    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 3, 1997

                                                      REGISTRATION NO. 333-34323

================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         ------------------------------

                                AMENDMENT NO. 1

                                       TO

                                    FORM S-4

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933

                         ------------------------------

                    HYDROCHEM INDUSTRIAL SERVICES, INC. (*)
             (Exact name of registrant as specified in its charter)


         DELAWARE                             8980                     75-2503906
(State or other jurisdiction of   (Primary Standard Industrial    (I.R.S. Employer
incorporation or organization)        Classification Code)       Identification Number)

                                  6210 ROTHWAY
                              HOUSTON, TEXAS 77040
                                 (713) 462-2130
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              MICHAEL P. STEINDLER
                         SECRETARY AND GENERAL COUNSEL
                                  6210 ROTHWAY
                              HOUSTON, TEXAS 77040
                                 (713) 462-2130
      (Name, address, including zip code, and telephone number, including area code, of agent for service)

                         ------------------------------

                                  Copies to:

JANICE V. SHARRY                                   DENNIS R. CASSELL
HAYNES AND BOONE, LLP                              CASSELL & STONE, L.L.P.
901 MAIN STREET, SUITE 3100                        5956 SHERRY LANE,
DALLAS, TEXAS  75202                               SUITE 1400
                                                   DALLAS, TEXAS 75225

                         ------------------------------

        Approximate date of commencement of proposed sale to the public:
   As soon as practicable after the Registration Statement becomes effective.

                         ------------------------------

   If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box: [ ]



* HydroChem International, Inc., a direct and wholly owned subsidiary of HydroChem Industrial Services, Inc., is a Co-Registrant. It is incorporated under the laws of the State of Delaware, its SIC number is 8980 and its I.R.S. Employer Identification Number is 75-2512100.

                         ------------------------------

    THE REGISTRANTS HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANTS SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

================================================================================

PROSPECTUS

                               OFFER TO EXCHANGE

              10 3/8% SENIOR SUBORDINATED NOTES DUE 2007, SERIES B
                              FOR ALL OUTSTANDING
              10 3/8% SENIOR SUBORDINATED NOTES DUE 2007, SERIES A
                                       OF
                      HYDROCHEM INDUSTRIAL SERVICES, INC.

                         ------------------------------

          THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON _________, 1997, UNLESS EXTENDED.

    HydroChem Industrial Services, Inc. (the "Company") is offering upon the terms and subject to the conditions set forth in this Prospectus and the accompanying letter of transmittal (the "Letter of Transmittal") (which together constitute the "Exchange Offer") to exchange $1,000 principal amount of its new 10 3/8% Senior Subordinated Notes due 2007, Series B (the "New Notes") for each $1,000 principal amount of its outstanding 10 3/8% Senior Subordinated Notes due 2007, Series A (the "Old Notes") in the aggregate principal amount of $110,000,000. The form and terms of the New Notes are identical to the form and terms of the Old Notes, except that the Old Notes were offered and sold in reliance upon certain exemptions from registration under the Securities Act of 1933, as amended (the "Securities Act"), while the offering and sale of the New Notes in exchange for the Old Notes has been registered under the Securities Act, with the result that the New Notes will not bear any legends restricting their transfer. The New Notes will evidence the same debt as the Old Notes and will be issued pursuant to, and entitled to the benefits of, the Indenture (as defined) governing the Old Notes. The Exchange Offer is being made in order to satisfy certain contractual obligations of the Company. See "The Exchange Offer" and "Description of Notes." The New Notes and the Old Notes are sometimes collectively referred to herein as the "Notes."


    The New Notes will mature on August 1, 2007. The New Notes will be redeemable at the option of the Company, in whole or in part, at any time on or after August 1, 2002, at the redemption prices set forth herein, plus accrued and unpaid interest and Liquidated Damages (as defined), if any, to the date of redemption. Notwithstanding the foregoing, at any time prior to August 4, 2000, the Company may redeem up to 35% of the original aggregate principal amount of the Notes with the net proceeds of one or more Equity Offerings (as defined) at a redemption price equal to 109.375% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, to the date of redemption; provided, that after any such redemption, 65% of the original aggregate principal amount of the Notes remains outstanding. Upon the occurrence of a Change of Control (as defined), the Company will be required, subject to certain conditions, to make an offer to purchase the New Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase. However, there can be no assurance that the Company would have or be able to acquire sufficient funds to repurchase the Notes in such an event. See "Description of Notes."



    The New Notes will be senior subordinated unsecured obligations of the Company and will rank junior in right of payment to all existing and future Senior Debt (as defined) of the Company, including contemplated borrowings under the New Credit Facility (as defined). The New Notes will be fully and unconditionally guaranteed on an unsecured senior subordinated and joint and several basis (the "Subsidiary Guarantees") by the Company's present subsidiary (HydroChem International, Inc.) and the Company's future subsidiaries that execute a Subsidiary Guarantee (collectively, the "Subsidiary Guarantors") in accordance with the Indenture. Each Subsidiary Guarantee will rank junior in right of payment to all existing and future Senior Debt of the Subsidiary Guarantor. The Indenture permits the Company and its Restricted Subsidiaries (as defined) to incur additional Indebtedness (as defined), subject to the satisfaction of certain financial tests. As of June 30, 1997, on a pro forma basis after giving effect to the offering of the Old Notes (the "Offering"), no Indebtedness would rank senior to the Notes (excluding $2.3 million in outstanding undrawn letters of credit), although the Company currently contemplates that it will enter into a new credit facility pursuant to which it could borrow up to $25 million ("New Credit Facility"). See "Description of Notes."


    Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where the Old Notes were acquired by that broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. See "The Exchange Offer" and "Plan of Distribution."


Continued on Page 2

    The Company will accept for exchange any and all validly tendered Old Notes on or before 5:00 p.m., New York City time, on ____________, 1997, unless extended (the "Expiration Date"). Tenders of Old Notes may be withdrawn at any time before 5:00 p.m., New York City time, on the Expiration Date, but after that time are irrevocable. Norwest Bank, Minnesota, N.A. will be acting as Exchange Agent in connection with the Exchange Offer. The Exchange Offer is not conditioned on any minimum principal amount of Old Notes being tendered for exchange, but is otherwise subject to certain customary conditions.


    The New Notes will bear interest from the most recent date to which interest has been paid on the Old Notes or, if no interest has been paid, from the date of issuance of the Old Notes at a rate per annum of 10 3/8%. Interest on the New Notes will be payable semiannually on February 1 and August 1 of each year commencing on the first such date following the date of issuance of the New Notes. Old Notes that are accepted for exchange will cease to accrue interest on and after the date on which interest on the New Notes begins to accrue. Accrued and unpaid interest on the Old Notes that are tendered in exchange for the New Notes will be payable on the first February 1 or August 1 following the date of issuance of the New Notes.


    The Old Notes were sold by the Company on August 4, 1997, to Donaldson, Lufkin & Jenrette Securities Corporation (the "Initial Purchaser") in a transaction not registered under the Securities Act in reliance on the exemption provided in Section 4(2) of the Securities Act. The Initial Purchaser subsequently placed the Old Notes with qualified institutional buyers in reliance on Rule 144A under the Securities Act. Accordingly, the Old Notes may not be reoffered, resold or otherwise transferred in the United States unless so registered or unless an applicable exemption from the registration requirements of the Securities Act is available. The New Notes are being offered hereunder in order to satisfy the obligations of the Company under a Registration Rights Agreement entered into among the Company, the Subsidiary Guarantor and the Initial Purchaser (the "Registration Rights Agreement"). See "The Exchange Offer."

    Based on an interpretation by the staff of the Securities and Exchange Commission (the "Commission" or the "SEC") set forth in no-action letters issued to third parties, the Company believes that New Notes issued pursuant to this Exchange Offer may be offered for resale, resold and otherwise transferred by a holder who is not an affiliate of the Company or the Subsidiary Guarantor without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holder is acquiring the New Notes in its ordinary course of business and is not participating in and has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the New Notes. Persons wishing to exchange Old Notes in the Exchange Offer must represent to the Company that these conditions have been met.

    The Company does not intend to list the New Notes on any national securities exchange or to seek the admission thereof to trading in the National Association of Securities Dealers Automated Quotation System. The Initial Purchaser has advised the Company that it intends to make a market in the New Notes; however, it is not obligated to do so and any market-making may be discontinued at any time without notice. Accordingly, no assurance can be given that an active public or other market will develop for the New Notes or as to the liquidity of or the trading market for the New Notes.

    Any Old Notes not tendered and accepted in the Exchange Offer will remain outstanding. To the extent that any Old Notes are tendered and accepted in the Exchange Offer, a holder's ability to sell untendered Old Notes could be adversely affected. Following consummation of the Exchange Offer, the holders of Old Notes will continue to be subject to the existing restrictions on transfer thereof.

    The Company expects that the New Notes issued pursuant to this Exchange Offer will be issued in the form of a Global New Note (as defined), which will be deposited with, or on behalf of, The Depository Trust Company ("DTC") and registered in its name or in the name of Cede & Co., its nominee. Beneficial interests in the Global New Note representing the New Notes will be shown on, and transfers thereof to qualified institutional buyers will be effected through, records maintained by DTC and its participants. After the initial issuance of the Global New Note, New Notes in certificated form will be issued in exchange for the Global New Note on the terms set forth in the Indenture. See "Description of Notes--Book Entry; Delivery and Form."

  FOR A DISCUSSION OF CERTAIN FACTORS TO BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE NEW NOTES, SEE "RISK FACTORS" BEGINNING ON PAGE 12.

                         ------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                         ------------------------------

          THE DATE OF THIS PROSPECTUS IS _____________________, 1997.

                               TABLE OF CONTENTS



SUMMARY . . . . . . . . . . . . . . . . . . . . . .   5

RISK FACTORS  . . . . . . . . . . . . . . . . . . .  12

THE EXCHANGE OFFER  . . . . . . . . . . . . . . . .  17

THE COMPANY . . . . . . . . . . . . . . . . . . . .  24

USE OF PROCEEDS . . . . . . . . . . . . . . . . . .  24

CAPITALIZATION  . . . . . . . . . . . . . . . . . .  25

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS . . . .  25

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA . .  30

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF OPERATIONS . .  32

BUSINESS  . . . . . . . . . . . . . . . . . . . . .  39

MANAGEMENT  . . . . . . . . . . . . . . . . . . . .  47

RELATED TRANSACTIONS  . . . . . . . . . . . . . . .  51

PRINCIPAL STOCKHOLDERS  . . . . . . . . . . . . . .  51

DESCRIPTION OF CAPITAL STOCK  . . . . . . . . . . .  53

DESCRIPTION OF NOTES  . . . . . . . . . . . . . . .  54

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS  . .  78

PLAN OF DISTRIBUTION  . . . . . . . . . . . . . . .  78

LEGAL MATTERS . . . . . . . . . . . . . . . . . . .  79

EXPERTS . . . . . . . . . . . . . . . . . . . . . .  79

AVAILABLE INFORMATION . . . . . . . . . . . . . . .  79

INDEX TO FINANCIAL STATEMENTS . . . . . . . . . . .  F-1



         Until _______, 1997 (90 days after the date of this Prospectus), all dealers offering transactions in the New Notes, whether or not participating in the Exchange Offer, may be required to deliver a prospectus in connection therewith. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

         No dealer, salesperson or other person has been authorized to give information or to make any representations not contained in this Prospectus, and, if given or made, such information or representations must not be relied on as having been authorized by the Company. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any security other than the New Notes offered hereby.

         The Exchange Offer is not being made to, nor will the Company accept surrenders for exchange from, holders of Old Notes in any jurisdiction in which the Exchange Offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.

  THIS PROSPECTUS (THIS "PROSPECTUS") DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY NOTE OFFERED HEREBY BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR ITS SUBSIDIARIES OR THAT THE INFORMATION SET FORTH HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                           -------------------------

         This Prospectus includes "forward-looking statements" within the meaning of various provisions of the Securities Act and the Securities Exchange Act of 1934 (the "Exchange Act"). All statements, other than statements of historical facts, included in this Prospectus that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including statements regarding future capital expenditures (including the amount and nature thereof), business strategy and measures to implement strategy, competitive strengths, goals, expansion and growth of the Company's business and operations, plans, references to future success, references to intentions as to future matters and other similar matters are forward-looking statements. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the Company's expectations and predictions is subject to a number of risks and uncertainties, including the risk factors discussed in this Prospectus; general economic, market or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by the Company; competitive actions by other industrial services companies; changes in laws or regulations; and other factors, many of which are beyond the control of the Company. Consequently, all of the forward-looking statements made in this Prospectus are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Company or its business or operations.

                                    SUMMARY

    The following summary is qualified in its entirety by reference to and should be read in conjunction with the more detailed information and financial statements, including the notes thereto, appearing elsewhere in the Prospectus. Unless the context otherwise indicates or requires, all references herein to "HydroChem" or the "Company" are to HydroChem Industrial Services, Inc. and its consolidated subsidiary.

                                  THE COMPANY

    The Company is a leading provider of industrial cleaning services to a wide range of processing industries, including petrochemical plants, oil refineries, electric utilities, pulp and paper mills, rubber plants and aluminum plants. Services provided include high pressure water cleaning ("hydroblasting"), chemical cleaning, industrial vacuuming, waste minimization, commissioning and other specialized services. This type of work is typically recurring maintenance to improve or sustain the operating efficiencies and extend the useful lives of process equipment and facilities. The Company provides services to approximately 1,200 customers at approximately 2,500 customer sites from 49 branch locations in the United States and one location in Singapore.

    In 1996, 44.5% of the Company's revenue was derived from hydroblasting, 40.2% from chemical cleaning, 7.4% from industrial vacuuming and 7.9% from other services. Also, in 1996, 45.8% of HydroChem's revenue came from petrochemical plants, 16.9% from oil refineries, 14.3% from electric utilities, 8.3% from pulp and paper mills and 14.7% from other industries. Approximately 40% of the Company's 1996 revenue was derived from its 15 largest customers, all of which are Fortune 500 companies, and approximately 60% was derived from its 40 largest customers, 34 of which are Fortune 500 companies. The Company has increased revenue from $27.1 million in fiscal 1992 to $157.5 million for the twelve months ended June 30, 1997, and has increased EBITDA (as defined) from $4.4 million to $20.1 million over the same period, through strategic acquisitions, increased market share and geographic expansion.

    Demand for HydroChem's industrial cleaning services has been favorably affected by a variety of market factors. Industrial cleaning is required as part of the recurring maintenance necessary to improve or sustain operating and energy efficiencies and to enhance the profitability and useful lives of its customers' equipment and facilities. For many years, the Company's customers have increased their use of outside contractors in an attempt to control their internal labor and insurance costs and to eliminate the need for maintaining expensive, under-utilized equipment. In recent years, these customers have also been reducing the number of vendors they utilize to streamline their internal operations, thus further reducing costs. This trend, together with the high costs of maintaining an excellent safety record, training employees and complying with rapidly changing government regulations, is driving the consolidation of the fragmented industrial cleaning industry. Management believes that these trends benefit larger industry participants such as HydroChem. In addition, the enactment of laws and regulations designed to protect the environment and public health have created additional opportunities for the Company to offer new services or enhance existing services to help keep its customers in compliance or lessen their cost of complying with these laws and regulations.

    HydroChem believes it has achieved a strong position in the industrial cleaning services industry by identifying changing customer needs and industry trends and successfully providing high-quality, cost-effective services to meet these needs on a timely basis. The Company's competitive strengths include its
(i) long-term relationships with quality customers; (ii) broad range of services offered; (iii) excellent safety record; (iv) nationwide network of strategic locations; (v) master service agreements with most of its major customers; (vi) customer alliances with some of its largest customers; and
(vii) experienced management personnel, both at the corporate and field levels.

BUSINESS STRATEGY

    The Company's business strategy includes the following key elements:

    o Expand Services Provided to Existing Customers. The Company generally does not provide its full range of industrial cleaning services to each customer. HydroChem believes that expanding the amount of work performed for existing customers is the most efficient and cost effective method of achieving growth. The Company actively leverages its existing customer relationships and the breadth of services it offers to capitalize on its customers' trend to reduce the number of vendors utilized and thereby gain additional market share. Also, the Company seeks to identify opportunities for new services that it can provide to its extensive customer base.

    o Establish Relationships with New Customers in Existing Geographic Areas. Most of the geographic areas in which the Company has branch locations contain concentrations of processing plants that are potential customers for the Company. The Company seeks to penetrate these geographic markets further by obtaining contracts at plants where it does not currently provide services.

    o Expand Geographically. The Company identifies attractive geographic markets for its services based on the number and types of plants located in those areas, establishes a branch location and then builds its business over time. This type of expansion often involves securing at least one contract with a customer before establishing a branch and then placing a complement of equipment and personnel in the area to perform this work and pursue other work. These actions establish a revenue stream to cover overhead costs and provide a base for expanding throughout the surrounding geographic area.

    o Establish Customer Alliances. The Company seeks to increase the number of its customer alliance relationships. Under this type of relationship, the Company's strategy is to provide its services as a sole-source supplier, thereby obtaining additional market share and strengthening customer relationships.

    o Pursue Additional Strategic Acquisitions. The Company has successfully grown its business in the past through strategic acquisitions. HydroChem intends to continue to pursue acquisitions that add additional services and products to market to its existing customer base or facilitate expansion of the Company's customer base or geographic coverage.

CORPORATE BACKGROUND

    Hydro Environmental Services Limited Partnership ("Hydro Services") was formed in 1990 by an investor group including B. Tom Carter, Jr., the Company's Chairman, CEO and President, to acquire an industrial cleaning business that had been operating since 1961. HydroChem was formed in September 1993 for the purpose of combining, in December 1993, the business and operations of Hydro Services with the Dowell Industrial Services division of Dowell Schlumberger Inc. ("DIS"), a business founded in 1938 and engaged in providing industrial cleaning services. In January 1995, the Company acquired the business of Halliburton Industrial Services ("HIS"), a business founded in 1962 and a division of Brown & Root Industrial Services, Inc., which was also engaged in providing industrial cleaning services. The Company is a wholly-owned subsidiary of HydroChem Holding, Inc. ("Parent"), which is owned by Citicorp Venture Capital, Ltd. ("CVC"), management of the Company, LKCM Venture Partners I Ltd., BT Capital Partners, Inc. and other investors.

                               THE NOTE OFFERING

The Old Notes . . . . . . . .   The Old Notes were sold by the Company on
                                August 4, 1997, to the Initial Purchaser pursuant to a Purchase Agreement. The Initial
                                Purchaser resold the Old Notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act.

Registration Statement  . . .   The Registration Rights Agreement granted the
                                holders of the Old Notes certain exchange and registration rights. The Exchange Offer is intended to satisfy those exchange rights, which terminate upon consummation of the Exchange Offer. If applicable law or applicable interpretations of the staff of the Commission do not permit the Company to effect the Exchange Offer, or in certain other circumstances, the Company has agreed to file a shelf registration covering resales of Transfer
                                Restricted Notes (as defined in the
                                Registration Rights Agreement).


                               THE EXCHANGE OFFER

    The Exchange Offer applies to $110,000,000 aggregate principal amount of the Old Notes. The form and terms of the New Notes are identical to the form and terms of the Old Notes except that the Old Notes were offered and sold in reliance upon certain exemptions from registration under the Securities Act, while the offering and sale of the New Notes in exchange for the Old Notes has been registered under the Securities Act, with the result that the New Notes will not bear any legends restricting their transfer. See "Description of Notes."

The Exchange Offer  . . . . .   $1,000 principal amount of New Notes for each
                                $1,000 principal amount of Old Notes. As of the date hereof, Old Notes representing
                                $110,000,000 aggregate principal amount were outstanding. The terms of the New Notes and the Old Notes are substantially identical. Based on an interpretation by the Commission's staff set forth in no-action letters issued to third parties unrelated to the

                                Company, the Company believes that, with the exceptions discussed herein, New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by any person receiving the New Notes, whether or not that person is the holder (other than any such holder or such other person that is an "affiliate" of the Company or the Subsidiary Guarantor within the meaning of Rule 405 under the Securities Act), without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that (i) the New Notes are acquired in the ordinary course of business of that holder or such other person, (ii) neither the holder nor such other person is engaging in or intends to engage in a distribution of the New Notes, and (iii) neither the holder nor such other person has an arrangement or understanding with any person to participate in the distribution of the New Notes. However, the Company has not sought, and does not intend to seek, its own no-action letter, and there can be no assurance that the Commission's staff would make a similar determination with respect to the Exchange Offer. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where those Old Notes were acquired by the broker-dealer as a result of its market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of those New Notes. See "The Exchange Offer -- Purpose and Effect" and "Plan of Distribution."

Expiration Date   . . . . . .   The Exchange Offer will expire at 5:00 p.m.,
                                New York City time, _____, 1997, or such later date and time to which it is extended.

Withdrawal Rights . . . . . .   The tender of Old Notes pursuant to the
                                Exchange Offer may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. Any Old Notes not accepted for exchange for any reason will be returned without expense to the tendering holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

Interest on the New Notes
  and Old Notes   . . . . . .   Interest on each New Note will accrue from the
                                date of issuance of the Old Note for which the New Note is exchanged or from the date of the last periodic payment of interest on such Old
                                Note, whichever is later. No interest will be paid on Old Notes which are exchanged for New
                                Notes, and holders of such Old Notes will be deemed to have waived the right to receive interest accrued thereon to the date of exchange.

Conditions to the Exchange
  Offer . . . . . . . . . . .   The Exchange Offer is subject to certain
                                customary conditions, certain of which may be waived by the Company. See "The Exchange Offer
                                -- Conditions."


Procedures for Tendering
  Old Notes . . . . . . . . .   Each holder of Old Notes wishing to accept the
                                Exchange Offer must complete, sign and date the Letter of Transmittal, or a copy thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver the Letter of Transmittal, or the copy, together with the Old Notes and any other required documentation, to the Exchange Agent at the address set forth herein. Persons holding Old Notes through the DTC and wishing to accept the Exchange Offer must do so pursuant to the DTC's Automated Tender Offer
                                Program, by which each tendering Participant
                                (as defined) will agree to be bound by the Letter of Transmittal. By executing or agreeing to be bound by the Letter Transmittal, each holder will represent to the Company that, among other things, (i) any New Notes to be received by it will be acquired in the ordinary course of its business and (ii) it is not an "affiliate," as defined in Rule 405 of the Securities Act, of the Company or the Subsidiary Guarantor, or if it is an affiliate, it will comply with the registration and prospectus delivery requirements of the
                                Securities Act to the extent applicable. If the holder is not a broker-dealer, it will be required to represent that it is not engaged in, and does not intend to engage in, the distribution of the New Notes and has no arrangement with any person to participate in the distribution of the New Notes. If the holder is a broker-dealer that will receive New
                                Notes for its own account in exchange for Old
                                Notes that were acquired as a result of
                                market-making activities or other
                                trading activities, it will be required to acknowledge that it will deliver a prospectus in connection with any resale of such New
                                Notes.

                                Pursuant to the Registration Rights Agreement, the Company is required to file a registration statement for a continuous offering pursuant to Rule 415 under the Securities Act in respect of the Old Notes if existing Commission interpretations are changed such that the New Notes received by holders in the Exchange Offer are not or would not be, upon receipt, transferable by each such holder (other than an affiliate of the Company or the Subsidiary Guarantor) without restriction under the Securities Act. See "The Exchange Offer -- Purpose and Effect."

Acceptance of Old Notes and
  Delivery of New Notes . . .   The Company will accept for exchange any and
                                all Old Notes which are properly tendered in the Exchange Offer prior to 5:00 p.m., New York
                                City time, on the Expiration Date. The New
                                Notes issued pursuant to the Exchange Offer will be delivered promptly following the Expiration Date. See "The Exchange Offer --
                                Terms of the Exchange Offer."

Exchange Agent  . . . . . . .   Norwest Bank, Minnesota, N.A. is serving as
                                Exchange Agent in connection with the Exchange
                                Offer and is also serving as Trustee under the Indenture.

Federal Income Tax
  Considerations  . . . . . .   The exchange pursuant to the Exchange Offer
                                will not be a taxable event for federal income tax purposes. See "Certain U.S. Federal Income
                                Tax Considerations."

Effect of Not Tendering . . .   Old Notes that are eligible for exchange in the
                                Exchange Offer, but are not tendered or are tendered but not accepted will, following the completion of the Exchange Offer, continue to be subject to the existing restrictions upon transfer thereof. The Company will have no further obligation to provide for the registration under the Securities Act of such Old Notes.

Global Note . . . . . . . . .   The New Notes will be issued in fully
                                registered form and are expected to initially be represented by one Global Note, registered in the name of DTC or its nominee and deposited with DTC. Holders of beneficial interests in the Global Note will not be considered the owners or holders of any New Notes under the Global Note or the Indenture for any purpose.
                                Holders of beneficial interests in the Global
                                Note may be unable to transfer or pledge their interest in the Global Notes if physical delivery is required. Payments by the Participants (as defined) and the Indirect
                                Participants (as defined) to the beneficial owners of New Notes will be governed by standing instructions and customary practice and will be the responsibility of the Participants or Indirect Participants and not the Company or the Trustee. See "Exchange Offer
                                -- Book Entry; Delivery and Form."

                             TERMS OF THE NEW NOTES

Notes Offered . . . . . . . .   $110,000,000 aggregate principal amount of
                                10 3/8% Senior Subordinated Notes due 2007,
                                Series B.

Maturity  . . . . . . . . . .   August 1, 2007.


Interest and Payment Dates. .   The New Notes will bear interest at the rate of
                                10 3/8% per annum. Interest will accrue from the date of original issuance of the Old Notes, or from the most recent date to which interest has been paid, whichever is later, and will be payable semi-annually in arrears on February 1 and August 1 of each year, commencing on February 1, 1998.


Optional Redemption . . . .     On or after August 1, 2002, the New Notes will
                                be redeemable at the option of the Company, in whole or in part, at the redemption prices set forth herein, plus accrued and unpaid interest and Liquidated Damages, if any, to the date of redemption. Notwithstanding the foregoing, prior to August 4, 2000, the Company may redeem up to 35% of the original aggregate principal amount of the Notes issued in the Offering (including New
                                Notes exchanged for Old Notes pursuant to the Exchange Offer) with the net proceeds of one or more Equity Offerings at a redemption price of 109.375% of the principal amount thereof, in each case plus accrued and unpaid interest and Liquidated Damages, if any, to the redemption date; provided that at least 65% of the aggregate principal amount of the Notes originally issued remains outstanding immediately after such redemption. See
                                "Description of Notes -- Optional Redemption."

Subsidiary Guarantees . . .     The New Notes will be guaranteed on an
                                unsecured senior subordinated and joint and several basis by each of the Subsidiary
                                Guarantors, which consist of the Company's current subsidiary and future subsidiaries, if any, that the Company may designate. The
                                Subsidiary Guarantees may be released under certain circumstances. See "Description of
                                Notes -- Subsidiary Guarantees."

Ranking . . . . . . . . . .     The New Notes will be subordinated in right of
                                payment to all existing and future Senior Debt of the Company, including borrowings under the New Credit Facility. Each Subsidiary Guarantee will be subordinated in right of payment to all existing and future Senior Debt of the Subsidiary Guarantor, including guarantees of the New Credit Facility. As of June 30, 1997, on a pro forma basis, the Company and its Subsidiary Guarantor would have had no Senior
                                Debt (excluding $2.3 million in outstanding undrawn letters of credit that are secured by cash of the Company until the New Credit
                                Facility is in place). The Indenture permits the Company and its Restricted Subsidiaries to incur additional Indebtedness, including Senior
                                Debt, subject to certain limitations, and prohibits the incurrence of any Indebtedness by the Company and each of the Subsidiary
                                Guarantors that is senior to the New Notes and the Subsidiary Guarantees, as the case may be, and subordinated to Senior Debt and Senior Debt of the Subsidiary Guarantors, as the case may be. See "Description of Notes -- Subordination" and "-- Certain Covenants."

Change of Control . . . . .     Upon the occurrence of a Change of Control,
                                holders of the New Notes will have the right to require the Company to purchase all or any part of their Notes at a price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest and Liquidated
                                Damages, if any, to the date of purchase. See
                                "Description of Notes -- Certain Covenants --
                                Change of Control."


Certain Covenants . . . . .     The Indenture pursuant to which the Old Notes
                                were issued and the New Notes will be issued contains certain covenants that, among other things, limit the ability of the Company and its Restricted Subsidiaries to: (i) pay dividends or make certain other Restricted
                                Payments (as defined); (ii) incur additional
                                Indebtedness; (iii) encumber or sell assets;
                                (iv) enter into certain guarantees of
                                Indebtedness; (v) enter into transactions with Affiliates (as defined); and (vi) merge or consolidate with any other entity or transfer or lease all or substantially all of their assets. In addition, under certain circumstances, the Company will be required to offer to purchase Notes at a price of 100% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase with the proceeds of certain Asset Sales (as defined). The Company may not have sufficient funds to redeem the Notes upon a Change of Control. In addition, the New Credit Facility may prohibit the Company from purchasing any Notes and may also provide that certain change of control events with respect to the Company would constitute a default thereunder. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing Notes, then prior to purchasing the Notes in a Change of Control
                                Offer, the Company must either repay all outstanding Senior Debt that contains such prohibitions or obtain the requisite consents, if any, under all agreements governing such outstanding Senior Debt. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing Notes. In such case, the Company's failure to purchase all Notes validly tendered and not withdrawn under such Change of Control Offer would constitute an Event of Default under the Indenture which may, in turn, constitute a default under the New Credit
                                Facility. In such circumstances, the
                                subordination provisions in the Indenture would likely restrict payments to the Holders of Notes. See "Description of Notes -- Certain
                                Covenants."

                                  RISK FACTORS

    For a discussion of certain factors that should be considered by prospective investors in connection with an investment in the New Notes, see "Risk Factors."

          SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

    The following summary historical consolidated financial data of the Company for the year ended December 31, 1992, and the period from January 1, 1993, to December 14, 1993, have been derived from the audited financial statements of Hydro Services, a predecessor to the Company's business and operations. The summary historical consolidated financial data of the Company for the period from December 15, 1993, to December 31, 1993, and for each of the years ended December 31, 1994, 1995 and 1996, have been derived from the Company's audited consolidated financial statements. The unaudited pro forma consolidated financial data of the Company for the year ended December 31, 1996, has been derived from the Company's audited financial statements. The summary unaudited historical consolidated financial data of the Company for the six months ended June 30, 1996, and unaudited historical and pro forma consolidated financial data of the Company as of and for the six months ended June 30, 1997, have been derived from the Company's unaudited consolidated financial statements. The Company's unaudited consolidated financial statements include all adjustments, consisting of normal recurring accruals, that the Company's management considers necessary for a fair presentation of such data. The results of operations for any interim period are not necessarily indicative of results of operations for the fiscal year. The summary historical and pro forma consolidated financial data set forth below should be read in conjunction with "The Company," "Pro Forma Consolidated Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus.


                                                 YEAR ENDED DECEMBER 31,                            SIX MONTHS ENDED JUNE 30,
                              ----------------------------------------------------------------    ------------------------------
                                                   HISTORICAL                        PRO FORMA        HISTORICAL        PRO FORMA
                              ----------------------------------------------------   ---------    -------------------   --------
                              1992(1)     1993(1)     1994       1995       1996      1996(2)       1996       1997      1997(2)
                                                                             (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Revenue ....................  $ 27,121   $ 32,529   $101,103   $156,484   $156,003   $ 156,003    $ 79,201   $ 80,714   $ 80,714
Gross profit ...............    10,904     12,041     36,521     61,855     61,630      61,630      31,325     32,924     32,924
SG&A expense ...............     6,394      6,881     20,504     39,465     42,103      42,103      20,184     21,161     21,161

Depreciation ...............     1,049      1,616      3,930      6,752      7,765       7,765       3,712      3,889      3,889
Operating income ...........     3,356      3,497     12,087     15,638     11,762      11,762       7,429      7,874      7,874
Interest expense, net ......     1,613      1,822      5,605      8,693      7,920      11,743       4,038      3,787      5,871
Amortization of
  intangibles ..............       468        493      1,151      1,407      1,523       1,523         762        779        779
Income (loss) before
  taxes ....................     1,134        532      5,409      5,903      1,829      (1,994)      2,777      3,285      1,201
Net income (loss) ..........     na(1)      na(1)      2,950      2,851        545      (1,825)        828      1,747        455

OTHER FINANCIAL DATA:
Gross margin ...............      40.2%      37.0%      36.1%      39.5%      39.5%       39.5%       39.6%      40.8%      40.8%
EBITDA(3) ..................  $  4,405   $  5,113   $ 16,017   $ 22,390   $ 19,527   $  19,527    $ 11,141   $ 11,763   $ 11,763
EBITDA margin(4) ...........      16.2%      15.7%      15.8%      14.3%      12.5%       12.5%       14.1%      14.6%      14.6%
Capital expenditures .......  $  1,869   $  3,047   $  5,576   $  8,493   $  6,829   $   6,829    $  3,245   $  2,847   $  2,847

PRO FORMA DATA:
Cash interest expense(5) ...                                                         $  11,413                          $  5,706
Ratio of EBITDA to cash
  interest expense .........                                                               1.7x                              2.1x
Ratio of net debt to
  EBITDA(6) ................                                                               4.1x                              3.3x

                                                                  AS OF JUNE 30, 1997
                                                               -------------------------
                                                                HISTORICAL   PRO FORMA(2)
                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents(7)  . . . . . . . . . . . . . . . . .  $  1,458       $ 32,114
Working capital . . . . . . . . . . . . . . . . . . . . . . . .    14,212         51,784
Total assets  . . . . . . . . . . . . . . . . . . . . . . . . .   117,759        148,488
Total long-term debt, including current maturities  . . . . . .    65,582        110,000
Stockholder's equity  . . . . . . . . . . . . . . . . . . . . .    27,517         16,925


----------
(1) Results for the years ended December 31, 1992 and 1993, were derived from (i) the audited financial statements of Hydro Services, a predecessor to the Company's business and operations, for the year ended December 31, 1992, and the period from January 1, 1993, to December 14, 1993, and (ii) the Company's audited financial statements for the period from December 15, 1993, to December 31, 1993. Operations for 1993 have been combined for purposes of this presentation. Because Hydro Services was reported on a limited partnership basis, net income (loss) is not available on a comparable basis. See "The Company."

(2) Gives effect to (i) the issuance of the Old Notes, (ii) the application of the net proceeds therefrom, and (iii) the write-off of the unamortized balance of deferred financing costs relating to the Senior Credit Facility and Senior Subordinated Debt which were discharged using a portion of the net proceeds from the sale of the Old Notes. The Company will record in the quarter in which the Offering was consummated an extraordinary loss on retirement of debt, net of related tax benefit. The pro forma statement of operations data does not give effect to such loss. As of June 30, 1997, the amount of such loss would have been approximately $2.3 million, net of income taxes. See "Use of Proceeds" and "Pro Forma Consolidated Financial Statements."

(3) EBITDA for any relevant period presented above is defined as net income plus interest expense, income taxes, depreciation, amortization, and other income and expenses (including a special charge of $511,000 in 1996) reflected in the determination of net income. EBITDA should not be construed as a substitute for operating income, as an indicator of liquidity or as a substitute for net cash provided by operating activities, which are determined in accordance with generally accepted accounting principles. EBITDA is included because management believes that certain investors may find it to be a useful tool for analyzing operating performance, leverage, liquidity, and a company's ability to service debt. See "Pro Forma Consolidated Financial Statements" and the Company's Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus.

(4) EBITDA margin for any relevant period reflects EBITDA divided by revenue.

(5) Cash interest expense represents total interest expense less amortization of deferred financing costs, on a pro forma basis giving effect to the issuance of the Old Notes pursuant to the Offering and the application of the net proceeds therefrom, as if the transaction had occurred on January 1, 1996.

(6) Ratio of net debt to EBITDA for the six months ended June 30, 1997, reflects net debt divided by the product of EBITDA times 2. Net debt represents total long-term debt, including current maturities, less cash and cash equivalents.

(7) A portion of the Company's cash is required to secure the Company's outstanding undrawn letters of credit ($2.3 million at June 30, 1997), which were principally incurred in connection with the Company's property and casualty insurance program.

                                  RISK FACTORS

    Prospective investors in the New Notes should consider carefully the risk factors set forth below, as well as the other information in this Prospectus.


SUBSTANTIAL LEVERAGE AND DEBT SERVICE OBLIGATIONS


    The Company has substantial indebtedness and debt service obligations, principally represented by the Notes. As of June 30, 1997, the Company's total indebtedness, including current portion, would have been $110.0 million on a pro forma basis, exclusive of $2.3 million of outstanding undrawn letters of credit which were principally incurred in connection with the Company's property and casualty insurance program and are expected to be secured by cash of the Company until the New Credit Facility is in place. The Company intends to enter into the New Credit Facility, pursuant to which the Company anticipates that it will be able to borrow up to $25.0 million. In addition, subject to any restrictions under the New Credit Facility and the Indenture, the Company and its subsidiaries may incur additional indebtedness from time to time. There can be no assurance that the New Credit Facility will be available on terms acceptable to the Company, if at all. See "Use of Proceeds," "Capitalization" and "Description of Notes -- Certain Covenants."

    The Company's indebtedness will have several important consequences to the holders of the New Notes, including, but not limited to, the following: (i) the Company will incur significant interest expense and principal repayment obligations in connection with the Notes; (ii) the Company's ability to obtain additional or replacement financing in the future, as needed, may be limited;
(iii) the Company's leveraged position and the covenants contained in the Indenture could limit the Company's ability to expand its business and take advantage of certain business opportunities; and (iv) the Company's leverage may make it more vulnerable to economic downturns, limit its ability to withstand competitive pressures, and reduce its flexibility in responding to changing business and economic conditions. See "Description of Notes."

    The Company's ability to pay interest and principal on the New Notes and to satisfy its other debt obligations will depend upon its future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, certain of which are beyond its control, as well as the availability of revolving credit borrowings under the New Credit Facility or a successor facility. The Company anticipates that its net cash provided by operating activities will be sufficient to meet its operating expenses, expenditures for property and equipment, and debt service requirements as they become due. However, if the Company is unable to service its debt, it will be forced to pursue one or more alternative strategies such as selling assets, curtailing any expansion, restructuring or refinancing its indebtedness, or seeking additional equity capital. There can be no assurance that any of these strategies could be effected on terms satisfactory to the Company, if at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


SENIOR SUBORDINATED RANKING OF THE NEW NOTES


    The New Notes will be senior subordinated unsecured obligations of the Company and will rank junior in right of payment to all existing and future Senior Debt of the Company, including any indebtedness to be incurred under the New Credit Facility. The Company's obligations under the New Notes will be jointly and severally guaranteed by the Company's subsidiary; however, substantially all of the assets of the Company's subsidiary may also be pledged as security under the New Credit Facility. Although on a pro forma basis, as of June 30, 1997, after giving effect to the application of the net proceeds from the Offering, no indebtedness would rank senior to the New Notes (excluding $2.3 million in outstanding undrawn letters of credit), the Indenture allows the Company to incur Senior Debt from time to time, including pursuant to the New Credit Facility. See "Description of Notes -- Certain Covenants."

RESTRICTIVE COVENANTS

    The Indenture restricts, among other things, the Company's and its Restricted Subsidiaries' ability to pay dividends or make certain other Restricted Payments, to incur additional Indebtedness, to encumber or sell assets, to enter into transactions with Affiliates, to enter into certain guarantees of Indebtedness, to make Restricted

Investments (as defined), to merge or consolidate with any other entity, and to transfer or lease all or substantially all of their assets. In addition, the Company believes the New Credit Facility may contain other covenants and may prohibit the Company and its subsidiaries from prepaying other indebtedness, including possibly the New Notes. The New Credit Facility may also require the Company to maintain specified financial ratios and satisfy certain financial tests. The Company's ability to meet these financial ratios and tests can be affected by events beyond its control, and there can be no assurance that the Company will meet these tests. A breach of any of these covenants could result in a default under the New Credit Facility or the Indenture. Upon the occurrence of an event of default under the New Credit Facility, the lenders thereunder could elect to declare all amounts outstanding under the New Credit Facility, together with accrued interest, to be immediately due and payable. If the Company were unable to repay those amounts, such lenders could proceed against the collateral granted to them to secure that indebtedness. If the Senior Debt were to be accelerated, there can be no assurance that the assets of the Company would be sufficient to repay in full all Senior Debt or the New Notes. See "Description of Notes -- Certain Covenants."

PERIODIC FLUCTUATIONS

    A variety of factors may cause period-to-period fluctuations in the operating results of the Company. Many of these factors are beyond the control of the Company. The majority of the Company's revenue in each quarter results from orders received in that quarter. As a result, the Company establishes its staffing levels and operating expenditures based on anticipated revenue levels. Thus, if revenue does not occur when expected, expenditure levels could be disproportionately high, and operating results for the period, and potentially for other periods, would be adversely affected.

    Historically, the Company's business has been subject to seasonality. Typically, the Company's revenue is greater during the second and fourth calendar quarters. Demand for major industrial cleaning projects tends to be higher in these periods due to process industry cycles. For example, electric utilities typically schedule maintenance projects in advance of their peak summer and winter production seasons.

    The majority of the Company's revenue is derived from customers in processing industries, including petrochemical plants, oil refineries, electric utilities and pulp and paper mills. Many of the Company's customers are highly sensitive to the prices paid for commodity inputs and the prices received for finished processed products. The prices of many of these inputs and products are highly volatile and cyclical in nature and can greatly impact the operating profitability of those customers. There can be no assurance that these companies will continue to use the Company's services in the event of a cyclical downturn or will utilize the Company's services during peak cyclical periods.


HIGHLY COMPETITIVE BUSINESS ENVIRONMENT


    The industrial cleaning service industry is highly competitive and includes companies with significantly greater resources than the Company and a number of smaller, local or regional companies. These companies at times compete principally on the basis of price. Reductions in the demand for, or increases in competition in, certain service lines may cause prices for that service line to decline. In addition, in connection with certain potential contracts of the Company, the Company may be required to commit substantial resources over a long period of time without any assurance of being selected to perform, or successfully completing, such projects. Such events could have a material adverse effect on the Company's financial condition and results of operations.

OPERATING RISKS

    In the normal course of business, the Company is subject to numerous operating risks, including risks associated with the safety of its employees and its customers' employees while providing industrial cleaning services, potential damage to a customer's property or business in performing such services, and the potential for an environmental accident. The Company believes that, subject to policy exclusions and limits, it has adequate insurance to cover these risks. However, no assurance can be given that the insurance will adequately protect the Company and, if the Company is only partially insured or completely uninsured, such a claim could result in a material adverse effect on the Company's financial condition and results of operations.

DEPENDENCE ON KEY PERSONNEL

    The Company's success depends upon the continued contribution of its officers and key personnel, many of whom would be difficult to replace. Although the Company has entered into employment agreements with certain of such officers, the loss of one or more of these individuals could have a material adverse effect on the Company. The Company's continued growth depends on its ability to attract and retain skilled employees. See "Management."

RISKS ATTENDANT TO ACQUISITION STRATEGY

    The Company regularly considers the acquisition of other companies. At any given time, the Company may be in various stages of considering such opportunities. Such acquisitions are subject to the negotiation of definitive agreements and to conditions typical in acquisition transactions, certain of which conditions may be beyond the Company's control. There is no assurance that the Company will be able to identify desirable acquisition candidates or will be successful in entering into any definitive agreements with respect to desirable acquisitions. Moreover, even if definitive agreements are entered into, there is no assurance that any future acquisition will thereafter be completed or, if completed, that the anticipated benefits of the acquisition will be realized. The process of integrating acquired operations into the Company's operations may result in unforeseen operating difficulties, may absorb significant management attention, and may require significant financial resources that would otherwise be available for the ongoing development or expansion of the Company's existing operations. Future acquisitions by the Company could result in the incurrence of additional indebtedness and contingent liabilities which could have a material adverse effect on the Company's financial condition and results of operations.

RISKS ASSOCIATED WITH GOVERNMENT REGULATION

    The Company's operations are subject to various federal, state and local regulations governing employee health and safety, protection of the environment, and motor carriers. While the Company believes it operates safely and prudently and is in substantial compliance with these laws and regulations, there can be no assurance that accidents will not occur or that the Company will not incur penalties or fines for violations. In addition, noncompliance with these laws and regulations may negatively impact the Company's ability to secure contracts with customers or obtain adequate insurance at reasonable costs. Any of these factors could have a material adverse effect on the Company's financial condition or results of operations. See "Business -- Governmental Regulation."

VOTING CONTROL BY OFFICERS, DIRECTORS AND AFFILIATES

    The Company is a wholly-owned subsidiary of HydroChem Holding, Inc., a Delaware corporation which in turn is principally owned by entities that also hold its outstanding indebtedness. Such owners, should they act together, would have sufficient voting power to (i) elect the entire Boards of Directors of Parent and the Company, (ii) exercise control over the business, policies and affairs of Parent and the Company, and (iii) in general, determine the outcome of any corporate transaction or other matters submitted to the stockholders for approval such as (a) any amendment to the Company's Certificate of Incorporation, (b) the authorization of additional shares of capital stock, and
(c) any merger, consolidation or sale of all or substantially all of the assets of the Company which could prevent or cause a change of control of the Company. Pursuant to a Stockholders Agreement, these owners have agreed, among other things, to elect Mr. Carter and persons designated by certain stockholders as directors of Parent and the Company. See "Principal Stockholders."

POSSIBLE DEFAULT UPON CHANGE OF CONTROL

    In the event of a Change of Control, each holder of the New Notes will be entitled to require the Company to purchase any or all of the New Notes held by such holder at the prices stated herein. The Company expects that prepayment of the New Notes pursuant to a Change of Control would constitute a default under the New Credit Facility and any other agreements relating to Senior Debt to which the Company may become a party. In the event that a Change of Control occurs, the Company would likely be required to refinance the indebtedness outstanding under the New Credit Facility and the New Notes. There can be no assurance that the Company would be able to refinance such indebtedness or, if such refinancing were to occur, that such refinancing would be on terms favorable to the Company. If such refinancing does not occur, the Company would remain prohibited from purchasing the New

Notes and such failure to purchase the New Notes would constitute an event of default under the Indenture which may, in turn, constitute a default under the New Credit Facility. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the holders of the New Notes. See "Description of Notes -- Certain Covenants -- Change of Control" and "-- Certain Definitions."

LACK OF PUBLIC MARKET

    The Old Notes are designated for trading in the PORTAL market. There is no established trading market for the New Notes. The Company does not currently intend to list the New Notes on any securities exchange or to seek approval for quotation through any automated quotation system. Accordingly, there can be no assurance as to the development of any market or the liquidity of any market that may develop for the New Notes. If such a market were to exist, no assurance can be given as to the trading prices of the New Notes, which will depend on many factors, including, among other things, prevailing interest rates, the Company's operating results and the market for similar securities. The liquidity of, and trading market for, the New Notes may be adversely affected by general declines in the market for similar securities. Such a decline may adversely affect such liquidity and trading markets independent of the financial performance of, and prospects for, the Company.


ADVERSE CONSEQUENCES OF FAILURE TO EXCHANGE


    The Old Notes were sold pursuant to an exemption from the registration requirements of the Securities Act and their transfer is subject to certain restrictions under the Securities Act. In general, Old Notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Holders of Old Notes who do not exchange their Notes for New Notes pursuant to the Exchange Offer will continue to be subject to such restrictions on transfer of the Old Notes. The Company currently does not anticipate that it will register the Old Notes under the Securities Act. To the extent that Old Notes are tendered and accepted in the Exchange Offer, the trading market for untendered and tendered but unaccepted Old Notes could be adversely affected. See "The Exchange Offer -- Consequences of Failure to Exchange."


RISKS ASSOCIATED WITH EXCHANGE OFFER PROCEDURES


    The New Notes will be issued in exchange for Old Notes only after timely receipt by the Exchange Agent of such Old Notes, a properly completed and duly executed Letter of Transmittal and all other required documents. Therefore, holders of Old Notes desiring to tender such Old Notes in exchange for New Notes should allow sufficient time to ensure timely delivery. Neither the Exchange Agent nor the Company is under any duty to give notification of defects or irregularities with respect to tenders of Old Notes for exchange. Old Notes that are not tendered or are tendered but not accepted will, following consummation of the Exchange Offer, continue to be subject to the existing restrictions upon transfer thereof. In addition, any holder of Old Notes who tenders in the Exchange Offer for the purpose of participating in a distribution of the New Notes will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where the Old Notes were acquired by the broker-dealer as a result of market-making or any other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution."


FRAUDULENT TRANSFER RISKS


    Under fraudulent transfer law, if a court were to find in a lawsuit by an unpaid creditor or representative of creditors of the Company or a Subsidiary Guarantor, that the Company or a Subsidiary Guarantor received less than fair consideration or reasonable equivalent value for incurring the indebtedness represented by the New Notes, and, at the time of such incurrence, the Company or the Subsidiary Guarantor (i) was insolvent or was rendered insolvent by reason of such incurrence, (ii) was engaged or about to engage in a business or transaction for which its remaining property constituted unreasonably small capital or (iii) intended to incur, or believed it would incur, indebtedness beyond its ability to pay as such indebtedness matures, such court could, among other things, (a) void all or a portion of the Company's obligations to the holders of New Notes and/or (b) subordinate the Company's or the Subsidiary Guarantor's obligations to the holders of the New Notes to other existing and future indebtedness of the Company or the Subsidiary Guarantor, the effect of which would be to entitle such other creditors to be paid in full before any payment could be made on the New Notes. The measure of insolvency for purposes of determining whether a transfer is avoidable as a fraudulent transfer varies depending upon the law of the jurisdiction which is being applied. Generally, however, a debtor would be considered insolvent if the sum of all of its liabilities were greater than the value of all of its property at a fair valuation or if the present fair salable value of the debtor's assets were less than the amount required to repay its probable liability on its indebtedness as it becomes absolute and matures. There can be no assurance as to what standard a court would apply in order to determine solvency. To the extent that proceeds from the sale of the Old Notes were used to repay indebtedness under the Company's Senior Credit Facility (as defined), a court may find that the Company or a Subsidiary Guarantor did not receive fair consideration or reasonably equivalent value for the incurrence of the indebtedness represented thereby.

    The Indenture contains a savings clause which generally will limit the obligations of any Subsidiary Guarantor under its Subsidiary Guarantee to the maximum amount that will, after giving effect to all of the liabilities of such Subsidiary Guarantor, result in such obligations not constituting a fraudulent conveyance. To the extent any Subsidiary Guarantee was avoided or limited as a fraudulent conveyance or held unenforceable for any other reason, holders of the New Notes would cease to have any claim against such Subsidiary Guarantor and would be creditors solely of HydroChem. In such event, the claims of holders of the New Notes against such Subsidiary Guarantor would be subject to the prior payment of all liabilities (including trade payables) of such Subsidiary Guarantor. There can be no assurance that, after providing for all prior claims, there would be sufficient assets to satisfy the claims of the holders of the New Notes relating to any avoided portion of the Subsidiary Guarantees.

    On the basis of its historical financial information, its recent operating history and other factors, the Company believes that, at the time of, and after issuance of the Old Notes and the incurrence of indebtedness pursuant to the New Credit Facility, each of the Company and the Subsidiary Guarantor was not and will not be insolvent nor rendered insolvent thereby, had and will have sufficient capital for the business in which it is engaged and did not and will not have incurred indebtedness beyond its ability to pay such indebtedness as it matures. There can be no assurance, however, that a court would necessarily agree with these conclusions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                               THE EXCHANGE OFFER

PURPOSE AND EFFECT

    The Old Notes were sold by the Company on August 4, 1997, in a private placement pursuant to an exemption from registration under the Securities Act. In connection with that private placement, the Company and the Subsidiary Guarantor entered into the Registration Rights Agreement which requires that the Company and the Subsidiary Guarantor file the registration statement of which this Prospectus is a part (the "Registration Statement") under the Securities Act with respect to the New Notes on or prior to 60 days after the date of issuance of the Old Notes (the "Issue Date"). The Registration Rights Agreement further requires that, upon the effectiveness of the Registration Statement, the Company offer to the holders of the Old Notes the opportunity to exchange their Old Notes for a like principal amount of New Notes, which will be issued without a restrictive legend and may be reoffered and resold by the holder without further registration under the Securities Act. The Company and the Subsidiary Guarantor have agreed to use their reasonable best efforts to cause the Registration Statement to be declared effective within 120 days following the Issue Date and to consummate the Exchange Offer within 30 days after the Registration Statement is declared effective by the Commission. A copy of the Registration Rights Agreement has been filed as an exhibit to the Registration Statement.

    In order to participate in the Exchange Offer, a holder must represent to the Company, among other things, that (i) any New Notes to be received by it will be acquired in the ordinary course of its business, (ii) if the holder is not a broker-dealer, that it is not engaged in, and does not intend to engage in, the distribution of the New Notes and it has no arrangement with any person to participate in the distribution of the New Notes and (iii) it is not an "affiliate" (as defined in Rule 405 of the Securities Act) of the Company or the Subsidiary Guarantor, or if it is an affiliate, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable. Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer should acknowledge that it acquired the Old Notes for its own account as the result of market making activities or other trading activities. Any holder who is unable to make the appropriate representations to the Company will not be permitted to tender the Old Notes in the Exchange Offer and will be required to comply with the registration and prospectus delivery requirements of the Securities Act (or an appropriate exemption therefrom) in connection with any sale or transfer of the Old Notes.

    Based on an interpretation by the Commission's staff set forth in no-action letters issued to third parties unrelated to the Company, the Company believes that, with the exceptions discussed herein, New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by any person receiving the New Notes, whether or not that person is the holder (other than any such holder or such other person that is an "affiliate" of the Company or the Subsidiary Guarantor within the meaning of Rule 405 under the Securities Act), without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that (i) the New Notes are acquired in the ordinary course of business of that holder or such other person, (ii) neither the holder nor such other person is engaging in or intends to engage in a distribution (within the meaning of the Securities
Act) of the New Notes, and (iii) neither the holder nor such other person has an arrangement or understanding with any person to participate in the distribution of the New Notes. See "Plan of Distribution."

CONSEQUENCES OF FAILURE TO EXCHANGE

    The Old Notes are designated for trading in the PORTAL market. To the extent Old Notes are tendered and accepted in the Exchange Offer, the principal amount of outstanding Old Notes will decrease with a resulting decrease in the liquidity in the market therefor. Following the consummation of the Exchange Offer, holders of Old Notes who were eligible to participate in the Exchange Offer but who did not tender their Old Notes will not be entitled to certain rights under the Registration Rights Agreement, and such Old Notes will continue to be subject to certain restrictions on transfer. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act and applicable state securities laws, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not intend to register the Old Notes under the Securities Act and, after consummation of the Exchange Offer, will not be obligated to do so.

TERMS OF THE EXCHANGE OFFER

    Upon the terms and subject to the conditions set forth in this Prospectus and in the Letter of Transmittal, the Company will accept any and all Old Notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date. As soon as practicable after the Expiration Date, the Company will issue $1,000 principal amount of New Notes in exchange for each $1,000 principal amount of outstanding Old Notes accepted in the Exchange Offer. Holders may tender some or all of their Old Notes pursuant to the Exchange Offer. However, Old Notes may be tendered only in integral multiples of $1,000 in principal amount.

    The form and terms of the New Notes are identical to the form and terms of the Old Notes except that the Old Notes were offered and sold in reliance upon certain exemptions from registration under the Securities Act, while the offering and sale of the New Notes in exchange for the Old Notes have been registered under the Securities Act, with the result that the New Notes will not bear any legends restricting their transfer. Also, holders of the New Notes will not be entitled to certain rights under the Registration Rights Agreement. The New Notes will evidence the same debt as the Old Notes and will be issued pursuant to, and entitled to the benefits of, the Indenture.

    As of the date of this Prospectus, $110,000,000 aggregate principal amount of the Old Notes was outstanding and registered in the name of Cede & Co., as nominee for the DTC. The Company has fixed the close of business on ________________, 1997, as the record date for the Exchange Offer for purposes of determining the persons to whom this Prospectus, together with the Letter of Transmittal, will initially be sent. Holders of Old Notes do not have any appraisal or dissenters' rights under the General Corporation Law of the State of Delaware or the Indenture in connection with the Exchange Offer. The Company intends to conduct the Exchange Offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the Commission promulgated thereunder, including Rule 14e-1 thereunder.

    The Company shall be deemed to have accepted validly tendered Old Notes when, as, and if the Company has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering holders for the purpose of receiving the New Notes from the Company. If any tendered Old Notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, the certificates for such unaccepted Old Notes will be returned, without expense, to the tendering holder thereof as promptly as practicable after the Expiration Date.

    Holders who tender Old Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Old Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than transfer taxes, in connection with the Exchange Offer. See "The Exchange Offer -- Solicitation of Tenders; Fees and Expenses."

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

    The term "Expiration Date" shall mean 5:00 p.m., New York City time, on __________, 1997, unless the Company, in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended. In order to extend the Exchange Offer, the Company will notify the Exchange Agent of any extension by oral or written notice prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. The Company reserves the right, in its sole discretion, (i) to delay accepting any Old Notes, to extend the Exchange Offer or, if any of the conditions set forth under "The Exchange Offer -- Conditions" shall not have been satisfied, to terminate the Exchange Offer, by giving oral or written notice of such delay, extension or termination to the Exchange Agent, or (ii) to amend the terms of the Exchange Offer in any manner. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment in a manner reasonably calculated to inform the holders of the Old Notes of such amendment. Without limiting the manner in which the Company may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the Exchange Offer, the Company shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to the Dow Jones News Service.

INTEREST ON THE NEW NOTES

    The New Notes will bear interest from August 4, 1997, the date of issuance of the Old Notes that are tendered for exchange of the New Notes (or the most recent interest payment date to which interest on such Old Notes has been paid). Accordingly, holders of Old Notes accepted for exchange will not receive interest that is accrued but unpaid on the Old Notes at the time of tender, but such interest will be payable on the first interest payment date after the consummation of the Exchange Offer. Holders of Old Notes accepted for exchange in the Exchange Offer will be deemed to have waived the right to receive interest accrued but unpaid thereon as of the date of exchange. Interest on the New Notes will be payable semi-annually on February 1 and August 1 of each year, commencing February 1, 1998.

PROCEDURES FOR TENDERING

    Only a registered holder of Old Notes may tender the Old Notes in the Exchange Offer. Except as set forth under "The Exchange Offer -- Book Entry Transfer," to tender in the Exchange Offer a holder must complete, sign and date the Letter of Transmittal, or a copy thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver the Letter of Transmittal or copy to the Exchange Agent for receipt prior to 5:00 p.m. on the Expiration Date. In addition, either (i) certificates for such Old Notes must be received by the Exchange Agent along with the Letter of Transmittal, (ii) a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Old Notes, if that procedure is available, into the Exchange Agent's account at DTC (the "Book-Entry Transfer Facility") pursuant to the procedure for book-entry transfer described below, must be received by the Exchange Agent prior to the Expiration Date, or (iii) the holder must comply with the guaranteed delivery procedures described below. To be tendered effectively, the Old Notes, Letter of Transmittal and other required documents must be received by the Exchange Agent at the address set forth under "The Exchange Offer -- Exchange Agent" prior to 5:00 p.m. on the Expiration Date.

    The tender by a holder that is not withdrawn before the Expiration Date will constitute an agreement between that holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

    THE METHOD OF DELIVERY OF OLD NOTES AND THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE 5:00 P.M. ON THE EXPIRATION DATE AND PROPER INSURANCE SHOULD BE OBTAINED. NO LETTER OF TRANSMITTAL OR OLD NOTES SHOULD BE SENT TO THE COMPANY. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES, OR NOMINEES TO EFFECT THESE TRANSACTIONS FOR SUCH HOLDERS.

    Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner's behalf. If the beneficial owner wishes to tender on its own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering the owner's Old Notes, either make appropriate arrangements to register ownership of the Old Notes in the beneficial owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

    Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an Eligible Institution (as defined herein) unless the Old Notes tendered pursuant thereto are tendered (i) by a registered holder who has not completed the box titled "Special Registration Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. If signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantee must be by any eligible guarantor institution that is a member of or participant in the Securities Transfer Agents Medallion Program, the New

York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program (an "Eligible Institution").

    If the Letter of Transmittal is signed by a person other than the registered holder of any Old Notes listed therein, such Old Notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as that registered holder's name appears on the Old Notes with the signature thereon guaranteed by an Eligible Institution.

    If the Letter of Transmittal or any Old Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal unless waived by the Company.

    All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of tendered Old Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Old Notes not properly tendered or any Old Notes the Company's acceptance of which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the right to waive any defects, irregularities or conditions of tender as to particular Old Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes must be cured within such time as the Company shall determine. Although the Company intends to notify holders of defects or irregularities with respect to tenders of Old Notes, neither the Company, the Exchange Agent nor any other person shall incur any liability for failure to give such notification. Tenders of Old Notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Old Notes received by the Exchange Agent that the Company determines are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering holders, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

    In addition, the Company reserves the right in its sole discretion to purchase or make offers for any Old Notes that remain outstanding after the Expiration Date or, as set forth under "The Exchange Offer -- Conditions," to terminate the Exchange Offer and, to the extent permitted by applicable law, purchase Old Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the Exchange Offer.

    By tendering, each holder will represent to the Company that, among other things, (i) the New Notes acquired pursuant to the Exchange Offer are being acquired in the ordinary course of business of the person receiving such New Notes, whether or not such person is the holder, (ii) if it is not a broker-dealer, neither the holder nor any such other person is engaging in or intends to engage in a distribution of such New Notes nor has an arrangement or understanding with any person to participate in the distribution of such New Notes, and (iii) neither the holder nor any such other person is an "affiliate" (as defined in Rule 405 of the Securities Act) of the Company or the Subsidiary Guarantor. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities (other than Old Notes acquired directly from the Company), may participate in the Exchange Offer but may be deemed an "underwriter" under the Securities Act and, therefore, must acknowledge in the Letter of Transmittal that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that, by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. See "Plan of Distribution."

    In all cases, issuance of New Notes for Old Notes that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of certificates for such Old Notes or a timely Book-Entry Confirmation of such Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility, a properly completed and duly executed Letter of Transmittal (or, with respect to the DTC and its participants, electronic instructions in which the tendering holder acknowledges its receipt of and agreement to be bound by the Letter of Transmittal), and all other required documents. If any tendered Old Notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged Old Notes will be returned without expense to the tendering holder thereof (or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described below, such non-exchanged Old Notes will be credited to an account maintained with such Book-Entry Transfer Facility) as promptly as practicable after the expiration of the Exchange Offer.

BOOK-ENTRY TRANSFER

    The Exchange Agent will make a request to establish an account with respect to the Old Notes at the Book-Entry Transfer Facility for purposes of the Exchange Offer within two business days after the date of this Prospectus, and any financial institution that is a participant in the Book-Entry Transfer Facility system may make book-entry delivery of Old Notes being tendered by causing the Book-Entry Transfer Facility to transfer such Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for transfer. However, although delivery of Old Notes may be effected through book-entry transfer at the Book-Entry Transfer Facility, the Letter of Transmittal or copy thereof, with any required signature guarantees and any other required documents, must, in any case other than as set forth in the following paragraph, be transmitted to and received by the Exchange Agent at the address set forth under "The Exchange Offer -- Exchange Agent" on or prior to the Expiration Date or the guaranteed delivery procedures described below must be complied with.

    The DTC's Automated Tender Offer Program ("ATOP") is the only method of processing exchange offers through the DTC. To accept the Exchange Offer through ATOP, participants in the DTC must send electronic instructions to the DTC through the DTC's communication system in lieu of sending a signed, hard copy Letter of Transmittal. The DTC is obligated to communicate those electronic instructions to the Exchange Agent. To tender Old Notes through ATOP, the electronic instructions sent to the DTC and transmitted by the DTC to the Exchange Agent must contain the character by which the participant acknowledges its receipt of and agrees to be bound by the Letter of Transmittal.

GUARANTEED DELIVERY PROCEDURES

    If a registered holder of the Old Notes desires to tender such Old Notes and the Old Notes are not immediately available, or time will not permit such holder's Old Notes or other required documents to reach the Exchange Agent before the Expiration Date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if (i) the tender is made through an Eligible Institution, (ii) prior to the Expiration Date, the Exchange Agent received from such Eligible Institution a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) and Notice of Guaranteed Delivery, substantially in the form provided by the Company (by telegram, telex, facsimile transmission, mail or hand delivery), setting forth the name and address of the holder of Old Notes and the amount of Old Notes tendered, stating that the tender is being made thereby and guaranteeing that within three New York Stock Exchange ("NYSE") trading days after the date of execution of the Notice of Guaranteed Delivery, the certificates for all physically tendered Old Notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent, and (iii) the certificates for all physically tendered Old Notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and all other documents required by the Letter of Transmittal, are received by the Exchange Agent within three NYSE trading days after the date of execution of the Notice of Guaranteed Delivery. Upon request to the Exchange Agent, a Notice of Guaranteed Delivery will be sent to holders who wish to tender their Old Notes according to the guaranteed delivery procedures set forth above.

WITHDRAWAL RIGHTS

    Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

    For a withdrawal of a tender of Old Notes to be effective, a written or (for DTC participants only) electronic ATOP transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to 5:00 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having deposited the Old Notes to be withdrawn (the "Depositor"), (ii) identify the Old Notes to be withdrawn (including the certificate number or numbers and principal amount of such Old Notes), (iii) be signed by the holder in the same manner as the original signature on the Letter of Transmittal by which such Old Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the Trustee with respect to the Old Notes register the transfer of such Old Notes into the name of the person withdrawing the tender, and (iv) specify the name in which any such Old Notes are to be registered, if different from that of the Depositor. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, in its sole discretion, whose determination shall be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Any Old Notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Notes may be retendered by following one of the procedures described under "The Exchange Offer -- Procedures for Tendering" at any time on or prior to the Expiration Date.

CONDITIONS

    Notwithstanding any other term of the Exchange Offer, the Company shall not be required to accept for exchange, or exchange New Notes for, any Old Notes, and may terminate the Exchange Offer as provided herein before the acceptance of such Old Notes, if (i) the Exchange Offer shall violate applicable law or any applicable interpretation of the staff of the Commission, (ii) any action or proceeding is instituted or threatened in any court or by any governmental agency that might materially impair the ability of the Company to proceed with the Exchange Offer or any material adverse development has occurred in any existing action or proceeding with respect to the Company, or (iii) any governmental approval has not been obtained, which approval the Company shall deem necessary for the consummation of the Exchange Offer. If the Company determines in its sole discretion that any of the conditions are not satisfied, the Company may (i) refuse to accept any Old Notes and return all tendered Old Notes to the tendering holders (or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described above, such Old Notes will be credited to an account maintained with such Book-Entry Transfer Facility), (ii) extend the Exchange Offer and retain all Old Notes tendered prior to the expiration of the Exchange Offer, subject, however, to the rights of holders to withdraw such Old Notes (see "-- Withdrawal Rights") or (iii) waive such unsatisfied conditions with respect to the Exchange Offer and accept all properly tendered Old Notes which have not been withdrawn. If such waiver constitutes a material change to the Exchange Offer, the Company will promptly disclose such waiver by means of a prospectus supplement that will be distributed to the registered holders, and the Company will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders, if the Exchange Offer would otherwise expire during such five-to-ten-business-day period.

EXCHANGE AGENT

    All executed Letters of Transmittal should be directed to the Exchange Agent. Norwest Bank, Minnesota, N.A. has been appointed as Exchange Agent for the Exchange Offer. Questions, requests for assistance and requests for additional copies of this Prospectus or of the Letter of Transmittal should be directed to the Exchange Agent addressed as follows:

    By Registered or Certified Mail:

    Norwest Bank Minnesota, National Association
    Corporate Trust Operations
    P. O. Box 1517
    Minneapolis, MN 55480-1517

    By Overnight Courier:

    Norwest Bank Minnesota, National Association
    Corporate Trust Operations
    Norwest Center
    Sixth and Marquette
    Minneapolis, MN 55479-0069


    By Hand:

    Norwest Bank Minnesota, National Association
    Corporate Trust Operations
    Northstar East, 12th Floor
    608 2nd Avenue
    Minneapolis, MN 55479-0113


    By Facsimile:

    Norwest Bank Minnesota, National Association
    Corporate Trust Operations
    (612) 667-4927
    Confirm by Telephone:  (612) 667-9764

SOLICITATIONS OF TENDERS; FEES AND EXPENSES

    The expenses of soliciting acceptances to the Exchange Offer will be borne by the Company. The principal solicitation is being made by mail; however, additional solicitations may be made in person or by telephone by officers and employees of the Company. The Company has not retained any dealer-manager or similar agent in connection with the Exchange Offer and will not make any payments to brokers, dealers or others soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith. Other cash expenses to be incurred in connection with the Exchange Offer and to be paid by the Company include registration, accounting and legal fees and printing costs, among others.

ACCOUNTING TREATMENT

    For accounting purposes, the Company will recognize no gain or loss as a result of the Exchange Offer. The expenses of the Exchange Offer will be amortized over the term of the New Notes.

TRANSFER TAXES

    Holders who tender their Old Notes for exchange will not be obligated to pay any transfer taxes in connection therewith, except that holders who instruct the Company to register New Notes in the name of, or request that Old Notes not tendered or not accepted in the Exchange Offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax thereon.

                                  THE COMPANY

    Hydro Environmental Services Limited Partnership was formed in 1990 by an investor group including B. Tom Carter, Jr., the Company's Chairman, CEO and President, to acquire an industrial cleaning business that had been operating since 1961. HydroChem was formed in September 1993 for the purpose of combining, in December 1993, the business and operations of Hydro Services with the Dowell Industrial Services division of Dowell Schlumberger Inc., a business founded in 1938 and engaged in providing industrial cleaning services. In January 1995, the Company acquired the business of Halliburton Industrial Services, a business founded in 1962 and a division of Brown & Root Industrial Services, Inc., which was also engaged in providing industrial cleaning services. The Company is a wholly-owned subsidiary of HydroChem Holding, Inc., which is owned by Citicorp Venture Capital, Ltd., management of the Company, LKCM Venture Partners I Ltd., BT Capital Partners, Inc. and other investors.

    Parent's sole assets are all the outstanding shares of stock of the Company. Unless the context indicates otherwise, references to the "Company" or "HydroChem" include HydroChem Industrial Services, Inc. and its wholly-owned subsidiary, HydroChem International, Inc., a Subsidiary Guarantor of the Notes. HydroChem Industrial Services, Inc. was incorporated in 1993 under the laws of the State of Delaware. HydroChem's principal executive office is located at 6210 Rothway, Houston, Texas 77040, and its telephone number at that address is
(713) 462-2130.

                                USE OF PROCEEDS

    There will be no cash proceeds to the Company from the Exchange Offer.

    The Company used the $110.0 million of the gross proceeds from sale of the Old Notes (i) to repay in full the Company's outstanding indebtedness, including accrued interest and fees, of $45.7 million under a credit facility with a financial institution which included a revolving loan and term loans (the "Senior Credit Facility"), (ii) to repay in full the Company's outstanding indebtedness, including a prepayment premium and accrued interest, of $18.7 million under a Senior Subordinated Credit Agreement in the principal amount of $18.0 million (the "Senior Subordinated Debt"), (iii) to fund a dividend to Parent of $8.5 million which was used by Parent to discharge accrued interest on its indebtedness and accrued dividends on its preferred stock, and (iv) to pay fees and expenses associated with sale of the Old Notes of $3.3 million. The remaining $33.8 million of gross proceeds from the sale of the Old Notes will be used for general corporate purposes, including expanding the Company's industrial vacuuming and other business lines through expenditures for property and equipment, increasing the Company's marketing and sales efforts and potentially funding acquisitions. The Company continually evaluates possible acquisitions but has no present understanding, commitments or agreements relating thereto.


    The Senior Credit Facility included a revolving loan, a term loan A and a term loan B. The revolving loan and term loan A bore interest at prime plus 1.5% per annum or LIBOR plus 3.25% per annum. The revolving loan allowed for borrowings of up to $26.0 million based on a borrowing base, as defined, and was to mature on January 10, 2000. Term loan A principal was due in specified quarterly payments through maturity on January 1, 2000. Term loan B bore interest at prime plus 2.0% per annum or LIBOR plus 3.75% per annum and principal was due in specified quarterly payments beginning April 1, 2000, through maturity on July 1, 2002. The Senior Subordinated Debt bore interest at 12.0% per annum and required a principal payment of $9.0 million on July 1, 2003, and a final payment of $9.0 million on July 1, 2004.

                                 CAPITALIZATION

    The following table sets forth the historical consolidated capitalization of the Company at June 30, 1997, as adjusted to give effect to (i) the issuance of the Old Notes and the exchange of Old Notes for New Notes, (ii) the application of the net proceeds from the sale of the Old Notes, and (iii) the write-off of the unamortized balance of deferred financing costs relating to the Senior Credit Facility and the Senior Subordinated Debt which were discharged using a portion of the net proceeds of the Offering. The table should be read in conjunction with "Use of Proceeds," "Pro Forma Consolidated Financial Statements," "Selected Historical Consolidated Financial Data," and the Consolidated Financial Statements of the Company and the Notes thereto included elsewhere in this Prospectus.

                                                                                  AT JUNE 30, 1997
                                                                                --------------------
                                                                                              AS
                                                                                ACTUAL      ADJUSTED
                                                                                  (IN THOUSANDS)
Cash and cash equivalents .................................................     $ 1,458     $ 32,114
                                                                                =======     ========
Long-term debt (including current maturities):
  Senior Credit Facility ..................................................     $47,582     $     --
  Senior Subordinated Debt ................................................      18,000           --
  Notes ...................................................................          --      110,000
                                                                                -------     --------
          Total long-term debt ............................................      65,582      110,000
Stockholder's equity:
  Common stock, $.01 par value:
     1,000 shares authorized, 100 shares outstanding ......................           1            1
  Additional paid-in-capital ..............................................      19,670       16,924
  Retained earnings .......................................................       7,846           --
                                                                                -------     --------
          Total stockholder's equity ......................................      27,517       16,925
                                                                                -------     --------
          Total capitalization ............................................     $93,099     $126,925
                                                                                =======     ========



                  PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

    The following unaudited Pro Forma Consolidated Financial Statements are derived from the Company's unaudited consolidated financial statements as of and for the six months ended June 30, 1997, and the historical consolidated financial statements for the year ended December 31, 1996, included elsewhere in this Prospectus. The pro forma information gives effect to (i) the issuance of the Old Notes and the exchange of Old Notes for New Notes, (ii) the application of the net proceeds from the sale of the Old Notes and (iii) the write-off of the unamortized balance of deferred financing costs relating to the Senior Credit Facility and Senior Subordinated Debt which were discharged using a portion of the net proceeds from the sale of the Old Notes.

    The unaudited pro forma consolidated balance sheet gives effect to the Offering and the application of proceeds therefrom as if such transactions had occurred on June 30, 1997. The unaudited pro forma consolidated statements of operations give effect to the Offering and the application of proceeds therefrom as if such transactions had occurred on January 1, 1996. The pro forma adjustments are based upon available information and certain assumptions which the Company's management believes are reasonable. The unaudited pro forma financial data does not purport to represent what the Company's results of operations or financial position would actually have been had the Offering in fact occurred at such prior times or to project the Company's results of operations or financial position for or at any future period or date.

    The unaudited Pro Forma Consolidated Financial Statements should be read in conjunction with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations"and the Company's Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus.

               HYDROCHEM INDUSTRIAL SERVICES, INC. AND SUBSIDIARY

                      PRO FORMA CONSOLIDATED BALANCE SHEET
                                 JUNE 30, 1997
                                  (UNAUDITED)

                                                 ASSETS
                                                                                PRO FORMA
                                                              HISTORICAL       ADJUSTMENTS     PRO FORMA
                                                              ----------       -----------     ---------
                                                                          (IN THOUSANDS)
Current assets:
  Cash and cash equivalents . . . . . . . . . . . . . . . .       $1,458     $106,700  (a)      $32,114
                                                                              (65,582) (b)
                                                                               (1,666) (c)
                                                                                 (540) (d)
                                                                               (8,256) (e)
  Receivables, net  . . . . . . . . . . . . . . . . . . . .       27,220                         27,220
  Inventories . . . . . . . . . . . . . . . . . . . . . . .        3,621                          3,621
  Prepaid expenses and other current assets . . . . . . . .        1,938                          1,938
  Deferred income taxes . . . . . . . . . . . . . . . . . .        1,823                          1,823
                                                                --------                       --------
          Total current assets  . . . . . . . . . . . . . .       36,060       30,656            66,716
Property and equipment, at cost . . . . . . . . . . . . . .       57,065                         57,065
Accumulated depreciation  . . . . . . . . . . . . . . . . .      (20,882)                       (20,882)
                                                                --------                       --------

                                                                  36,183           --            36,183
Intangible assets, net  . . . . . . . . . . . . . . . . . .       45,516        3,300  (a)       45,589
                                                                               (3,227) (f)
                                                                --------      -------          --------
          Total assets  . . . . . . . . . . . . . . . . . .     $117,759      $30,729          $148,488
                                                                ========      =======          ========

                                  LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Accounts payable  . . . . . . . . . . . . . . . . . . . .       $6,296      $                $  6,296
  Income taxes payable  . . . . . . . . . . . . . . . . . .          795                            795
  Accrued liabilities . . . . . . . . . . . . . . . . . . .        9,507       (1,666) (c)        7,841
  Current portion of long-term debt . . . . . . . . . . . .        5,250       (5,250  (b)           --
                                                                --------      -------          --------
          Total current liabilities . . . . . . . . . . . .       21,848       (6,916)           14,932
Long-term debt  . . . . . . . . . . . . . . . . . . . . . .       60,332      (60,332) (b)           --
Notes . . . . . . . . . . . . . . . . . . . . . . . . . . .           --      110,000  (a)      110,000
Deferred income taxes . . . . . . . . . . . . . . . . . . .        8,062         (205) (d)        6,631
                                                                               (1,226) (f)
Stockholder's equity:
  Common stock, $.01 par value:
     1,000 shares authorized, 100 shares outstanding  . . .            1                              1
  Additional paid-in capital  . . . . . . . . . . . . . . .       19,670       (2,746) (e)       16,924
  Retained earnings . . . . . . . . . . . . . . . . . . . .        7,846         (335) (d)           --
                                                                               (5,510) (e)
                                                                               (2,001) (f)
                                                                --------      -------          --------
          Total stockholder's equity  . . . . . . . . . . .       27,517      (10,592)           16,925
                                                                --------      -------          --------
          Total liabilities and stockholder's equity  . . .     $117,759      $30,729          $148,488
                                                                ========      =======          ========

                            See accompanying notes.

               HYDROCHEM INDUSTRIAL SERVICES, INC. AND SUBSIDIARY

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                         SIX MONTHS ENDED JUNE 30, 1997
                                  (UNAUDITED)

                                                                                      PRO FORMA
                                                                        HISTORICAL    ADJUSTMENTS   PRO FORMA
                                                                        ----------    -----------   ---------
                                                                                   (IN THOUSANDS)
Revenue . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $80,714      $             $80,714
Cost of revenue . . . . . . . . . . . . . . . . . . . . . . . . . . . .    47,790                     47,790
                                                                          -------                    -------
Gross profit  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    32,924           --        32,924
Selling, general and administrative expense . . . . . . . . . . . . . .    21,161                     21,161
Depreciation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     3,889                      3,889
                                                                          -------                    -------
Operating income  . . . . . . . . . . . . . . . . . . . . . . . . . . .     7,874           --         7,874
Other (income) expense:
  Interest expense, net . . . . . . . . . . . . . . . . . . . . . . . .     3,787        2,211 (g)     5,871
                                                                                          (292)(h)
                                                                                           165 (i)
  Other expense, net  . . . . . . . . . . . . . . . . . . . . . . . . .        23                         23
  Amortization of intangibles . . . . . . . . . . . . . . . . . . . . .       779                        779
                                                                          -------                    -------
Income before taxes . . . . . . . . . . . . . . . . . . . . . . . . . .     3,285       (2,084)        1,201
Income tax provision  . . . . . . . . . . . . . . . . . . . . . . . . .     1,538         (792)(j)       746
                                                                          -------      -------       -------
          Net income  . . . . . . . . . . . . . . . . . . . . . . . . .   $ 1,747      $(1,292)      $   455
                                                                          =======      =======       =======


                            See accompanying notes.

               HYDROCHEM INDUSTRIAL SERVICES, INC. AND SUBSIDIARY

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1996
                                  (UNAUDITED)

                                                                                      PRO FORMA
                                                                        HISTORICAL    ADJUSTMENTS   PRO FORMA
                                                                        ----------    -----------   ---------
                                                                                   (IN THOUSANDS)
Revenue . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $156,003        $            $156,003
Cost of revenue . . . . . . . . . . . . . . . . . . . . . . . . . . . .    94,373                       94,373
                                                                         --------                     --------
Gross profit  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    61,630              --       61,630
Selling, general and administrative expense . . . . . . . . . . . . . .    42,103                       42,103
Depreciation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     7,765                        7,765
                                                                         --------                     --------
Operating income  . . . . . . . . . . . . . . . . . . . . . . . . . . .    11,762              --       11,762
Other (income) expense:
  Interest expense, net . . . . . . . . . . . . . . . . . . . . . . . .     7,920           4,077 (g)   11,743
                                                                                             (584)(h)
                                                                                              330 (i)
  Special charge  . . . . . . . . . . . . . . . . . . . . . . . . . . .       511                          511
  Other income, net . . . . . . . . . . . . . . . . . . . . . . . . . .       (21)                         (21)
  Amortization of intangibles . . . . . . . . . . . . . . . . . . . . .     1,523                        1,523
                                                                         --------                     --------
Income (loss) before taxes  . . . . . . . . . . . . . . . . . . . . . .     1,829          (3,823)      (1,994)
Income tax provision  . . . . . . . . . . . . . . . . . . . . . . . . .     1,284          (1,453)(j)     (169)
                                                                         --------         -------     --------
          Net income (loss) . . . . . . . . . . . . . . . . . . . . . .  $    545         $(2,370)    $ (1,825)
                                                                         ========         =======     ========

                            See accompanying notes.

               HYDROCHEM INDUSTRIAL SERVICES, INC. AND SUBSIDIARY

              NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

         Adjustments have been made to the accompanying unaudited Pro Forma Consolidated Balance Sheet as of June 30, 1997 and the unaudited Pro Forma Consolidated Statements of Operations for the six months ended June 30, 1997 and the year ended December 31, 1996 to reflect the following:

(a) The Offering of the Old Notes and the net proceeds received therefrom, after deduction and capitalization of discounts, commissions, fees and other related expenses.

(b) The repayment in full of all outstanding debt of the Company pursuant to its Senior Credit Facility and its Senior Subordinated Debt.

(c) The payment of all accrued interest and fees related to the Senior Credit Facility and Senior Subordinated Debt.

(d)      The payment of a prepayment premium related to the Senior Subordinated
         Debt.

(e) The dividend to Parent which was used to discharge interest and dividends accrued on Parent's securities.

(f) The write-off of the unamortized balance of deferred financing costs relating to the Senior Credit Facility and Senior Subordinated Debt which were discharged with a portion of the net proceeds of the Offering.

(g) Interest expense from the issuance of the Notes, net of the elimination of interest expense on the Senior Credit Facility and Senior Subordinated Debt.

(h) The reduction in interest expense related to the write-off of the unamortized balance of deferred financing costs relating to the Senior Credit Facility and Senior Subordinated Debt which were discharged with a portion of the net proceeds of the Offering.

(i) Interest expense for the amortization of estimated deferred financing costs in connection with the issuance of the Notes.

(j) To adjust the income tax provision related to the pro forma adjustments.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

    The following selected historical consolidated financial data of the Company as of December 31, 1992, and for the year ended December 31, 1992, and the period from January 1, 1993, to December 14, 1993, have been derived from the audited financial statements of Hydro Services, a predecessor to the Company's business and operations. The selected historical consolidated financial data of the Company as of and for the period from December 15, 1993, to December 31, 1993, and for each of the years ended December 31, 1994, 1995 and 1996, have been derived from the Company's audited consolidated financial statements. The selected historical consolidated financial data of the Company as of June 30, 1997, and for the six months ended June 30, 1996 and 1997, have been derived from the Company's unaudited consolidated financial statements. The Company's unaudited consolidated financial statements include all adjustments, consisting of normal recurring accruals, that the Company's management considers necessary for a fair presentation of such data. The results of operations for any interim period are not necessarily indicative of results of operations for the fiscal year. The selected historical consolidated financial data set forth below should be read in conjunction with "The Company," "Pro Forma Consolidated Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the Company's Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus.

                                                                                                            SIX MONTHS
                                                            YEAR ENDED DECEMBER 31,                        ENDED JUNE 30,
                                         ----------------------------------------------------------     -------------------
                                         1992(1)     1993(1)       1994        1995          1996         1996       1997
                                                                            (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
  Revenue ...........................    $27,121     $32,529     $101,103     $156,484     $156,003     $79,201     $80,714
  Gross profit ......................     10,904      12,041       36,521       61,855       61,630      31,325      32,924
  SG&A expense ......................      6,394       6,881       20,504       39,465       42,103      20,184      21,161
  Depreciation ......................      1,049       1,616        3,930        6,752        7,765       3,712       3,889
  Operating income ..................      3,356       3,497       12,087       15,638       11,762       7,429       7,874
  Interest expense, net .............      1,613       1,822        5,605        8,693        7,920       4,038       3,787
  Amortization of intangibles .......        468         493        1,151        1,407        1,523         762         779
  Income before taxes ...............      1,134         532        5,409        5,903        1,829       2,777       3,285
  Net income ........................         na(1)       na(1)     2,950        2,851          545         828       1,747
OTHER FINANCIAL DATA:
  Gross margin ......................       40.2%       37.0%        36.1%        39.5%        39.5%       39.6%       40.8%
  EBITDA(2) .........................    $ 4,405     $ 5,113     $ 16,017     $ 22,390     $ 19,527     $11,141     $11,763
  EBITDA margin(3) ..................       16.2%       15.7%        15.8%        14.3%        12.5%       14.1%       14.6%
  Capital expenditures ..............    $ 1,869     $ 3,047     $  5,576     $  8,493     $  6,829     $ 3,245     $ 2,847
  Ratio of earnings before taxes to
    fixed charges(4) ................        1.6x        1.2x         1.9x         1.6x         1.2x        1.6x        1.7x

                                                                                                            AS OF
                                                                   AS OF DECEMBER 31,                      JUNE 30,
                                                  -----------------------------------------------------      1997
                                                  1992(1)     1993       1994        1995        1996     --------
                                                                         (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents .................    $   983    $ 4,292    $ 2,529    $  1,088    $    671    $  1,458
  Working capital ...........................      3,747     10,458     10,170      17,961      13,216      14,212
  Total assets ..............................     19,032     83,519     87,146     121,216     115,522     117,759
  Total long-term debt, including current
    maturities ..............................     12,884     57,000     52,739      76,894      68,325      65,582
  Stockholder's equity ......................      na(1)     14,737     17,687      25,225      25,770      27,517


----------
(1) Results for the years ended December 31, 1992 and 1993, were derived from
    (i) the audited financial statements of Hydro Services, a predecessor to the Company's business and operations, for the year ended December 31, 1992, and the period from January 1, 1993, to December 14, 1993, and (ii) the Company's audited financial statements for the period from December 15, 1993, to December 31, 1993. Operations for 1993 have been combined for purposes of this presentation. Because Hydro Services was reported on a limited partnership basis, net income is not available on a comparable basis. See "The Company."

(2) EBITDA for any relevant period presented above represents net income plus interest expense, income taxes, depreciation, amortization, and other income and expenses (including a special charge of $511,000 in 1996) reflected in the determination of net income. EBITDA should not be construed as a substitute for operating income, as an indicator of liquidity or as a substitute for net cash provided by operating activities, which are determined in accordance with generally accepted accounting principles. EBITDA is included because management believes that certain investors may find it to be a useful tool for analyzing operating performance, leverage, liquidity, and a company's ability to service debt. See "Pro Forma Consolidated Financial Statements" and the Company's Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus.

(3) EBITDA margin for any relevant period reflects EBITDA divided by revenue.

(4) For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings before income taxes, plus fixed charges. Fixed charges consist of interest expense on all indebtedness, amortization of deferred financing costs, and the portion of rental expense on operating leases which represents that portion deemed by the Company to be attributable to interest.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion should be read in conjunction with the Selected Historical Consolidated Financial Data, the Company's Consolidated Financial Statements and the Notes thereto, and the other financial and operating information included elsewhere in this Prospectus. This Prospectus contains, in addition to historical information, forward-looking statements that include risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include those discussed below, as well as those discussed elsewhere in this Prospectus. The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

OVERVIEW

    The Company is a leading provider of industrial cleaning services to a wide range of processing industries, including petrochemical plants, oil refineries, electric utilities, pulp and paper mills, rubber plants and aluminum plants. This type of work is typically recurring maintenance to improve or sustain the operating efficiencies and extend the useful lives of process equipment and facilities. Services provided include hydroblasting, chemical cleaning, industrial vacuuming, waste minimization, commissioning and other specialized services. In 1996, 44.5% of the Company's revenue was derived from hydroblasting, 40.2% from chemical cleaning, 7.4% from industrial vacuuming and 7.9% from other services. Also, in 1996, 45.8% of HydroChem's revenue came from petrochemical plants, 16.9% from oil refineries, 14.3% from electric utilities, 8.3% from pulp and paper mills and 14.7% from other industries. Customers are generally billed on a monthly basis.


    Approximately 40% of the Company's 1996 revenue was derived from its 15 largest customers, all of which are Fortune 500 companies, and approximately 60% was derived from its 40 largest customers, 34 of which are Fortune 500 companies. Over 90% of the Company's 1996 revenue was derived from customers for which it had previously worked. The Company estimates that approximately two-thirds of its revenue is pursuant to master service agreements with its customers. Although these agreements typically cover multi-year periods, most of these contracts can be terminated by the customer upon notice to the Company.


    Cost of revenue primarily consists of direct costs for employee compensation and benefits, contract labor, travel, equipment, supplies, chemicals, site services and insurance. In 1996, 44.5% of these costs related to employee compensation and benefits.

    Selling, general and administrative ("SG&A") expense includes employee compensation and benefits, travel, facilities, supplies, insurance, advertising, training, professional fees and doubtful accounts expense. In 1996, 56.7% of these expenses related to employee compensation and benefits.

    Depreciation and amortization charges result primarily from the capital-intensive nature of the industrial cleaning industry and the acquisitions the Company has completed. The principal components of depreciation relate to vehicles, hydroblasting pumps and chemical pumps and circulators. Amortization relates to goodwill, customer lists and other intangibles. In 1993, the Company purchased substantially all of the assets and assumed certain liabilities of the Dowell Industrial Services division of Dowell Schlumberger Incorporated and merged with Hydro Environmental Services Limited Partnership. In 1995, the Company purchased substantially all of the assets and assumed certain liabilities of Halliburton Industrial Services, a division of Brown & Root Industrial Services, Inc. The Company accounted for all of the above transactions under the purchase method. Because the purchase price of acquired assets exceeded their fair value, the Company recorded significant amounts of goodwill and other intangibles. As a result, the Company has incurred significant levels of amortization.

RESULTS OF OPERATIONS

    The following table sets forth, for the periods indicated, information derived from the Company's consolidated statements of operations, expressed as a percentage of revenue. There can be no assurance that the trends in operating results will continue in the future.

                                                                              SIX MONTHS
                                           YEAR ENDED DECEMBER 31,           ENDED JUNE 30,
                                       ------------------------------     ------------------
                                         1994       1995        1996       1996        1997
Revenue ...........................     100.0%      100.0%      100.0%     100.0%      100.0%
Cost of revenue ...................      63.9        60.5        60.5       60.4        59.2
                                       ------      ------      ------     ------      ------
     Gross profit .................      36.1        39.5        39.5       39.6        40.8
SG&A expense ......................      20.3        25.2        27.0       25.5        26.2
Depreciation ......................       3.8         4.3         5.0        4.7         4.8
                                       ------      ------      ------     ------      ------
     Operating income .............      12.0        10.0         7.5        9.4         9.8
Other (income) expense:
  Interest expense, net ...........       5.6         5.5         5.0        5.1         4.7
  Special charge ..................        --          --         0.3         --          --
  Other income, net ...............      (0.1)       (0.2)         --       (0.2)         --
  Amortization of intangibles .....       1.2         0.9         1.0        1.0         1.0
                                       ------      ------      ------     ------      ------
     Income before taxes ..........       5.3         3.8         1.2        3.5         4.1
Income tax provision ..............       2.4         2.0         0.9        2.5         1.9
                                       ------      ------      ------     ------      ------
     Net income ...................       2.9%        1.8%        0.3%       1.0%        2.2%
                                       ======      ======      ======     ======      ======
EBITDA ............................      15.8%       14.3%       12.5%      14.1%       14.6%

  Six Months Ended June 30, 1997 Compared to Six Months Ended June 30, 1996

    Revenue. Revenue increased from $79.2 million in the first six months of 1996 to $80.7 million in the first six months of 1997, an increase of $1.5 million, or 1.9%. Hydroblasting revenue increased $3.9 million, or 11.1%, while chemical cleaning revenue decreased $3.5 million, or 10.9%, from the first six months of 1996 compared to the first six months of 1997. Industrial vacuuming revenue increased $2.2 million, or 38.7%, while revenue from all other services decreased $1.1 million, or 17.1%, for the same period. The increase in hydroblasting revenue principally resulted from a few large projects completed early in the year. The decrease in chemical cleaning revenue was primarily caused by a delayed spring electric utility boiler cleaning season, normally concentrated in the months of March through May. Growth in industrial vacuuming revenue resulted from increased customer demand for services provided by vacuum trucks placed in service in 1996. The decrease in other services was principally the result of reduced activity with one customer.

    Gross profit. The Company's cost of revenue decreased $86,000, or 0.2% to $47.8 million in the first six months of 1997 from $47.9 million in the first six months of 1996. Gross profit increased $1.6 million, or 5.1%, to $32.9 million in the first six months of 1997 from $31.3 million in the year earlier period. As a result of the revenue increases described above and slightly decreased cost of revenue, gross profit margins increased to 40.8% from 39.6%.

    SG&A expense. SG&A expense in the six months ended June 30, 1997, increased $977,000, or 4.8%, to $21.2 million from $20.2 million in the year earlier period. This increase primarily resulted from increases in employee compensation and benefits expense. SG&A expense was 26.2% and 25.5% of revenue for the first six months of 1997 and 1996, respectively.

    EBITDA. Increased gross profit, partially offset by increased SG&A expense, resulted in a $622,000, or 5.6%, increase in EBITDA to $11.8 million from $11.1 million in the year earlier period. As a percentage of revenue, EBITDA was 14.6%, which was up from 14.1% in the prior year period.

    Depreciation. Depreciation expense increased $177,000 to $3.9 million in the first six months of 1997 from $3.7 million in the first six months of 1996.

    Operating income. Operating income increased $445,000 to $7.9 million in the first six months of 1997 from $7.4 million in the first six months of 1996. Operating income was 9.8% of revenue in the first six months of 1997 and 9.4% in the first six months of 1996.

    Interest expense. Interest expense decreased $251,000, or 6.2%, to $3.8 million from $4.0 million. Reduced interest expense resulted from (i) lower revolving loan balances due to cumulative increases in net cash provided by operating activities and (ii) lower term loan balances following $3.9 million in principal payments since June 30, 1996.

    Amortization. Amortization expense of $779,000 was relatively unchanged from $762,000 in the prior year's comparable period.

    Income before taxes. Income before taxes increased $508,000, or 18.3%, to $3.3 million in the first six months of 1997 from $2.8 million in the comparable 1996 period.

    Income tax provision. The effective tax rate decreased to 46.8% of income before taxes in the first six months of 1997 from 70.2% in the year earlier period. This decrease principally resulted from higher projected income before taxes in the year ending December 31, 1997 than was realized in the year ended December 31, 1996, and comparable amounts of expense projected for 1997 and incurred in 1996 but not deductible for income tax purposes.

    Net income. Net income increased $919,000, or 111.0%, to $1.7 million in the first six months of 1997 from $828,000 in the first six months of 1996.

Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

    Revenue. Revenue decreased from $156.5 million in the year ended December 31, 1995, to $156.0 million in the year ended December 31, 1996, a decrease of $481,000, or 0.3%. The decrease in 1996 revenue principally resulted from reduced services to three large customers. Revenue from other customers, excluding these three large customers, increased $8.8 million, or 6.9%, in 1996 as compared to 1995. Revenue from the Company's 40 largest customers, excluding the three large customers referenced above, increased $11.8 million, or 19.2%, in 1996, as compared to 1995. Revenue from one of the three large customers cited above declined $4.0 million in 1996 as the customer evaluated alternative industrial cleaning vendors prior to entering into a managed services arrangement with the Company on March 1, 1997. Pursuant to this arrangement, HydroChem became the sole provider of industrial cleaning services for this customer's five largest production facilities. As a result of this new arrangement, the Company expects 1997 revenue from this customer to be comparable to or greater than 1995 levels.

    During 1996, hydroblasting revenue decreased $1.1 million, or 1.5%, primarily as a result of the customer revenue declines with two of the three large customers discussed above. Chemical cleaning revenue increased $1.3 million, or 2.1%, during 1996, principally due to the Company's expansion of this service offering in certain geographic regions. During 1996, industrial vacuuming revenue increased $3.4 million, or 41.6%, as the Company significantly increased its fleet of vacuum trucks by leasing 25 additional vehicles. Revenue from all other services decreased $4.1 million, or 24.9%, during 1996. The decrease in other services was principally the result of reduced activity with one large customer.

    Gross profit. The Company's cost of revenue was $94.4 million in 1996, down $256,000, or 0.3%, from $94.6 million in 1995. Gross profit decreased $225,000, or 0.4%, to $61.6 million in 1996 from $61.9 million in 1995. Gross profit margins were unchanged at 39.5% for both years.

    SG&A expense. SG&A expense increased $2.6 million, or 6.7%, to $42.1 million in 1996 from $39.5 million in 1995. This primarily resulted from increases in (i) insurance costs, (ii) travel, communications, vehicle and facilities costs associated with new branch locations and implementation of the Company's customer alliance strategy, and (iii) property taxes related to increased amounts of property and equipment. SG&A expense was 27.0% and 25.2% of revenue for 1996 and 1995, respectively.

    EBITDA. The combination of decreased gross profit and increased SG&A expense resulted in a $2.9 million, or 12.8%, decline in EBITDA to $19.5 million in 1996 from $22.4 million in 1995. As a percentage of revenue, EBITDA was 12.5% in 1996, down from 14.3% in 1995.

    Depreciation. Depreciation expense was $7.8 million in 1996, up $1.0 million, or 15.0%, from $6.8 million in 1995. The increase in depreciation expense resulted from productive assets placed in service in 1995 and 1996. See "Liquidity and Capital Resources."

    Operating income. Operating income declined $3.9 million, or 24.8%, to $11.8 million in 1996 from $15.6 million in 1995. Operating income was 7.5% and 10.0% of revenue in 1996 and 1995, respectively.

    Interest expense. Interest expense decreased $773,000, or 8.9%, to $7.9 million in 1996 from $8.7 million in 1995. Reduced 1996 interest expense resulted from (i) lower revolving loan balances due to cumulative increases in net cash provided by operating activities, and (ii) lower term loan balances following $3.3 million and $2.5 million in principal payments in 1996 and 1995, respectively.

    Special charge. In 1996, the Company incurred approximately $511,000 of expenses relating to merger negotiations between the Company and a publicly-traded company, which were terminated prior to consummating the merger.

    Amortization. Amortization expense of $1.5 million in 1996 increased $116,000, or 8.2%, from $1.4 million in 1995. The increase resulted from the amortization of acquisition costs incurred in 1995.

    Income before taxes. Income before taxes decreased $4.1 million, or 69.0%, to $1.8 million in 1996 from $5.9 million in 1995.

    Income tax provision. The effective tax rate in 1996 increased to 70.2% from 51.7% in 1995. This increase principally resulted from lower income before taxes in 1996, and comparable amounts of expense in both periods which was not deductible for income tax purposes.

    Net income. Net income decreased $2.3 million, or 80.9%, to $545,000 in 1996 from $2.9 million in 1995.

Year Ended December 31, 1995 Compared to Year Ended December 31, 1994


    Revenue. Revenue increased from $101.1 million in the year ended December 31, 1994, to $156.5 million in the year ended December 31, 1995, an increase of $55.4 million, or 54.8%. Approximately 74% of the increase in 1995 revenue resulted from the HIS operations acquired by the Company in January 1995. The remaining increase principally resulted from the expansion of the Company's services to existing customers, the completion of several large projects and the initiation of the Company's first alliance relationship.



    Gross profit. The Company's cost of revenue increased $30.0 million, or 46.5%, in 1995 to $94.6 million from $64.6 million in 1994. Gross profit increased $25.3 million, or 69.4%, to $61.9 million in 1995 from $36.5 million in 1994. Gross profit margin increased from 36.1% to 39.5%. Approximately 89% of the increase in cost of revenue and 55% of the increase in gross profit resulted from the acquired operations of HIS. During the integration of the acquired HIS operations into HydroChem, gross profit margins were not as high as the gross profit margins of other HydroChem operations.


    SG&A expense. SG&A expense increased $19.0 million, or 92.5%, to $39.5 million in 1995 from $20.5 million in 1994. Approximately 36% of the increase in SG&A expense resulted from the field operations acquired from HIS, excluding additional increases in corporate and administrative expenses necessary to support these operations as well as the Company's other growing business operations. SG&A expense was 25.2% and 20.3% of revenue for 1995 and 1994, respectively.

    EBITDA. Increased gross profit, partially offset by increased SG&A expense, resulted in a $6.4 million, or 39.8%, increase in EBITDA to $22.4 million in 1995 from $16.0 million in 1994. As a percentage of revenue, EBITDA was 14.3% in 1995, down from 15.8% in 1994.


    Depreciation. Depreciation expense was $6.8 million in 1995, up $2.8 million, or 71.8%, from $3.9 million in 1994. Approximately 79% of the increase in depreciation expense resulted from the HIS assets acquired in January 1995 with the remainder resulting from expenditures for property and equipment in 1995 to support the expansion of the Company's services.


    Operating income. Operating income increased $3.6 million, or 29.4%, to $15.6 million in 1995 from $12.1 million in 1994. Operating income was 10.0% and 11.9% of revenue in 1995 and 1994, respectively.

    Interest expense. Interest expense increased $3.1 million, or 55.1%, to $8.7 million in 1995 from $5.6 million in 1994. Approximately $2.5 million of the increase in interest expense resulted from additional debt incurred to finance the HIS acquisition.


    Amortization. Amortization expense of $1.4 million in 1995 increased $256,000, or 22.2%, from $1.2 million in 1994. The increase resulted from the amortization of acquisition costs incurred in connection with the HIS acquisition.

    Income before taxes. Income before taxes increased $494,000, or 9.1%, to $5.9 million in 1995 from $5.4 million in 1994.

    Income tax provision. The effective tax rate in 1995 increased to 51.7% from 45.5% in 1994. This increase principally resulted from a proportionately higher amount of expense in 1995 which was not deductible for income tax purposes.

    Net income. Net income decreased $99,000, or 3.4%, to $2.9 million in 1995 from $3.0 million in 1994.

SEASONALITY AND RECENT QUARTERLY FINANCIAL DATA

    Historically, the Company's business has been subject to seasonality. Typically, the Company's revenue is greater during the second and fourth calendar quarters. Demand for major industrial cleaning projects tends to be higher in these periods due to process industry cycles. For example, electric utilities typically schedule maintenance projects in advance of their peak summer and winter production seasons.

    The following table sets forth certain consolidated statement of operations and other supplemental data of the Company for the quarterly periods shown. The unaudited quarterly information has been prepared on the same basis as the annual financial information and, in management's opinion, includes all adjustments, consisting of normal recurring accruals, necessary to present fairly the information for the quarters presented. The operating results for any quarter are not necessarily indicative of results for the year or for any future period.

                                                                       THREE MONTHS ENDED
                                ---------------------------------------------------------------------------------------------------
                                                   1995                                     1996                          1997
                                -----------------------------------------  --------------------------------------  ----------------
                                 MAR. 31    JUNE 30   SEPT. 30    DEC. 31   MAR. 31  JUNE 30   SEPT. 30   DEC. 31   MAR. 31  JUNE 30
                                                                         (IN THOUSANDS)
Revenue ....................... $ 36,769   $ 43,404   $ 36,657   $ 39,654  $ 38,035  $ 41,166  $ 35,450   $41,352  $38,388  $42,326
Cost of revenue ...............   21,757     26,308     22,741     23,823    22,936    24,940    22,183    24,314   22,919   24,871
                                --------   --------   --------   --------  --------  --------  --------   -------  -------  -------
    Gross profit ..............   15,012     17,096     13,916     15,831    15,099    16,226    13,267    17,038   15,469   17,455
SG&A expense ..................    8,989     10,545      9,286     10,645    10,011    10,173    10,518    11,401   10,298   10,863
Depreciation ..................    1,499      1,718      1,738      1,797     1,812     1,900     1,982     2,071    1,911    1,978
                                --------   --------   --------   --------  --------  --------  --------   -------  -------  -------
    Operating income ..........    4,524      4,833      2,892      3,389     3,276     4,153       767     3,566    3,260    4,614
Other (income) expense:
  Interest expense,
    net .......................    2,167      2,210      2,165      2,151     2,041     1,997     1,955     1,927    1,862    1,925
  Special charge ..............       --         --         --         --        --        --       500        11       --       --
  Other (income) expense,
    net .......................      (19)      (187)       (80)       (79)      (41)     (107)      (11)      138        4       19
  Amortization of
    intangibles ...............      352        352        352        351       381       381       381       380      388      391
                                --------   --------   --------   --------  --------  --------  --------   -------  -------  -------
    Income (loss) before
      taxes ...................    2,024      2,458        455        966       895     1,882    (2,058)    1,110    1,006    2,279
Income tax provision
  (benefit) ...................    1,046      1,271        235        500       628     1,321    (1,444)      779      447    1,091
                                --------   --------   --------   --------  --------  --------  --------   -------  -------  -------
    Net income (loss) ......... $    978   $  1,187   $    220   $    466  $    267  $    561  $   (614)  $   331  $   559  $ 1,188
                                ========   ========   ========   ========  ========  ========  ========   =======  =======  =======
EBITDA ........................ $  6,023   $  6,551   $  4,630   $  5,186  $  5,088  $  6,053  $  2,749   $ 5,637  $ 5,171  $ 6,592

LIQUIDITY AND CAPITAL RESOURCES

    The Company has financed its operations through net cash provided by operating activities, existing cash balances, available credit facilities and capital contributions from its Parent. At June 30, 1997, the Company had $1.5 million of cash and cash equivalents, total borrowings and letters of credit of $7.1 million against an available revolving loan borrowing base of $19.8 million, and $60.8 million of other long-term obligations in the form of term loans and subordinated debt. Borrowings under the Company's revolving loan and term loans were secured by substantially all assets of the Company. In August 1997, the Company issued $110.0 million of Old Notes and used a portion of the net proceeds therefrom to repay indebtedness, accrued interest and fees under the Company's Senior Credit Facility ($45.7 million) and under its Senior Subordinated Debt ($18.7 million).

    For the six months ended June 30, 1997, the Company provided net cash of $3.5 million from operating and investing activities which consisted of $6.2 million provided by operating activities and $2.7 million used in investing activities. For the six months ended June 30, 1996, $2.3 million of net cash was provided by operating and investing activities which consisted of $5.4 million provided by operating activities and $3.1 million used in investing activities. For the year ended December 31, 1996, $8.2 million of net cash was provided by operating and investing activities which consisted of $14.9 million provided by operating activities and $6.7 million used in investing activities. For the year ended December 31, 1995, the Company used $29.6 million of net cash for operating and investing activities which consisted of $10.1 million provided by operating activities and $39.7 million used in investing activities. For the year ended December 31, 1994, $518,000 of net cash was provided by operating and investing activities which consisted of $8.5 million provided by operating activities and $8.0 million used in investing activities.

    For all periods presented, investing activities consisted primarily of expenditures for property and equipment, except for 1995 which also included the purchase of substantially all of the assets and the assumption of certain liabilities of HIS for $24.8 million. The following table sets forth, for the periods indicated, certain information regarding expenditures for property and equipment:



                                                                                  SIX MONTHS ENDED
                                                           YEAR ENDED DECEMBER 31,     JUNE 30,
                                                           ----------------------  --------------
                                                            1994    1995    1996    1996    1997
                                                                       (IN THOUSANDS)
Office facilities, furniture, fixtures and computer
equipment ...............................................  $  403  $  831  $1,111  $  480  $  394
Machinery and equipment .................................   5,035   7,646   5,263   2,765   2,386
Vehicles ................................................     138      16     455      --      67
                                                           ------  ------  ------  ------  ------
                                                           $5,576  $8,493  $6,829  $3,245  $2,847
                                                           ======  ======  ======  ======  ======


    The Company estimates that an additional $5.7 million of expenditures for property and equipment will be required for the six months ended December 31, 1997.


    As of June 30, 1997, on a pro forma basis following the issuance of the Notes pursuant to the Offering and the application of the net proceeds therefrom, the Company would have had cash and cash equivalents totaling $32.1 million, $2.3 million of which will be required to secure its outstanding letters of credit until the New Credit Facility is in place. The remaining cash balances would be available for general corporate purposes, including expanding the Company's industrial vacuuming and other business lines through expenditures for property and equipment, increasing the Company's marketing and sales efforts, and funding potential acquisitions. The Company continually evaluates possible acquisitions, but has no present understandings, commitments or agreements relating thereto. See "Use of Proceeds."


    Management believes that cash and cash equivalents at June 30, 1997, remaining net proceeds from the Offering, net cash expected to be provided by operating activities and borrowings, if necessary, under the New Credit Facility will be sufficient to meet its cash requirements for operations and expenditures for property and equipment for the next twelve months and the foreseeable future thereafter.

INFLATION

    Certain of the Company's expenses, such as compensation and benefits, chemicals and supplies, and equipment repair and replacement, are subject to normal inflationary pressures. Although the Company to date has been able to offset inflationary cost increases through increased operating efficiencies and modest price increases, there can be no assurance that the Company will be able to offset any future inflationary cost increases through these or similar means.

                                    BUSINESS

GENERAL

    The Company is a leading provider of industrial cleaning services to a wide range of processing industries, including petrochemical plants, oil refineries, electric utilities, pulp and paper mills, rubber plants and aluminum plants. Services provided include hydroblasting, chemical cleaning, industrial vacuuming, waste minimization, commissioning and other specialized services. This type of work is typically recurring maintenance to improve or sustain the operating efficiencies and extend the useful lives of process equipment and facilities. The Company provides services to approximately 1,200 customers at approximately 2,500 customer sites from 49 branch locations in the United States and one location in Singapore.

    In 1996, 44.5% of the Company's revenue was derived from hydroblasting, 40.2% from chemical cleaning, 7.4% from industrial vacuuming and 7.9% from other services. Also in 1996, 45.8% of HydroChem's revenue came from petrochemical plants, 16.9% from oil refineries, 14.3% from electric utilities, 8.3% from pulp and paper mills and 14.7% from other industries. Approximately 40% of the Company's 1996 revenue was derived from its 15 largest customers, all of which are Fortune 500 companies, and approximately 60% was derived from its 40 largest customers, 34 of which are Fortune 500 companies.

MARKET FACTORS

    The Company believes that the following factors have favorably affected demand for its industrial cleaning services.

    o Maintenance for Improved Efficiency. The equipment and facilities owned by companies in process industries require periodic cleaning to maintain or improve operating and energy efficiencies. Industrial cleaning is part of the recurring maintenance necessary to prevent equipment breakdowns, as well as to provide safer working conditions for customers' employees and enhance the profitability and useful lives of equipment and facilities. As companies strive to maximize efficiencies and reduce costs to compete more effectively, industrial cleaning services, such as those provided by HydroChem, become even more important.

    o Trend Towards Outsourcing. At one time, many of the Company's customers performed industrial cleaning services using their own equipment and employees. For many years, industrial companies have increased the volume and type of maintenance services that they outsource to contractors in an attempt to control labor and insurance costs and to eliminate the need for expensive, under-utilized equipment. More recently, these businesses have been attempting to reduce the number of industrial cleaning vendors they utilize to streamline their internal operations, thus reducing costs. HydroChem's nationwide network of branches, breadth of services offered, technical capabilities and experience position the Company to capitalize on these trends.

    o Industry Consolidation. While the industrial cleaning industry has consolidated to some degree over the last decade, the industry is still fragmented and the consolidation process is continuing. Factors driving this consolidation include: (i) the costs of meeting customers' requirements for an excellent safety record and a high level of employee training; (ii) the high costs associated with complying with rapidly changing government regulations; and (iii) the increasing trend by customers to reduce the number of service providers. This environment works to the advantage of larger companies within the industrial cleaning industry, such as HydroChem, with the capital and financial flexibility to offer a broad range of services across multiple facilities and to support extensive safety and training programs.

    o Environmental Regulations. The enactment and increased enforcement of laws and regulations designed to protect the environment and public health, as well as concern by HydroChem's customers for their potential liability for environmental or toxic damage to people and property, have increased demand for the Company's services.
         Compliance with such laws and regulations requires the Company's customers to establish systems for the regular inspection, cleaning and maintenance of their process and storage facilities. These more stringent environmental regulations have created additional opportunities for the Company to offer new services or enhance existing services to help keep its customers in compliance with or lessen their cost of complying with the regulations.

COMPETITIVE STRENGTHS

    The Company believes that it benefits from the following competitive strengths:

    o Industry Experience and Long-Term Relationships with Quality Customers. The businesses that were combined to form HydroChem each had in excess of 30 years of industrial cleaning experience and many long-term relationships with large, well-established customers. The Company believes it benefits from its reputation for providing reliable, quality service to its customers, which has been established as a result of HydroChem's extensive industry experience and its commitment to service and quality.

    o Broad Range of Services and Industry Expertise. As a result of providing a broad range of services, the Company is well-positioned to capitalize on the trend by many of its customers to reduce the number of vendors utilized. The Company also has the necessary expertise, experience, equipment and support services, including a chemical research laboratory and an equipment manufacturing facility, to respond to the complex and changing needs of its diverse customer base.

    o Excellent Safety Record. The industries served by the Company emphasize safety. The Company provides extensive initial and continuing safety training to its employees and works closely with its customers to develop and meet mutual safety goals. In addition, the annual bonus of each operating manager depends, in part, upon the safety record of that individual's territory. Management believes that the Company's safety indices are among the best in the industry, giving the Company a competitive advantage in securing new contracts and managing expenses.

    o Strategic Locations. The Company has established a nationwide network of 49 branch offices strategically located in selected geographical areas characterized by higher concentrations of existing and potential customers. These locations allow the Company to meet the immediate and continuing needs of its customers and respond to the trend by many of its larger customers with multiple plant locations to consolidate vendor relationships. Fourteen of the Company's branch offices are located within customer facilities. These on-site locations reduce HydroChem's servicing costs and make it easier to develop customer relationships and maximize the services provided at these locations.

    o Customer Contracts. The Company has succeeded in obtaining master service agreements or contracts with most of its major customers and many of its other customers. Although these contracts do not guarantee a specific amount of business, they: (i) enable HydroChem personnel to gain entry more easily to the plants to market the Company's services and develop relationships with plant personnel; and (ii) make it easier for a customer to select HydroChem for a particular job since pricing and other terms and conditions have already been established.

    o Customer Alliances. To reduce costs and gain operating efficiencies, many of the Company's larger customers are considering establishing alliances with vendors. In an alliance, the Company provides a more comprehensive outsourcing solution to the customer, with the Company integrally involved in scheduling, managing and benchmarking the delivery of services in a manner that reduces costs for the customer and HydroChem and provides for a continuous improvement process over time. Generally, the customer will further benefit from additional savings resulting from reduced downtime for maintenance and increased production. HydroChem has initiated alliances with three of its largest customers and believes it is the only industrial cleaning company that has implemented a program of this type.

    o Experienced Management. HydroChem benefits from the quality and depth of its management personnel, both at the corporate and field level, who are dedicated to building customer relationships and delivering quality services to meet those customers' needs. Generally, the Company's field operations are managed at the branch level. Day-to-day operating decisions have been delegated to experienced branch managers who are closest to the Company's customers and can be most responsive to their specific needs. HydroChem's branch managers have an average of over 13 years of experience in the industrial cleaning industry. The Company's senior operating management team averages over 17 years in the industry.


    For a discussion of certain competitive weaknesses of the Company and its business operations, see "Risk Factors -- Highly Competitive Business Environment."


BUSINESS STRATEGY

    The Company's business strategy includes the following key elements:

    o Expand Services Provided To Existing Customers. The Company generally does not provide its full range of industrial cleaning services to each customer. HydroChem believes that expanding the amount of work performed for existing customers is the most efficient and cost effective method of achieving growth. The Company actively leverages its existing customer relationships and the breadth of services it offers to capitalize on its customers' trend to reduce the number of vendors utilized and thereby gain additional market share. Also, the Company seeks to identify opportunities for new services that it can provide to its extensive customer base.

    o Establish Relationships with New Customers in Existing Geographic Areas. Most of the geographic areas in which the Company has branch locations contain concentrations of processing plants which are potential customers for the Company. The Company seeks to penetrate these geographic markets further by obtaining contracts at plants where it does not currently provide services.

    o Expand Geographically. The Company identifies attractive geographic markets for its services based on the number and type of plants located in those areas, establishes a branch location and then builds its business over time. This type of expansion often involves securing at least one contract with a customer before establishing a branch and then placing a complement of equipment and personnel in the area to perform this work and pursue other work. These actions establish a revenue stream to cover overhead costs and provide a base for expanding throughout the surrounding geographic area.

    o Establish Customer Alliances. The Company seeks to increase the number of its customer alliance relationships. Under this type of relationship, the Company's strategy is to provide its services as a sole-source supplier, thereby obtaining additional market share and strengthening customer relationships.

    o Pursue Additional Strategic Acquisitions. The Company has successfully grown its business in the past through strategic acquisitions. HydroChem intends to continue to pursue acquisitions that add additional services and products to market to its existing customer base, or facilitate expansion of the Company's customer base or geographic coverage.


         The Company's recent revenue growth principally has resulted from expanded services to existing customers and new customer alliances. The Company will continue to focus on these two elements of its strategic growth as well as strategic acquisitions.


SERVICES

    Hydroblasting and chemical cleaning are HydroChem's largest sources of revenue, but the Company also offers a variety of other services, including industrial vacuuming, waste minimization and commissioning services, as described below. These services are typically part of a recurring maintenance program and may be provided on a time and materials basis or bid on a project basis. The Company believes that its ability to offer a broad range of services is an attractive feature to customers as they seek to reduce the number of contractors with which they do business. In addition, certain jobs can only be accomplished using a combination of cleaning methods, and the Company is able to perform such tasks without subcontracting.

    The Company's revenue from its major service lines for 1995 and 1996 is set forth in the following table:

                                                                        YEAR ENDED DECEMBER 31,
                                                               ---------------------------------------
                                                                     1995                  1996
                                                               ------------------   ------------------
                                                                REVENUE     %       REVENUE      %
                                                                        (DOLLARS IN THOUSANDS)
Hydroblasting ...............................................  $ 70,565      45.1%  $ 69,504      44.5%
Chemical cleaning ...........................................    61,365      39.2     62,661      40.2
Industrial vacuuming ........................................     8,113       5.2     11,484       7.4
Other .......................................................    16,441      10.5     12,354       7.9
                                                               --------  --------   --------  --------
          Total .............................................  $156,484     100.0%  $156,003     100.0%
                                                               ========  ========   ========  ========

Hydroblasting Services

    The Company's hydroblasting services involve the application of high pressure streams of water to clean the interior and exterior surfaces of process equipment, storage tanks and other vessels and to unplug piping, tubes and lines. Hydroblasting is particularly effective in cleaning deposits that cannot be chemically dissolved or that are located on surfaces where the circulation of chemical cleaning solvents is not feasible.

    Hydroblasting is primarily used for the removal of scale and other fouling deposits to improve the operating or energy efficiency of equipment, prevent contamination of finished products and clean equipment in preparation for, or subsequent to, other maintenance work. Hydroblasting is also used to prepare surfaces for welding, inspection or painting, to clean exterior surfaces cosmetically and, with special additives and equipment, to cut steel or concrete.

    The Company performs its hydroblasting services using equipment that includes an engine, pump and high-pressure hoses that are attached to specialized application devices. Water typically emerges at pressures of from 5,000 to 10,000 pounds per square inch, although ultra-high pressures of up to 40,000 pounds per square inch are used for certain cleaning and cutting jobs. The deposits and wastes removed by hydroblasting, along with water used in the process, are typically deposited into the customer's waste treatment system for further processing and disposal by the customer.

Chemical Cleaning Services

    Chemical cleaning typically involves circulating chemical solvents through process equipment, piping, and tanks or other storage vessels under controlled conditions of temperature, pressure and time to remove fouling deposits from interior surfaces. Chemical cleaning is generally performed in a closed loop process and employed to dissolve substances on surfaces that are inaccessible to hydroblasting or where chemical cleaning is more effective or safer than hydroblasting. Chemical cleaning also may involve the application of chemical solvents to deposits on exterior surfaces that cannot be cleaned with water or the addition of chemicals to by-products or waste products.

    Chemical cleaning has many of the same uses and applications as hydroblasting in industrial cleaning. It is also used for "degassing" process equipment to remove volatile substances. In addition, the Company's chemical cleaning services are required from time-to-time in connection with the commissioning, or pre-operational cleaning, of new equipment or an entire plant to remove soil, debris and other substances that accumulate during construction.

    Most of the Company's chemical cleaning services involve circulation of chemical solvents through process equipment, piping, and tanks or other storage vessels. For many of these jobs, a sample of the fouling deposit or substance to be removed is sent to the Company's laboratory facility in Houston, Texas, where the Company's chemists determine its chemical make-up, the combination and concentration of chemicals best suited for the cleaning process and the appropriate temperature, pressure and timing parameters for circulation of the chemicals. The Company also has mobile laboratory units, which are used to perform limited chemical analysis on-site and to assist in monitoring ongoing chemical cleaning jobs. After the proper procedure for the on-site work has been determined, a field crew mixes the chemicals, typically on the customer's premises. Using pumping and circulating equipment, the field crew then circulates the solution through the process equipment and, in most cases, collects the waste material and used chemical solution. During the circulation process, the concentration levels of the substance to be removed and the chemicals that have been introduced into the system are monitored to determine the rate at which the deposits are being removed and to ensure that proper conditions are being maintained. After collection, the waste typically is emptied at the customer's on-site disposal or storage facility, or it may be pumped into holding tanks that remain on the customer's property for later disposal or treatment by the customer.

Industrial Vacuuming Services

    Industrial vacuuming is the process of removing industrial waste and debris by conveyance of air or by traditional vacuuming techniques. The Company's vacuuming services typically are required to recover these materials for disposal or recycling, to move them within a plant, to remove waste from sumps, to prepare tanks or other storage facilities for routine maintenance and to assist in other types of cleaning and maintenance services.

    The Company provides air-moving services using specialized, truck and trailer-mounted equipment to collect and remove a variety of solid and semi-solid materials, including dust, powder, oil, resins, wood chips, steel pellets, solid catalysts and bricks. The Company also furnishes liquid vacuuming services using conventional vacuum trucks, which maintain a continuous negative tank pressure, for the removal of liquid waste, sludge or spent process fluids from pits, ponds, tanks or process equipment. The Company often provides vacuuming services in connection with its other services.

Waste Minimization Services

    HydroChem employs several techniques to reduce customer waste volumes collected in the cleaning process before customer disposal, including de-watering and chemical treatment techniques, as well as on-line water recycling. Equipment often employed in these processes are plate and frame filter presses and centrifuges, which are used to reduce the customer's cost of disposing of these substances. Revenue from waste minimization services is generally included in the other services category.

Commissioning Services

    Commissioning services cover a variety of services utilized to clean newly constructed systems of industrial processing plants prior to their initial operation. These services include the Company's SILENTSTEAM(R) process for cleaning steam path components, as well as the application of flushing, cleaning and passivation technologies to piping, vessels, boilers and lubrication and hydraulic oil systems. Depending on the nature of the commissioning services, the revenue derived therefrom may be attributable to hydroblasting, chemical cleaning, industrial vacuuming or other services.

Project Services

    Given the Company's reputation for excellent service and the ability to solve complex problems, HydroChem also applies its technologies, individually or in combination, to address unique market opportunities in several business and industry segments, including services and project management for large projects in the marine, utility, defense and other industries. These projects vary in scope from major cleanings of aircraft carriers to replacing commercial building fluid coolant systems. Depending upon the nature of the project, the revenue derived therefrom may be attributable to hydroblasting, chemical cleaning, industrial vacuuming or other services.

FACILITIES AND FIELD ORGANIZATIONAL STRUCTURE

    The Company's field organization is primarily based on geography. Two divisions, the East Division and the West Division, which comprised over 90% of the Company's 1996 revenue, are further subdivided into areas, regions and branches. Branches, including certain on-site locations, are the primary business or operating units. The Company currently has 49 branch locations in the United States and one in Singapore.

    The Company maintains operating and sales personnel at each of its branch locations and operates each location under the direction of a branch manager in accordance with policies, procedures and objectives established by the Company's management. Subject to these guidelines, branch personnel have significant autonomy in dealing with customers and employees in their geographic area. Each branch operates as a separate profit center and is responsible for collecting accounts receivable, although cash receipts are collected via lockbox. Each branch location is also allotted certain equipment, including pumps, vehicles and various types of specialized equipment. However, equipment and personnel are shifted among branches as work loads dictate, enabling the Company to realize better utilization of its resources.

    The Company leases its executive offices, a fully-equipped chemical laboratory and a manufacturing facility, all located in the greater Houston, Texas, area. The Company also leases other administrative locations in the greater Houston area, and certain of these leases, including the executive office lease, will expire in 1998. The Company is currently pursuing a consolidation of some or all of these locations in a new facility that may be owned or leased by HydroChem. The Company owns nine of the field offices, with the remainder of the offices leased or otherwise provided by a major customer in that area.

MARKETING, SALES AND SERVICE CONTRACTS

    The Company's sales and marketing success is characterized by long-term customer relationships resulting from the consistent delivery of high quality, dependable service, advanced technical capabilities, a broad service offering, competitive pricing and a strong customer service orientation among its employees. The Company's services are marketed and sold through a tiered approach, targeting both maintenance and purchasing personnel at the plant level as well as corporate purchasing managers. Direct selling at the plant level is the primary marketing thrust, and the Company has approximately 170 people involved in selling and marketing the Company's services. This group maintains consistent communications with plant contacts to position the Company better to obtain upcoming work and to ensure that on-going work is being performed to meet or exceed customer expectations. The Company's national marketing effort is focused on (i) servicing existing accounts, (ii) establishing new customer accounts, (iii) obtaining multi-plant contracts (regional or national in scope) and (iv) implementing alliance relationships. These efforts are supplemented by advertising in industry publications and participating in selected industry trade shows.

    Most of the Company's customers, or prospective customers, have procedures by which they qualify contractors to become approved vendors in their plants. Customers award master service contracts or contracts for individual projects only to such approved vendors. Contractors may be selected at the individual plant level or on a regional or national basis, covering multiple plant locations. A particular plant will typically have two or more approved industrial cleaning providers. One of these may be designated as the primary service provider and receive a majority of the work. Alternatively, the work may be spread evenly between the contractors by the customer or market share within the plant may be determined by the sales and marketing capabilities of the different service providers. Plants also may have approved service companies for specific services (for example, they may have hydroblasting contracts with one or more vendors and separate industrial vacuuming contracts with one or more other vendors) or may have contracts covering multiple services provided by the same vendor.

    Master service agreements typically establish general terms and conditions, as well as time and material pricing for services. These contracts do not guarantee a particular amount of work, but they do allow Company personnel to enter the plants more easily, fostering the development of relationships with plant personnel and the marketing of the Company's services. Specific jobs may be performed on a time and materials basis or granted as part of a competitive bid process. Daily or more frequently recurring maintenance work tends to be performed on a time and materials basis, while larger, less frequent projects tend to be bid. The Company estimates that approximately two-thirds of its revenue comes from services performed under its master service agreements or separately bid projects in plants where it has master service agreements. These agreements enhance the consistency and stability of the Company's revenue stream.

    The Company's alliance or managed services process is an additional, newer method of providing services to its customers. In an alliance, the Company provides a more comprehensive outsourcing solution to the customer, with the Company more involved in scheduling, managing and benchmarking the delivery of services in a manner that reduces costs for the customer and HydroChem and provides for a continuous improvement process over time. Generally, the customer will further benefit from additional savings resulting from reduced downtime for maintenance and increased production.

SAFETY AND TRAINING

    Industrial cleaning involves exposure to potentially dangerous conditions. For liability and other reasons, customers are very concerned with the safety records of contractors used to perform services at their plants. To minimize the dangers inherent in this type of work, the Company conducts broad training and educational programs and has developed comprehensive safety policies and regulations. The main factors driving the Company's investment in these programs and policies are: (i) achieving employee and customer safety; (ii) controlling insurance costs; (iii) satisfying customers' growing safety and training requirements; (iv) meeting increasing governmental and regulatory requirements; and (v) improving the Company's overall performance.

    HydroChem's safety program includes:

         o Educating Company personnel

         o Implementing and monitoring Company safety policies

         o Safety personnel at most field locations

         o Proactive support by senior management

         o Working with insurance companies and safety organizations to make use of their resources and expertise

         o Process improvement teams and safety audits

         o Cash incentive programs for employees and a component of management bonuses tied to safety

         o Substance abuse screening

         o Investigating all accidents and company-wide dissemination of information, without using names, of accidents that have occurred and how they could have been avoided

    Management believes that the Company's safety indices are among the best in the industry. As an example, HydroChem's workers' compensation interstate experience modification rate ("EMR") is 0.38, which compares to an EMR of 1.0 for an average company in the Company's industry. The EMR, calculated by a private advisory rating organization supporting the insurance industry, is one of the most widely observed safety statistics. The EMR is a method of reflecting a company's actual loss experience relative to the normal expected loss experience of companies within a particular industry.

COMPETITION

    The industrial cleaning service business is highly competitive. The Company believes that the principal competitive factors in this business are price, quality of service, safety record, reputation, responsiveness of personnel, efficiency of service, and knowledge of customer plants and operations. Location is an important factor in being able to provide timely and cost-effective services, although this is more of a factor with respect to daily or more frequently recurring maintenance services than project work. In addition, competitors tend to be stronger in certain services and weaker in others or may not offer a full range of services.

    The Company competes with a large number of companies in substantially all of the regions in which it operates. Many of these competitors are local or regional operations servicing a limited geographic area; however, others are larger companies with broader geographic coverage, such as the Company. Accordingly, HydroChem's competitors in any particular geographic market may differ. While most of the Company's competitors do not offer as extensive a line of services as the Company, future expansion by such companies or the development of alternative cleaning methods represent potential competition for the Company. See "Risk Factors -- Highly Competitive Business Environment."

CUSTOMERS

    Due to the nature of HydroChem's services, its customers tend to be concentrated in certain processing industries. In 1996, 45.8% of the Company's revenue came from petrochemical plants, 16.9% from oil refineries, 14.3% from electric utilities, 8.3% from pulp and paper mills and 14.7% from other industries. Approximately 40% of the Company's 1996 revenue was derived from its 15 largest customers, all of which are Fortune 500 companies, and approximately 60% was derived from its 40 largest customers, 34 of which are Fortune 500 companies. No single customer represented 10% or more of the Company's revenue in 1996. In 1995 and 1994, The Dow Chemical Company and its affiliates represented 10.9% and 11.2% of total revenue, respectively.

GOVERNMENTAL REGULATION

    Occupational Safety and Health Act. The operations of the Company are subject to the requirements of the Occupational Safety and Health Act ("OSHA") and comparable state laws. Regulations promulgated under OSHA by the Department of Labor require employers in the industries that the Company serves to implement work practices, medical surveillance systems and personnel protection programs in order to protect employees from workplace hazards and exposure to hazardous chemicals. The Company has established comprehensive programs for complying with health and safety regulations. While the Company believes it operates safely and prudently, there can be no assurance that accidents will not occur or that the Company will not incur substantial fines.

    Federal, State and Local Environmental Regulations. The Company performs substantially all of its industrial cleaning services at industrial process facilities owned by its customers. Although chemicals may be stored at the Company's branch offices and are transported by the Company to its customers' plants, no industrial cleaning services are performed at the branches. Typically, all hazardous waste handled by the Company is disposed of by the customer using the customer's waste disposal facilities. However, on a very limited basis, HydroChem will transport the customer's waste collected in connection with the Company's cleaning services from one point in the customer's plant to another point within the plant, which may involve crossing a public road. As a part of its services to the customer, the Company may treat the customer's hazardous waste that was collected by the Company in the cleaning process to neutralize, minimize or separate it into its components, thus facilitating disposal or recycling by the customer. At all times, the waste belongs to and is the responsibility of the customer. The Company does not believe that its activities subject it to the duties pertaining to hazardous waste treatment, storage or disposal facilities. However, if it were determined that HydroChem was a "transporter" of the hazardous wastes that it collects in the cleaning process, the Company would be responsible for compliance with all duties imposed on such persons under applicable environmental statutes and regulations.

    Department of Transportation. Certain of the Company's vehicles are subject to the regulations of the Department of Transportation, which address, among other things, maintenance of the vehicles, driver qualification and record keeping. Failure to comply with these regulations may result in fines or modification of the Company's current procedures with respect to its vehicles.

    Certain of the laws and regulations applicable to the Company require that it obtain permits and licenses. The Company believes that it has obtained the permits and licenses material to its business and believes that it is in substantial compliance with all federal, state and local laws and regulations governing it. To date, the Company has not been subject to any significant fines, penalties or other labilities under these laws and regulations.

INTELLECTUAL PROPERTY

    While the Company has numerous patents and proprietary techniques related to its products and services, it does not believe the ongoing success of its operations is dependent on these patents or techniques, individually or taken as a whole.

INSURANCE

    The Company currently has in force insurance policies covering general liability, workers' compensation/ employers liability, automobile liability, environmental liability and property damage, as well as an umbrella policy. All of these policies are in amounts the Company believes are consistent with industry practices and provide for the Company to pay a deductible or self insured retention on each claim.

EMPLOYEES


    As of September 15, 1997, the Company had approximately 1,720 full-time employees, of which approximately 1,300 were paid on an hourly basis. None of the Company's employees are covered by collective bargaining agreements. Management believes that relations between the Company and its employees are good.


                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The directors and executive officers of the Company are as follows:

 NAMES OF DIRECTORS
AND EXECUTIVE OFFICERS                AGE                     POSITION
----------------------               ----  -------------------------------------------------
B. Tom Carter, Jr . . . . . . . . .   53   Chairman of the Board of Directors, Chief Executive
                                           Officer, and President
Robert B. Crates  . . . . . . . . .   35   Director
Thomas F. McWilliams  . . . . . . .   54   Director
Selby F. Little, III  . . . . . . .   43   Executive Vice President, Chief Financial Officer
J. Pat DeBusk . . . . . . . . . . .   56   Executive Vice President
Gary D. Noto  . . . . . . . . . . .   42   Executive Vice President
Craig A. Kaple  . . . . . . . . . .   38   Executive Vice President
Pelham H. A. Smith  . . . . . . . .   40   Vice President
Michael P. Steindler  . . . . . . .   49   Secretary and General Counsel

    Subject to the terms of a Stockholders Agreement entered into by Parent and all of its stockholders, the Board of Directors of the Company currently consists of three directors who hold office until the next annual meeting of the stockholders of the Company or until their successors are duly elected and qualified. Pursuant to the terms of the Stockholders Agreement, one director, Mr. McWilliams, has been designated by Citicorp Venture Capital, Ltd. and one director, Mr. Crates, has been designated by LKCM Venture Partners I Ltd. The stockholders also agreed to elect Mr. Carter as a director so long as he serves as Chief Executive Officer. The Stockholders Agreement further provides that CVC has the right to designate an additional director, and that the holders of a majority of the shares of Parent's capital stock owned by such stockholders may designate a director, but neither CVC nor the majority stockholders have exercised these rights.

    The executive officers are elected annually by the Board of Directors and serve at the discretion of the Board until their successors are duly elected and qualified.

    B. Tom Carter, Jr. has been Chairman of the Board, Chief Executive Officer and President of the Company or Hydro Services since 1990. As a private investor, he assembled the investment groups which acquired Hydro Services in 1990 and DIS in 1993.

    Robert B. Crates has been a director of the Company since 1993. Since December 1995, Mr. Crates has been a principal of Crates Thompson Capital, Inc., an investment company engaged in the management of private equity funds. From May 1988 to November 1995, Mr. Crates served as vice president of Luther King Capital Management, an investment advisory firm. In that capacity, Mr. Crates, individually and as President of RBC Investment Corp, served as general partner of LKCM Venture Partners I Ltd. From October 1994 to January 1995, Mr. Crates concurrently served as interim Chairman and Chief Executive Officer of Eddie Haggar Limited, Inc., a company in which LKCM had an investment that subsequently filed for protection under federal bankruptcy laws. Mr. Crates is also a director of HealthCor Holdings Inc.

    Thomas F. McWilliams has been a director of the Company since 1993. Mr. McWilliams is a Managing Director of CVC where he has been employed since 1983. He also serves as a director of Chase Industries, Inc., MMI Products, Inc., Ergo Science Corporation, Pen-Tab Industries, Inc. and various privately held companies.

    Selby F. Little, III has been an Executive Vice President and Chief Financial Officer of the Company since December 1996 and served as Vice President and Chief Financial Officer of the Company from June 1996 until December 1996. From September 1992 to May 1996, he was Vice President and Chief Financial Officer of Ross Systems, Inc., a publicly held computer software company. Prior thereto, Mr. Little had served in various executive, management or other positions, including, since April 1989, as Vice President and Chief Financial Officer of Unify Corporation, a computer software company.

    J. Pat DeBusk has been an Executive Vice President of the Company since December 1993. He has also held various executive or other management positions since 1964 with Hydro Services or the predecessor to its operations.

    Gary D. Noto has been an Executive Vice President of the Company since December 1996. Prior thereto, he had served as a Vice President of the Company since December 1993 and in various executive, management or other positions with Hydro Services or the predecessor to its operations since 1978.

    Craig A. Kaple has been an Executive Vice President of the Company since June 1997. Prior thereto, he had served as a Vice President of the Company since November 1994 and in various executive, management or other positions with Hydro Services or the predecessor to its operations since 1981.

    Pelham H. A. Smith has been a Vice President of the Company since December 1993. Prior thereto, he had been assisting Mr. Carter since 1990 in various private investment activities.

    Michael P. Steindler has functioned as the General Counsel of the Company since April 1994 and also has been a partner in the law firm of Cassell & Stone, L.L.P. in Dallas, Texas since August 1993. Mr. Steindler has served as Secretary of Parent and the Company since March 1995. From October 1988 to January 1993, he was Vice President, General Counsel and Secretary of Rexene Corporation, a publicly held petrochemical manufacturer.

DIRECTORS AND OFFICERS OF PARENT

    The directors of Parent are the same as those of the Company. The executive officers of Parent are B. Tom Carter, Jr. (Chief Executive Officer and President), Selby F. Little, III (Executive Vice President and Chief Financial Officer), and Pelham H. A. Smith (Vice President).

EXECUTIVE COMPENSATION

    The following table provides certain information concerning compensation earned by the Chief Executive Officer and the Company's next four most highly compensated executive officers serving in such capacity at December 31, 1996 who received compensation in excess of $100,000 (the "Named Executive Officers") for the period indicated.

                           SUMMARY COMPENSATION TABLE



                                                                            LONG-TERM COMPENSATION
                                        ANNUAL COMPENSATION          -----------------------------------
                                -----------------------------------  NUMBER OF SHARES       ALL OTHER
NAME AND PRINCIPAL POSITION        YEAR       SALARY       BONUS     UNDERLYING OPTIONS   COMPENSATION(1)
---------------------------     ----------  ----------   ----------  ------------------  ----------------
B. Tom Carter, Jr . . . . . . .     1996      $239,231    $100,000         25,000             $ 250
  Chairman of the Board,
  Chief Executive Officer and
  President
J. Pat DeBusk . . . . . . . . .     1996       136,000      45,000             --               250
  Executive Vice President
Gary D. Noto  . . . . . . . . .     1996       103,200      50,000             --               250
  Executive Vice President
Craig A. Kaple  . . . . . . . .     1996        95,000      45,600             --               250
  Executive Vice President
Pelham H. A. Smith  . . . . . .     1996        93,000      42,400             --               250
  Vice President

--------
(1) Consists of the Company's 401(k) matching contribution.

DIRECTOR COMPENSATION

    Directors who are employees of the Company do not receive additional compensation for serving as directors. All directors of the Company are reimbursed for out-of-pocket expenses incurred in attending meetings of the Board of Directors and for other expenses incurred in their capacities as directors of the Company.

STOCK OPTION INFORMATION

    Parent has adopted the HydroChem Holding, Inc. 1994 Stock Option Plan (the "Plan"). The Plan is administered by a committee of Parent's Board of Directors (the "Committee"), which currently consists of Messrs. McWilliams and Crates. The purpose of the Plan is to advance the interests of Parent and its subsidiaries (including the Company) by encouraging certain employees and non-employee directors to acquire a proprietary interest in Parent through ownership of Parent's Class A Common Stock ("Class A Common"). The total number of shares of Class A Common that may be subject to options under the Plan is 620,779. As of May 31, 1997, options for 611,890 shares of Class A Common were outstanding and options for 8,889 shares were available for grant. The duration of each option and the exercise schedule therefor is determined by the Committee at the time of grant, but in no event can an option intended to qualify as an incentive stock option (an "ISO") under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), be exercisable after the expiration of ten years after the date of grant. In the case of an employee who owns (or is considered to own under Section 424(d) of the Code) stock representing more than 10% of the total combined voting power of classes of stock of Parent and its subsidiaries, no ISO shall be exercisable after expiration of five years from the date of grant.

    The following table sets forth certain information concerning the grant of options to Mr. Carter during 1996. None of the other Named Executive Officers were granted options in 1996.

                       OPTION GRANTS IN LAST FISCAL YEAR


                                                                                POTENTIAL REALIZABLE
                                                                                  VALUE AT ASSUMED
                         NUMBER OF   % OF TOTAL                                     ANNUAL STOCK
                        SECURITIES    OPTIONS                                     APPRECIATION FOR
                        UNDERLYING   GRANTED TO   EXERCISE                           OPTION TERM
                          OPTIONS   EMPLOYEES IN    PRICE                       ----------------------
          NAME            GRANTED   FISCAL YEAR   PER SHARE  EXPIRATION DATE      5% ($)      10% ($)
          ----          ----------  -----------   ---------  ---------------    ----------   ---------
B. Tom Carter, Jr . . .    25,000        43.5%      $2.50    February 11, 2006 $39,306(1)   $99,609(1)



----------

(1) Potential Realizable Value is based upon assumed annual growth rates of 5% and 10% for the ten-year option term. Computations result in common stock prices at the end of the option term of $4.07 and $6.48 per share based upon 5% and 10% annual appreciation, respectively. The actual value, if any, Mr. Carter may realize will depend upon an available market for the Common Stock, as well as the excess of the market price of the Class A Common over the exercise price on the date the option is exercised.
    There can be no assurance that the value realized will be at or near the amounts reflected in this table.

    The following table sets forth certain information with respect to the unexercised options granted to the Named Executive Officers. None of the Named Executive Officers exercised any stock options during the year ended December 31, 1996.

                         FISCAL YEAR END OPTION VALUES


                                                      NUMBER OF SECURITIES               VALUE OF
                                                           UNDERLYING                   UNEXERCISED
                                                      UNEXERCISED OPTIONS          IN-THE-MONEY-OPTIONS
                                                      AT DECEMBER 31, 1996        AT DECEMBER 31, 1996(1)
                                                  ---------------------------   ---------------------------
      NAME                                         EXERCISABLE   UNEXERCISABLE  EXERCISABLE    UNEXERCISABLE
      ----                                        ------------   -------------  ------------   -------------
B. Tom Carter, Jr . . . . . . . . . . . . . . . .    248,312         87,078         $  0           $  0
J. Pat DeBusk . . . . . . . . . . . . . . . . . .      5,000         15,000         $  0           $  0
Gary D. Noto  . . . . . . . . . . . . . . . . . .      4,375         13,125         $  0           $  0
Craig A. Kaple  . . . . . . . . . . . . . . . . .      3,750         11,250         $  0           $  0
Pelham H. A. Smith  . . . . . . . . . . . . . . .      7,500         22,500         $  0           $  0


---------

(1) There is no established trading market for the Class A Common, but the Company has attempted to determine its market value based upon the same criteria used to determine the exercise prices of past options granted. Based upon these criteria, at December 31, 1996 there were no options which were "in-the-money."

EMPLOYMENT AGREEMENTS

    Parent has an employment agreement with Mr. Carter under which he serves as the Chairman of the Board, Chief Executive Officer and President of Parent and the Company (collectively, the "Employer"). The term of Mr. Carter's agreement is for five years through December 14, 1998. His current base compensation under this Agreement is $240,000 per year and is subject to review and may be increased periodically at the discretion of the Board. Mr. Carter's agreement provided for an initial bonus of $150,000 in recognition of his efforts in the DIS acquisition. For calendar years 1994 and thereafter, bonuses are payable at the sole discretion of the Board. In connection with his agreement, the Parent also granted Mr. Carter in March 1995 an option to purchase 310,390 shares of Class A Common Stock at an exercise price of $1.00 per share under the Parent's 1994 Stock Option Plan. See "Stock Option Information." If the Employer terminates Mr. Carter's employment without cause as defined in his agreement, then he is entitled to a lump sum severance payment equal to one year of his then current base compensation. Mr. Carter's agreement contains a covenant not to compete and other customary restrictions. The covenant not to compete does not apply if there is a termination without cause or a resignation by Mr. Carter after a change in control as defined in his agreement or after a diminution in his duties. The Company has guaranteed Parent's obligations under the employment agreement.

    The Company also has employment agreements with Messrs. DeBusk, Noto and Kaple. Each of these agreements renew automatically on an annual basis unless either the Company or the employee gives 30 days' notice to the contrary. The current annual base compensation under these agreements for Messrs. DeBusk, Noto and Kaple is $150,000, $127,500 and $120,000, respectively. Such amounts are subject to review and may be increased periodically at the discretion of the Company. Bonuses are also payable at the sole discretion of the Company. If the Company terminates the employment of any of these individuals without cause as defined in their respective agreements, then such individual is entitled to a continuation of his then current base compensation for six months. Each of the agreements for Messrs. DeBusk, Noto and Kaple contain covenants not to compete and other customary restrictions.

                              RELATED TRANSACTIONS

    In May 1995, the Company paid $100,000 to Argent Capital Corporation ("Argent") for investment banking services rendered in connection with the HIS acquisition. Mr. Carter is the sole shareholder of Argent.

    Argent is the tenant under a lease in Dallas, Texas, for office space used by the Company. The Company pays the rent for this office directly to the landlord. Total rental payments for 1994, 1995 and 1996 were $43,937, $46,330 and $48,419, respectively.

    The Company leases its manufacturing facility in Missouri City, Texas, from Gracey Corporation ("Gracey"). The spouse of Mr. DeBusk is the beneficial owner of 7 2/3% of the outstanding capital stock of Gracey held in a trust. Total rental payments made by the Company to Gracey for 1994, 1995 and 1996 for this facility were $56,100 in each year.

                             PRINCIPAL STOCKHOLDERS


    All of the outstanding capital stock of the Company is owned by Parent. The following table sets forth certain information known to Parent with respect to beneficial ownership of Parent's equity securities (rounded to the nearest share) by (i) each director; (ii) each Named Executive Officer; (iii) all executive officers and directors of the Company as a group; and (iv) each stockholder known by the Company to be the beneficial owner of more than five percent of any class of voting securities of Parent. Such information is presented as of September 15, 1997. See "Description of Capital Stock."

                                              CLASS A COMMON          CLASS B COMMON        SERIES A PREFERRED
                                           --------------------   ----------------------  ---------------------
                                             NO. OF        % OF     NO. OF       % OF       NO. OF      % OF
              NAME                            SHARES      CLASS     SHARES      CLASS       SHARES      CLASS
--------------------------------           ----------     -----   ----------  ----------  ---------   ---------
EXECUTIVE OFFICERS AND DIRECTORS:
B. Tom Carter, Jr.(1) . . . . . . . . .      357,212      32.2%          --          --     360,993       7.2%
  6210 Rothway
  Houston, Texas 77040
Robert B. Crates  . . . . . . . . . . .           --         --          --          --          --         --
Thomas F. McWilliams(2)(3)  . . . . . .       67,343        7.3      67,343        1.7%      33,871          *
  399 Park Avenue
  New York, New York 10043
J. Pat DeBusk(3)(4) . . . . . . . . . .       46,727        5.4       1,540           *      55,103        1.1
  1145 Highway 90-A
  Missouri City, Texas 77489
Gary D. Noto(3)(5)  . . . . . . . . . .       27,330        3.2         880           *      31,488          *
Craig A. Kaple(3)(6)  . . . . . . . . .       23,184        2.7         660           *      23,616          *
Pelham H. A. Smith(7) . . . . . . . . .       15,000        1.7          --          --          --         --
All directors and executive officers as
  a group (8 persons)(3)(8) . . . . . .      536,796       44.0      70,424         1.8     505,070       10.1
OTHER PRINCIPAL STOCKHOLDERS:
LKCM Venture Partners I Ltd . . . . . .      673,993       79.0          --          --   2,100,628       42.0
  301 Commerce Street, Suite 1600
  Fort Worth, Texas 76102
Citicorp Venture Capital, Ltd.(3) . . .    2,461,712       74.3   2,461,712        62.7   1,250,861       25.0
  399 Park Avenue
  New York, New York 10043
BT Capital Partners, Inc.(3)  . . . . .      705,154       45.2     705,154        18.0     793,959       15.9
  280 Park Avenue (32W)
  New York, New York 10017
World Equity Partners, L.P.(9)  . . . .      496,623       36.8          --          --          --         --
  399 Park Avenue
  New York, New York 10043
CCT Partners II, L.P.(3)(10)  . . . . .      434,420       33.7     434,420        11.1     220,740        4.4
  c/o Citicorp Venture Capital, Ltd.
  399 Park Avenue
  New York, New York 10043
Heller Financial, Inc.(11)  . . .            310,390       26.7          --          --         --          --
  500 West Monroe Street
  Chicago, Illinois 60661
HES Management, Inc . . . . . . .            102,650       12.0          --          --    360,993         7.2
  5956 Sherry Lane, Suite 930
  Dallas, Texas 75225



-------------------
*        Less than one percent.

(1) Includes 102,650 shares of Class A Common and 360,993 shares of Series A Preferred held in the name of HES Management, Inc., of which Mr. Carter may be deemed the beneficial owner as the sole stockholder of HES Management, Inc.; and 254,562 shares of Class A Common that Mr. Carter may acquire upon the exercise of options within 60 days of May 31, 1997.

(2) Includes 56,393 shares of Class B Common held in the name of Alchemy, L.P., of which Mr. McWilliams may be deemed the beneficial owner as the sole general partner of Alchemy, L.P.

(3) Includes a number of shares of Class A Common that the stockholder may acquire upon the conversion of shares of Class B Common on a 1-for-1 basis.

(4) Includes 10,000 shares of Class A Common that Mr. DeBusk may acquire upon the exercise of options within 60 days of May 31, 1997.

(5) Includes 8,750 shares of Class A Common that Mr. Noto may acquire upon the exercise of options within 60 days of May 31, 1997.

(6) Includes 7,500 shares of Class A Common that Mr. Kaple may acquire upon the exercise of options within 60 days of May 31, 1997.

(7) Represents 15,000 shares of Class A Common that Mr. Smith may acquire upon the exercise of options within 60 days of May 31, 1997.

(8) Includes 295,812 shares of Class A Common that may be acquired upon the exercise of options within 60 days of May 31, 1997, and 70,424 shares of Class A Common that may be acquired upon the conversion of Class B Common.

(9) Represents 496,623 of Class A Common that World Equity Partners, L.P., may purchase upon the exercise of a warrant within 60 days of May 31, 1997.

(10) William T. Comfort, whose address is c/o Citicorp Venture Capital, Ltd., 399 Park Avenue, New York, New York, 10043, is the sole director, the sole executive officer, and the sole stockholder of the general partner of CCT Partners II, L.P., and may be deemed the beneficial owner of the securities held in the name of CCT Partners II, L.P.

(11) Heller Financial, Inc. may acquire 310,390 shares of Class C Common upon the exercise of a warrant within 60 days of May 31, 1997. Heller Financial, Inc. may acquire 310,390 shares of Class A Common within 60 days of May 31, 1997, upon exercise of its right to convert all of its shares of Class C Common into Class A Common on a 1-for-1 basis.


                          DESCRIPTION OF CAPITAL STOCK

COMPANY CAPITAL STOCK

    The authorized capital stock of the Company consists of 1,000 shares of common stock, par value $.01 per share (the "Company Common Stock"). There currently are 100 shares of the Company Common Stock outstanding, all of which are owned of record and beneficially by Parent.

PARENT CAPITAL STOCK

    The authorized capital stock of Parent consists of 14,000,000 shares of Parent Common Stock and 5,000,000 shares of Preferred Stock. The authorized shares include (i) 8,000,000 shares of Class A Common, par value $.00005 per share, of which 853,402 shares are issued and outstanding; (ii) 5,000,000 shares of Class B Common Stock, par value $.00005 per share (the "Class B Common"), of which 3,926,598 shares are issued and outstanding; (iii) 1,000,000 shares of Class C Common Stock, par value $.00005 per share (the "Class C Common"), of which no shares are issued and outstanding; and (iv) 5,000,000 shares of Series A 13% Cumulative Preferred Stock, par value $.00005 per share (the "Series A Preferred"), all of which are issued and outstanding.

Certain Voting and Conversion Rights

    Holders of Class A Common are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of Class B Common are entitled, as a class, to 49% of the total votes on all matters submitted to a vote of stockholders, except as otherwise required by law, and except for voting on any sale of all or substantially all of Parent's assets, any amendment to the Certificate of Incorporation, any merger or consolidation of Parent or any recapitalization or reorganization of Parent in which holders of Class B Common are treated differently from holders of Class A Common, in which case the holders of the Class B Common have the right to vote as a separate class. The holders of the Class C Common and the Series A Preferred have no voting rights, except as otherwise provided by law.

    The Series A Preferred had an initial liquidation value of $1 per share. Dividends accrue semi-annually at 13% per annum regardless of declaration or profitability. To the extent not paid on each January 1 and July 1, dividends increase the liquidation value. The Series A Preferred may be redeemed by the Parent at the then-liquidation value at any time prior to the scheduled redemption date, which has been extended to June 15, 2010, conditioned upon consummation of the Offering. Upon the occurrence of certain events, the Series A Preferred is redeemable at the holders' option prior to the redemption date. A portion of the net proceeds of the Offering (estimated to be $2.9 million upon the closing of the Offering) will be dividended to the Parent and used to discharge accrued and unpaid dividends that have been added to the liquidation value of the Series A Preferred since issuance.

    As and when dividends are declared or paid thereon, the holders of Class A Common, Class B Common and Class C Common are entitled to participate in such dividends ratably on a per share basis. They also participate ratably, subject to the rights of holders of Series A Preferred, in any distributions upon the liquidation of the Company. The shares of the Class B Common and the Class C Common are convertible into an equal number of shares of Class A Common. The Series A Preferred has no conversion rights.

Parent Stockholders Agreement

    The stockholders of Parent have entered into a Stockholders Agreement. The Stockholders Agreement provides for, among other things: (i) establishing the composition of the Boards of Directors for Parent and the Company, (ii) limiting the manner and terms by which Parent's capital stock may be transferred, (iii) the waiver of dissenters' rights in respect of a sale of the Parent, if such sale has been approved by a majority of stockholders, and (iv) preemptive rights among the stockholders upon the issuance of capital stock by Parent.


                              DESCRIPTION OF NOTES

GENERAL

    The Old Notes were, and the New Notes will be, issued under an Indenture, dated as of August 1, 1997 (the "Indenture"), among the Company, the Subsidiary Guarantor and Norwest Bank, Minnesota, N.A., as Trustee (the "Trustee"), a copy of which is available upon request to the Company as set forth below. The terms of the New Notes are identical in all material respects to the Old Notes, except that the New Notes have been registered under the Securities Act and, therefore, will not bear legends restricting their transfer. Upon the issuance of the New Notes, the Indenture will be subject to and governed by the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The following summary of certain provisions of the Indenture and the Notes does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture (including the definitions of certain terms therein and those terms made a part thereof by the Trust Indenture Act) and the Notes. The definitions of certain terms used in the following summary are set forth below under "-- Certain Definitions." For purposes of this summary, the term "Company" refers only to HydroChem and not to the Company's Subsidiary.

    The Old Notes are, and the New Notes will be, subordinated in right of payment to all current and future Senior Debt, including borrowings under the New Credit Facility. Each of the Subsidiary Guarantees are and will be subordinated in right of payment to all existing and future Senior Debt of the Subsidiary Guarantor, including any potential guarantees of the New Credit Facility. As of June 30, 1997, on a pro forma basis giving effect to the application of the net proceeds from the Offering, the Company had no Senior Debt outstanding (excluding $2.3 million in outstanding undrawn letters of credit, which were principally incurred in connection with the Company's property and casualty insurance programs). The Indenture permits the Company and its Subsidiaries to incur additional indebtedness, including Senior Debt, subject to certain limitations, and will prohibit the incurrence of any indebtedness that is senior to the Notes and subordinated to Senior Debt.

    The Old Notes are, and the New Notes will be, general unsecured obligations of the Company, are and will be limited in aggregate principal amount to $110.0 million and will mature on August 1, 2007. Interest on the Notes will accrue at the rate of 10 3/8% per annum and will be payable semi-annually in arrears on February 1 and August 1 of each year, commencing on February 1, 1998, to Holders of record on the immediately preceding January 15 and July 15. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the Issue Date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

    Principal of, and premium, if any, interest and Liquidated Damages, if any, on, the Notes will be payable at the office or agency of the Company maintained for such purpose within the City and State of New York or, at the option of the Company, payment of interest and Liquidated Damages, if any, may be made by check mailed to the Holders of the Notes at their respective addresses set forth in the register of Holders of Notes; provided that all payments of principal, premium, if any, interest and Liquidated Damages, if any, with respect to the Global Note and with respect to Certificated Notes the Holders of which have given wire transfer instructions to the Company, will be required to be made by wire transfer of immediately available funds to the accounts specified by the Holders thereof. Until otherwise designated by the Company, the Company's office or agency in New York will be the office of the Trustee maintained for such purpose. The Notes will be issued in denominations of $1,000 and integral multiples thereof.

SUBSIDIARY GUARANTEES


    The Company's payment obligations under the Old Notes are, and its obligations under the New Notes will be, jointly and severally guaranteed (the "Subsidiary Guarantees") on an unsecured senior subordinated basis by the Company's existing Subsidiary (HydroChem International, Inc. ("HII")), and all future Restricted Subsidiaries (other than the Excluded Restricted Subsidiaries). The Subsidiary Guarantee of each Subsidiary Guarantor will be subordinated to the prior payment in full of all Senior Debt and will not be secured by any of the assets of the Subsidiary Guarantor. The obligations of each Subsidiary Guarantor under its Subsidiary Guarantee are and will be limited so as not to constitute a fraudulent conveyance under applicable law. See, however, "Risk Factors -- Fraudulent Transfer Risks."


    The Indenture provides that no Subsidiary Guarantor may consolidate with or merge with or into (whether or not such Subsidiary Guarantor is the surviving Person) another corporation, Person or entity whether or not affiliated with such Subsidiary Guarantor unless: (i) subject to the provisions of the following paragraph, the Person formed by or surviving any such consolidation or merger (if other than such Subsidiary Guarantor) assumes all the obligations of such Subsidiary Guarantor, pursuant to a supplemental indenture in form and substance reasonably satisfactory to the Trustee, under the Subsidiary Guarantee and the Indenture; (ii) immediately after giving effect to such transaction, no Default or Event of Default exists; and (iii) the Company would be permitted by virtue of the Company's pro forma Fixed Charge Coverage Ratio, immediately after giving effect to such transaction, to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the covenant described below under the caption "-- Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock." The requirements of clause (iii) of this paragraph will not apply in the case of a consolidation or merger of a Subsidiary Guarantor with or into the Company or another Subsidiary Guarantor.

    The Indenture provides that in the event of a sale or other disposition of all of the assets of any Subsidiary Guarantor, by way of merger, consolidation or otherwise, or a sale or other disposition of all of the Capital Stock of any Subsidiary Guarantor, then such Subsidiary Guarantor (in the event of a sale or other disposition, by way of such a merger, consolidation or otherwise, of all of the Capital Stock of such Subsidiary Guarantor) or the corporation acquiring the property (in the event of a sale or other disposition of all of the assets of such Subsidiary Guarantor) will be released and relieved of any obligations under its Subsidiary Guarantee; provided that the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the Indenture. See "-- Certain Covenants -- Asset Sales."

SUBORDINATION

    The payment of principal of, and premium, if any, interest and Liquidated Damages, if any, on, the Notes is and will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full in cash of all Senior Debt, whether outstanding on the date of the Indenture or thereafter incurred.

    Upon any distribution to creditors of the Company in a liquidation or dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property, an assignment for the benefit of creditors or any marshalling of the Company's assets and liabilities, the holders of Senior Debt will be entitled to receive payment in full in cash of all Obligations due in respect of such Senior Debt (including interest after the commencement of any such proceeding at the rate specified in the applicable Senior Debt whether or not allowable as a claim in any such proceeding) before the Holders of Notes will be entitled to receive any payment with respect to the Notes, and until all Obligations with respect to Senior Debt are paid in full, any distribution to which the Holders of Notes would be entitled shall be made to the holders of Senior Debt (except that Holders of Notes may receive Permitted Junior Securities and payments made from the trust described under "-- Legal Defeasance and Covenant Defeasance").

    The Company also may not make any payment upon or in respect of the Notes (except in Permitted Junior Securities or from the trust described under "-- Legal Defeasance and Covenant Defeasance") if (i) a default in the payment of the principal of, and premium, if any, or interest on, Senior Debt occurs and is continuing or (ii) any other default occurs and is continuing with respect to Senior Debt that permits holders of the Senior Debt as to which such default relates to accelerate its maturity and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the Company or the holders of any Designated Senior Debt. Payments on the Notes may and shall be resumed (a) in the case of a payment default, upon the date on which such default is cured or waived and (b) in case of a nonpayment default, on the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received, unless a payment default on any Senior Debt then exists. No new period of payment blockage may be commenced unless and until 365 days have elapsed since the delivery of the immediately prior Payment Blockage Notice. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such default shall have been cured or waived for a period of not less than 90 consecutive days.


    The Indenture further requires that the Company promptly notify holders of Senior Debt if payment of the Notes is accelerated because of an Event of Default.


    As a result of the subordination provisions described above, in the event of a liquidation or insolvency, Holders of Notes may recover less ratably than creditors of the Company who are holders of Senior Debt. As of June 30, 1997, on a pro forma basis giving effect to the application of the net proceeds from the Offering, no Senior Debt was outstanding (excluding $2.3 million in outstanding undrawn letters of credit). The Indenture does not limit, subject to the satisfaction of certain financial tests, the amount of additional Indebtedness, including Senior Debt, that the Company and its Subsidiaries can incur. See "-- Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock."

OPTIONAL REDEMPTION

    Except as set forth below, the Notes will not be redeemable at the Company's option prior to August 1, 2002. Thereafter, the Notes will be subject to redemption at any time at the option of the Company, in whole or in part, upon not less than 30 nor more than 90 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest and Liquidated Damages, if any, to the applicable redemption date, if redeemed during the twelve-month period beginning on August 1 of the years indicated below:

YEAR                                                           PERCENTAGE
-----                                                          ----------
2002  . . . . . . . . . . . . . . . . . . . . . . . . . . . .   105.188%
2003  . . . . . . . . . . . . . . . . . . . . . . . . . . . .   103.458%
2004  . . . . . . . . . . . . . . . . . . . . . . . . . . . .   101.729%
2005 and thereafter . . . . . . . . . . . . . . . . . . . . .   100.000%

    Notwithstanding the foregoing, at any time prior to August 4, 2000, the Company may on any one or more occasions redeem up to an aggregate of 35% of the original aggregate principal amount of Notes at a redemption price of 109.375% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, to the redemption date, with the net proceeds of one or more Equity Offerings; provided that at least 65% of the original aggregate principal amount of Notes remains outstanding immediately after any such redemption; and provided, further, that any such redemption shall occur within 90 days of the date of the closing of any such Equity Offering.

    If less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or, if the Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided that no Notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 90 days before the redemption date to each Holder of Notes to be redeemed at its registered address. Notices of redemption may not be conditional. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

CERTAIN COVENANTS

Change of Control

    Upon the occurrence of a Change of Control, each Holder of Notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such Holder's Notes pursuant to the offer described below (the "Change of Control Offer") at an offer price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase (the "Change of Control Payment"). For the definition of a Change of Control, see "Certain
Definitions" below.   Within 30 days following any Change of Control, the
Company will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the date specified in such notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the "Change of Control Payment Date"), pursuant to the procedures required by the Indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control.

    On the Change of Control Payment Date, the Company will, to the extent lawful, (i) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer, (ii) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered, and (iii) deliver or cause to be delivered to the Trustee for cancellation the Notes so accepted together with an Officer's Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Company. The Paying Agent will promptly mail to each Holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

    The Change of Control provisions described above will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.


    The Company may not have sufficient funds to redeem the Notes upon a Change of Control. In addition, the New Credit Facility may prohibit the Company from purchasing any Notes and may also provide that certain change of control events with respect to the Company would constitute a default thereunder. Any future credit agreements or other agreements relating to Senior Debt to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing Notes, then prior to purchasing the Notes in a Change of Control Offer, the Company shall either repay all outstanding Senior Debt that contains such prohibitions or obtain the requisite consents, if any, under all agreements governing such outstanding Senior Debt. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing Notes. In such case, the Company's failure to purchase all Notes validly tendered and not withdrawn under such Change of Control Offer would constitute an Event of Default under the Indenture which may, in turn, constitute a default under the New Credit Facility. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the Holders of Notes. See "Risk Factors -- Possible Default Upon Change of Control."


    The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company, including any requirement to repay in full any Senior Debt or obtain the consents of such lenders to such Change of Control Offer as set forth in the preceding paragraph, and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

    Pursuant to the terms of the Indenture, the Trustee does not have the right to waive the covenant relating to Holder's right to redress upon a "Change of Control."



    The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance, barter or other disposition of "all or substantially all" of the assets of the Company and its Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. However, a sale of "substantially all" the assets of the Company would require prior approval by the Board of Directors of the Company. Accordingly, the ability of a Holder of Notes to require the Company to repurchase such Notes as a result of a sale, lease, transfer, conveyance, barter or other disposition of less than all of the assets of the Parent or the Company and its Restricted Subsidiaries taken as a whole to another Person or group may be uncertain.



    Pursuant to the terms of the Indenture, the Trustee does not have the right to waive the Holder's right of repurchase upon a Change of Control.


Asset Sales

    The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless (i) the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value, as determined in good faith by the Company (evidenced by a resolution of the Board of Directors set forth in an Officer's Certificate delivered to the Trustee), of the assets or Equity Interests issued or sold or otherwise disposed of, and (ii) at least 75% of the consideration received therefor by the Company or such Restricted Subsidiary is in the form of (a) cash or Cash Equivalents, or (b) property or assets useful in the Company's or such Restricted Subsidiary's business or any business similar or reasonably related thereto, or (c) stock if the acquired entity becomes a Restricted Subsidiary and is engaged in a business similar or reasonably related to that of the Company or any Restricted Subsidiary; provided that the amount of (x) any liabilities (as shown on the Company's or such Restricted Subsidiary's most recent balance sheet) of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any guarantee thereof) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Company or such Restricted Subsidiary from further liability, and (y) any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash or Cash Equivalents (to the extent of the cash received) within 180 days following the closing of the Asset Sale, shall be deemed to be cash for purposes of this provision.

    Within 365 days after the receipt of any Net Proceeds from an Asset Sale, the Company may apply such Net Proceeds, at its option, (a) to repay permanently Senior Debt or Senior Debt of the Restricted Subsidiaries, or (b) to the acquisition of an interest in another business, the making of a capital expenditure or the acquisition of other long- term assets, in each case, in the same business as the Company or any Restricted Subsidiary or any business similar or reasonably related thereto. Pending the final application of any such Net Proceeds, the Company or the Restricted Subsidiaries, as the case may be, may temporarily reduce indebtedness under the New Credit Facility or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture. Any Net Proceeds from Asset Sales that are not applied or invested as provided in the first sentence of this paragraph will be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $5.0 million, the Company shall make an offer to all Holders of Notes (an "Asset Sale Offer") to purchase the maximum principal amount of Notes that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase, in accordance with the procedures set forth in the Indenture. If the aggregate principal amount of Notes tendered by Holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes to be purchased on a pro rata basis. If the aggregate principal amount of Notes tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for general corporate purposes. Upon completion of such offer to purchase, the amount of Excess Proceeds shall be reset at zero.

Restricted Payments

    The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly: (i) declare or pay any dividend or make any other payment or distribution on account of the Company's or any of its Restricted Subsidiaries' Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company) or to the direct or indirect holders of the Company's or any of its Restricted Subsidiaries' Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company), (ii) purchase, redeem or otherwise acquire or retire for value (including without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any direct or indirect parent of the Company, (other than any such Equity Interests owned by the Company or any Wholly-Owned Restricted Subsidiary of the Company), (iii) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the Notes, except a payment of interest or principal at Stated Maturity, or (iv) make any Restricted Investment (all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as "Restricted Payments"), unless, at the time of and after giving effect to such Restricted Payment:

    (a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

    (b) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption "-- Incurrence of Indebtedness and Issuance of Preferred Stock"; and

    (c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the date of the Indenture (excluding Restricted Payments permitted by clauses (ii), (iii) and (iv) of the next succeeding paragraph), is less than the sum of (i) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the Indenture to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus (ii) 100% of the aggregate net cash proceeds received by the Company since the date of the Indenture from
         (A) contributions to the Company's capital, and (B) the issue or sale of Equity Interests of the Company (other than Disqualified Stock) or of Disqualified Stock or debt securities of the Company that have been converted into such Equity Interests (other than Equity Interests (or Disqualified Stock or convertible debt securities) sold to a Restricted Subsidiary of the Company and other than Disqualified Stock or convertible debt securities that have been converted into Disqualified Stock), plus (iii) to the extent that any Restricted Investment that was made after the date of the Indenture is sold for cash or otherwise liquidated or repaid for cash, the lesser of (A) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any), and (B) the initial amount of such Restricted Investment, plus (iv) the aggregate amount of $5.0 million.

    The foregoing provisions did not and will not prohibit (i) the payment of the dividend of approximately $8.5 million to Parent with a portion of the net proceeds from the Offering, (ii) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture, (iii) the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness or Equity Interests of the Company in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of the Company) of, other Equity Interests of the Company (other than any Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause (c) (ii) of the preceding paragraph, (iv) the defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness, (v) the payment of any dividend by a Restricted Subsidiary of the Company to the holders of its common Equity Interests on a pro rata basis, (vi) the repurchase of any Indebtedness subordinated or pari passu in right of payment to the Notes at a purchase price not greater than 101% of the principal amount of such Indebtedness in the event of a Change of Control in accordance with provisions of the "Change of Control" covenant; provided that prior to or contemporaneously with such repurchase the Company has made the Change of Control Offer as provided in such covenant with respect to the Notes and has repurchased all Notes validly tendered for payment and not withdrawn in connection with such Change of Control Offer, (vii) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Restricted Subsidiary of the Company held by any current or former employee or director of the Company (or any of its Restricted Subsidiaries) pursuant to any management equity subscription agreement or stock option agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed $1.0 million in any twelve month period or $5.0 million in total and no Default or Event of Default shall have occurred and be continuing immediately after such transaction, (viii) any loans, advances, distributions from the Company to any Restricted Subsidiary, or any loans, advances, distributions or payments by a Restricted Subsidiary to the Company or to another Restricted Subsidiary, in each case pursuant to intercompany Indebtedness, intercompany management agreements and other intercompany agreements and obligations entered into in the ordinary course of business, including reasonable advisory and service fees and any indemnity obligations, (ix) if Parent files tax returns which include the Company, payments to Parent under any customary and reasonable tax sharing arrangement, and (x) payments to Parent, not to exceed $100,000 in any 12-month period, in respect of customary and reasonable accounting, legal or other professional or administrative expenses or reimbursements for franchise or similar taxes and governmental charges incurred which relate to the business, operations or finances of the Company or Restricted Subsidiary and in respect of fees, offering costs and related expenses associated with any future registration statements filed with the Commission and subsequent ongoing public reporting requirements.

    The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any non-cash Restricted Payment shall be determined by the Board of Directors whose resolution with respect thereto shall be delivered to the Trustee. Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an Officer's Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required under the covenant described in "-- Restricted Payments" were computed.

Incurrence of Indebtedness and Issuance of Preferred Stock

    The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Debt) and that the Company will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of Disqualified Stock; provided that the Company may incur Indebtedness (including Acquired Debt) or issue shares of Disqualified Stock and may permit any Restricted Subsidiary to incur any Indebtedness (including Acquired Debt) or issue shares of Disqualified Stock if the Fixed Charge Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 2.0 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period.

    The provisions of the first paragraph of this covenant will not apply to the incurrence of any of the following items of Indebtedness (collectively, "Permitted Debt"):

    (i) the incurrence by the Company of Indebtedness and letters of credit (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and its Subsidiaries thereunder) under the New Credit Facility (or pursuant to any successor facility, which successor facility need not constitute Permitted Refinancing Indebtedness), along with any Guarantee thereof by any of the Restricted Subsidiaries, up to an amount at any time incurred equal to the greater of (a) $25 million, less the aggregate amount of all Net Proceeds of Asset Sales applied to permanently repay any such Indebtedness or, in the case of any such revolving Indebtedness, permanently reduce commitments therefor pursuant to the covenant described above under the caption

"-- Asset Sales" or (b) the sum of 85% of the Company's consolidated accounts receivable and 60% of its consolidated inventory, in each case, from time to time, as determined in accordance with GAAP;

    (ii) the incurrence by the Company or any of its Restricted Subsidiaries of Hedging Obligations that are incurred for the purpose of fixing or hedging interest rate risk with respect to any floating rate Indebtedness that is permitted by the terms of this Indenture to be outstanding or that are incurred by the Company or any of its Restricted Subsidiaries to protect against currency exchange rate risk in the conduct of its operations;

    (iii) the incurrence by the Company and its Restricted Subsidiaries of the Existing Indebtedness;

    (iv) the incurrence by the Company of Indebtedness represented by the Notes and the incurrence by the Subsidiary Guarantors of Indebtedness represented by the Subsidiary Guarantees;

    (v) the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness that was permitted by the Indenture to be incurred;

    (vi) the incurrence of Indebtedness in respect of performance bonds or surety or appeal bonds in the ordinary course of business;

    (vii) the incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness between or among the Company and any of its Wholly-Owned Restricted Subsidiaries; provided that (a) if the Company is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Notes and if a Subsidiary Guarantor is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Subsidiary Guarantees and (b)(1) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Wholly-Owned Restricted Subsidiary and (2) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Wholly-Owned Restricted Subsidiary shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be;

    (viii) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvements of property used in the business of the Company or such Restricted Subsidiaries, in an aggregate principal amount not to exceed $7.5 million at any time outstanding;

    (ix) the incurrence by the Company or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any other additional Indebtedness incurred pursuant to this clause (ix), not to exceed $10 million; and

    (x) the incurrence of Indebtedness by any Restricted Subsidiary pursuant to a Guarantee of Indebtedness permitted to be incurred.

    For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (i) through (x) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company shall, in its sole discretion, classify such item of Indebtedness in any manner that complies with this covenant and such item of Indebtedness will be treated as having been incurred pursuant to only one of such clauses or pursuant to the first paragraph hereof. Any Indebtedness that may be incurred pursuant to this covenant may be incurred under the New Credit Facility. Accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Indebtedness will not be deemed to be an incurrence of Indebtedness for purposes of this covenant.

Liens

    The Indenture provides that neither the Company nor any of its Restricted Subsidiaries will, directly or indirectly, create, incur, assume or suffer to exist any Lien (except Permitted Liens) on any asset now owned or hereafter acquired, or any income or profits therefrom or assign or convey any right to receive income therefrom, unless the Notes are equally and ratably secured with the obligation or liability secured by such Lien until such time as such obligations are no longer secured by a Lien.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

    The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to (i)(a) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits, or (b) pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries, (ii) make loans or advances to the Company or any of its Restricted Subsidiaries, or (iii) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries, except for such encumbrances or restrictions existing under or by reason of (a) Existing Indebtedness, (b) the New Credit Facility and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are no more restrictive in the aggregate with respect to such dividend and other payment restrictions than those contained in the New Credit Facility (or any successor facility thereof), (c) the Indenture, the Notes and the Subsidiary Guarantees, (d) applicable law, (e) any instrument regarding the sale, lease or purchase of any asset or governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred, (f) by reason of customary non-assignment provisions in licenses or leases entered into in the ordinary course of business and consistent with past practices, (g) mortgages or other purchase money obligations or Capital Lease Obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (iii) above on the property so acquired, (h) contracts for the sale of assets, including restrictions with respect to a Restricted Subsidiary under an agreement for the sale or disposition of all the stock or assets of such Restricted Subsidiary, or (i) Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive in the aggregate than those contained in the agreements governing the Indebtedness being refinanced.

Limitation on Layering Debt

    The Indenture provides that the Company will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Senior Debt and senior in any respect in right of payment to the Notes. In addition, the Indenture provides that each of the Subsidiary Guarantors will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Senior Debt of the Subsidiary Guarantor and senior in any respect in right of payment to its Subsidiary Guarantee.

Additional Subsidiary Guarantees

    The Indenture provides that if any entity (other than an Excluded Restricted Subsidiary) shall become a Restricted Subsidiary after the date of the Indenture, then such Restricted Subsidiary shall execute a Subsidiary Guarantee and deliver an Opinion of Counsel with respect thereto, in accordance with the terms of the Indenture.

Unrestricted Subsidiaries

    The Board of Directors may designate any Subsidiary (including any Restricted Subsidiary or any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary so long as: (i) neither the Company nor any Restricted





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Subsidiary is directly or indirectly liable for any Indebtedness of such
Subsidiary, (ii) no default with respect to any Indebtedness of such Subsidiary would permit (upon notice, lapse of time or otherwise) any holder of any other Indebtedness of the Company or any Restricted Subsidiary to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity, (iii) any Investment in such Subsidiary deemed to be made as a result of designating such Subsidiary an Unrestricted Subsidiary will not violate the provisions of the covenant entitled "Restricted Payments," (iv) neither the Company nor any Restricted Subsidiary has a contract, agreement, arrangement, understanding or obligation of any kind, whether written or oral, with such Subsidiary other than (A) those that might be obtained at the time from Persons who are not Affiliates of the Company or
(B) administrative, tax sharing and other ordinary course contracts, agreements, arrangements and understandings or obligations entered into in the ordinary course of business, and (v) neither the Company nor any Restricted Subsidiary has any obligation to subscribe for additional shares of Capital Stock or other Equity Interests in such Subsidiary, or to maintain or preserve such Subsidiary's financial condition or to cause such Subsidiary to achieve certain levels of operating results other than as permitted under the covenant entitled "Restricted Payments." Notwithstanding the foregoing, the Company may not designate as an Unrestricted Subsidiary any Subsidiary which, on the date of the Indenture, is a Significant Subsidiary, and may not sell, transfer or otherwise dispose of any properties or assets of any such Significant Subsidiary to an Unrestricted Subsidiary, other than in the ordinary course of business. Any Investment made by the Company or any Restricted Subsidiary which is designated from a Restricted Subsidiary to an Unrestricted Subsidiary shall thereafter be considered as having been a Restricted Payment (to the extent not previously included as a Restricted Payment) made on the day such Subsidiary is designated an Unrestricted Subsidiary in the amount of the greater of (i) the fair market value (as determined by the Board of Directors of the Company in good faith) of the Equity Interests of such Subsidiary held by the Company and its Restricted Subsidiaries on such date, and (ii) the amount of the Investments determined in accordance with GAAP made by the Company and any of its Restricted Subsidiaries in such Subsidiary.

    The Board of Directors may designate any Unrestricted Subsidiary as a Restricted Subsidiary; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (i) such Indebtedness is permitted under the covenant described in "-- Incurrence of Indebtedness and Issuance of Preferred Stock" covenant, and
(ii) no Default or Event of Default would occur as a result of such designation.

Transactions with Affiliates

    The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), unless (i) such Affiliate Transaction is on terms that are at least as favorable as those that could reasonably be expected to be obtained by the Company or the relevant Restricted Subsidiary in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person, and (ii) the Company delivers to the Trustee (a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $1.0 million, a resolution of the Board of Directors set forth in an Officer's Certificate certifying that such Affiliate Transaction complies with clause (i) above and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors, and (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, an opinion as to the fairness to the Company of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing; provided that the following shall not be deemed to be Affiliate Transactions: (u) any employment agreement entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business and consistent with the past practice of the Company or such Restricted Subsidiary, (v) transactions between or among the Company and/or its Restricted Subsidiaries; (w) Restricted Payments that are permitted by the provisions of the Indenture described above under the caption "-- Restricted Payments", (x) reasonable and customary fees paid by the Company or such Restricted Subsidiary to members of their respective Boards of Directors, (y) transactions or agreements existing as of the date of the Indenture, including those described under "Related Transactions", and (z) reasonable and customary grants of stock, stock options or other Equity Interests to employees and directors of the Company in accordance with duly adopted stock grant, stock option and similar plans.





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
Reports

    The Indenture provides that, whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, the Company will furnish to the Holders of Notes (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by the Company's certified independent auditors and (ii) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports. In addition, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information and reports with the Commission for public availability (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the Company has agreed that, for so long as any Old Notes remain outstanding, it will furnish to the Holders and to prospective purchasers designated by such Holders, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Merger; Consolidation or Sale of Assets

    The Indenture provides that the Company will not consolidate or merge with or into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another corporation, Person or entity unless (i) the Company is the surviving corporation or the entity or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia, (ii) the entity or Person formed by or surviving any such consolidation or merger (if other than the Company) or the entity or Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Company under the Notes and the Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee, (iii) immediately after such transaction no Default or Event of Default exists, and
(iv) except in the case of a merger of the Company with or into a Wholly-Owned Restricted Subsidiary of the Company, the Company or the entity or Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made (a) will have Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of the Company immediately preceding the transaction, and (b) will, after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption "-- Incurrence of Indebtedness and Issuance of Preferred Stock."

EVENTS OF DEFAULT AND REMEDIES

    The Indenture provides that each of the following constitutes an Event of
Default: (i) default for 30 days in the payment when due of interest on, or Liquidated Damages with respect to, the Notes (whether or not prohibited by the subordination provisions of the Indenture), (ii) default in payment when due of the principal of or premium, if any, on the Notes (whether or not prohibited by the subordination provisions of the Indenture), (iii) failure by the Company to comply with the provisions described under the captions "-- Certain Covenants -- Change of Control," "-- Asset Sales," or "-- Merger; Consolidation or Sale of Assets," (iv) failure by the Company for 30 days after written notice from the Trustee or the Holders of at least 30% in principal amount of the then outstanding Notes to comply with the provisions described under the captions, "-- Restricted Payments" or "-- Incurrence of Indebtedness and Issuance of Preferred Stock", (v) failure by the Company for 60 days after written notice from the Trustee or Holders of 30% in principal amount of the then outstanding Notes to comply with any of its other agreements in the Indenture or the Notes,
(vi) except as permitted by the Indenture, any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Subsidiary Guarantor, or any Person acting on behalf of any Subsidiary Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee, (vii) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of





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
its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the Issue Date, which default (a) is caused by a failure to pay principal when due at final stated maturity (a "Payment Default"), or (b) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $7.5 million or more, (viii) failure by the Company or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of $7.5 million, which judgments are not paid, discharged or stayed for a period of 60 days, and (ix) certain events of bankruptcy or insolvency with respect to the Company or any of its Significant Subsidiaries.

    If any Event of Default occurs and is continuing (other than certain events of bankruptcy and insolvency), the Trustee or the Holders of at least 30% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable by notice in writing to the Company and the Trustee specifying the respective Event of Default and that it is a notice of acceleration (the "Acceleration Notice"), and the same (i) shall become immediately due and payable, or (ii) if there are any amounts outstanding under the New Credit Facility, shall become immediately due and payable upon the first to occur of an acceleration under the New Credit Facility or five Business Days after receipt by the Company and the Representative under the New Credit Facility of such Acceleration Notice but only if such Event of Default is then continuing. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, any Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding Notes will become due and payable without declaration or other action or notice. Holders of the Notes may not enforce the Indenture or the Notes, except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. In the event of a declaration of acceleration of the Notes because an Event of Default has occurred and is continuing as a result of the acceleration of any Indebtedness described in clause (vii) of the preceding paragraph, the declaration of acceleration of the Notes shall be automatically annulled if the holders of any Indebtedness described in clause
(vii) have rescinded the declaration of acceleration in respect of such Indebtedness within 30 days of the date of such declaration and if (i) the annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction, and (ii) all existing Events of Default, except nonpayment of principal or interest or Liquidated Damages on the Notes that became due solely because of the acceleration of the Notes, have been cured or waived. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

    In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the Notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Notes. If an Event of Default occurs prior to August 1, 2002, by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding the prohibition on redemption of the Notes prior to August 1, 2002, then the premium specified in the Indenture shall also become immediately due and payable to the extent permitted by law upon the acceleration of the Notes.

    The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the Notes.

    The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

    No director, officer, employee, incorporator or stockholder of the Company or any Restricted Subsidiary, as such, shall have any liability for any obligations of the Company or any Restricted Subsidiary under the Notes, the Indenture or any Subsidiary Guarantee or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

    The Company and the Subsidiary Guarantors may, at their option and at any time, elect to have all of their obligations discharged with respect to the outstanding Notes and Subsidiary Guarantees ("Legal Defeasance") except for (i) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest and Liquidated Damages on such Notes when such payments are due from the trust referred to below, (ii) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith, and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

    In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, interest and Liquidated Damages, if any, on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date, (ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling, or (b) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred, (iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred,
(iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit, (v) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under the New Credit Facility or any other material agreement or instrument (other than the Indenture) to which the Company or any of its Restricted Subsidiaries is a party or by which the Company or any of its Restricted Subsidiaries is bound, (vi) the Company must deliver to the Trustee an Officer's Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others, and (vii) the Company must deliver to the Trustee an Officer's Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

TRANSFER AND EXCHANGE

    A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not





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required to transfer or exchange any Note selected for redemption. Also, the
Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

    The registered Holder of a Note will be treated as the owner of it for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

    Except as provided in the next two succeeding paragraphs, the Indenture or the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for Notes).

    Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder): (i) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under the caption "-- Certain Covenants -- Change of Control" and "-- Asset Sales"),
(iii) reduce the rate of or change the time for payment of interest on any Note, (iv) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration), (v) make any Note payable in money other than that stated in the Notes, (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of or premium, if any, or interest on the Notes,
(vii) waive a redemption payment with respect to any Note (other than a payment required by the covenants described above under the captions "-- Certain Covenants -- Change of Control" and "-- Asset Sales"), or (viii) make any change in the foregoing amendment and waiver provisions. In addition, any amendment to the provisions of Article 11 of the Indenture (which relate to subordination) will require the consent of the Holders of at least 66 2/3% in aggregate principal amount of the Notes then outstanding if such amendment would adversely affect the rights of Holders of Notes.

    Notwithstanding the foregoing, without the consent of any Holder of Notes, the Company and the Trustee may amend or supplement the Indenture or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of Certificated Notes, to provide for the assumption of the Company's obligations to Holders of Notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not adversely affect the legal rights under the Indenture of any such Holder, or to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

CONCERNING THE TRUSTEE

    The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

    The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

ADDITIONAL INFORMATION

    Anyone who receives this Prospectus may obtain a copy of the Indenture without charge by writing to HydroChem Industrial Services, Inc., 6210 Rothway, Houston, Texas 77040, Attention: Chief Financial Officer.

BOOK-ENTRY, DELIVERY AND FORM

    The Old Notes have been, and the New Notes initially will be, issued in the form of a Global Note (the "Global Note"). The Global Note will be deposited with, or on behalf of, DTC and registered in the name of DTC or its nominee. Except as set forth below, the Global Note may be transferred, in whole or in part, only to DTC or another nominee of DTC. Investors may hold their beneficial interest in the Global Note directly through DTC if they are participants in such system or indirectly through organizations which are participants in such system.

    DTC is a limited-purpose trust company that was created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the Initial Purchaser), banks and trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or Indirect Participants.

    Upon the issuance of the Global Note, DTC will credit the accounts of Participants designated by the Trustee with portions of the principal amount of the Global Note. Ownership of the Notes evidenced by the Global Note will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the interest of Participant), the Participants and the Indirect Participants. Prospective purchasers are advised that the laws of some states require that certain persons take physical delivery in definitive form of securities they own. Consequently, the ability to transfer Notes evidenced by the Global Note will be limited to such extent.

    So long as the nominee of DTC is the registered owner or holder of any Notes, such nominee will be considered the sole owner or Holder under the Indenture of any Notes evidenced by the Global Note. Beneficial owners of Notes evidenced by the Global Note will not be considered the owners or Holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee thereunder. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records of DTC or for maintaining, supervising or reviewing any records of DTC relating to the Notes. No beneficial owner of an interest in any Global Note will be able to transfer that interest except in accordance with DTC's procedures in addition to those provided for under the Indenture.

    Payments in respect of the principal of, premium, if any, interest and Liquidated Damages, if any, on, any Notes registered in the name of the nominee of DTC on the applicable record date will be payable by the Trustee to or at the direction of DTC or its nominee in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the person in whose names Notes, including the Global Note, are registered as the owners thereof for the purpose of receiving such payments. Consequently, neither the Company, the Trustee nor any paying agent of the Company has or will have any responsibility or liability for the payment of such amounts to beneficial owners of Notes (including principal, premium, if any, interest and Liquidated Damages, if any). The Company believes, however, that it is currently the policy of DTC or its nominee, to immediately credit the accounts of the relevant Participants with such payments, in amounts proportionate to their respective holdings of beneficial interests in the relevant security as shown on the records of DTC or its nominee. Payments by the Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practice and will be the responsibility of the Participants or the Indirect Participants.

    The laws of some states require that certain persons take physical delivery in definitive, certificated form of securities that they own. This may limit or curtail the ability to transfer beneficial interests in the Global Note to such persons. Because DTC can act only on behalf of Participants, which in turn act on behalf of other parties, the ability of a person having a beneficial interest in the Global Note to pledge such interest to persons or entities that are not





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Participants in DTC, or to otherwise take actions in respect of such interests, may be affected by the lack of physical certificates evidencing such interests.

CERTIFICATED NOTES

    If (i) the Company notifies the Trustee in writing that DTC or its nominee is no longer willing or able to act as a depository and the Company is unable to locate a qualified successor within 90 days, or (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Notes in the form of Certificated Securities under the Indenture, then, upon surrender by DTC or its nominee of the Global Note, Notes in such form will be issued to each person that DTC or its nominee identify as being the beneficial owner of the corresponding Notes.

    Neither the Company nor the Trustee will be liable for any delay by a holder of a Global Note or DTC or its nominee in identifying the beneficial owners of Notes and the Company and the Trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee for all purposes.

REGISTRATION RIGHTS; LIQUIDATED DAMAGES

    In connection with the Offering of the Old Notes, the Company, HII and the Initial Purchaser entered into the Registration Rights Agreement whereby the Company and HII agreed to file with the Commission the registration statement, of which this Prospectus is a part, under the Securities Act with respect to the New Notes (the "Exchange Offer Registration Statement"). The Registration Rights Agreement provides that, if (i) the Company is not required to file the Exchange Offer Registration Statement or permitted to consummate the Exchange Offer because the Exchange Offer is not permitted by applicable law or Commission policy, or (ii) any Holder of Transfer Restricted Securities notifies the Company within the specified time period that (a) it is prohibited by law or Commission policy from participating in the Exchange Offer, or (b) that it may not resell the New Notes acquired by it in the Exchange Offer to the public without delivering a prospectus and the prospectus contained in the Exchange Offer Registration Statement is not appropriate or available for such resales, or (c) that it is a broker-dealer and owns Notes acquired directly from the Company or an Affiliate of the Company, the Company and HII will file with the SEC a shelf registration statement (the "Shelf Registration Statement") to cover resales of the Old Notes by the Holders thereof who satisfy certain conditions relating to the provision of information in connection with the Shelf Registration Statement. For purposes of the foregoing, "Transfer Restricted Securities" means each Note until (i) the date on which such Note has been exchanged by a person other than a restricted broker-dealer for a New Note in the Exchange Offer, (ii) the date on which such Note has been disposed of in accordance with the Shelf Registration Statement,
(iii) the date on which such Note has been disposed of in accordance with the provisions under "Plan of Distribution" (including delivery of the Prospectus contained therein), or (iv) the date on which such Note is distributed to the public pursuant to Rule 144 under the Securities Act or otherwise saleable under Rule 144(k).

    The Registration Rights Agreement provides that (i) the Company and HII will file an Exchange Offer Registration Statement with the SEC on or prior to 60 days after the Issue Date, (ii) the Company and HII will use their reasonable best efforts to have the Exchange Offer Registration Statement declared effective by the SEC on or prior to 120 days after the Issue Date,
(iii) unless the Exchange Offer would not be permitted by applicable law or SEC policy, the Company and HII will commence the Exchange Offer and use their reasonable best efforts to issue on or prior to 30 Business Days after the date on which the Exchange Offer Registration Statement was declared effective by the SEC, New Notes in exchange for Old Notes tendered prior thereto in the Exchange Offer, and (iv) if obligated to file the Shelf Registration Statement, the Company and HII will use their reasonable best efforts to file the Shelf Registration Statement with the SEC on or prior to 60 days after such filing obligation arises and to cause the Shelf Registration Statement to be declared effective by the SEC on or prior to 120 days after such filing obligation arises. If (a) the Company or HII fails to file any of the Registration Statements required by the Registration Rights Agreement on or before the date specified for such filing, (b) any of such Registration Statements is not declared effective by the SEC on or prior to the date specified for such effectiveness (the "Effectiveness Target Date"), (c) the Company or HII fails to consummate the Exchange Offer within 30 Business Days of the Effectiveness Target Date with respect to the Exchange Offer Registration Statement, or (d) the Shelf Registration Statement or the Exchange Offer Registration Statement is declared effective but thereafter ceases to be effective or usable in connection with resales of Transfer Restricted Securities during the periods specified in the Registration Rights Agreement (each such event referred to in clauses (a) through (d) above a "Registration Default"), then the





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Company and HII, jointly and severally, will pay Liquidated Damages to each
Holder of Notes, with respect to the first 90-day period immediately following the occurrence of such Registration Default in an amount equal to $.0481 per week per $1,000 principal amount of Transfer Restricted Securities held by such Holder. The amount of the Liquidated Damages will increase by an additional $.0481 per week per $1,000 principal amount of Transfer Restricted Securities with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of Liquidated Damages of $.1924 per week per $1,000 principal amount of Transfer Restricted Securities. All accrued Liquidated Damages will be paid by the Company to the Global Note Holder by wire transfer of immediately available funds or by federal funds check and to Holders of Certificated Securities by wire transfer to the accounts specified by them or by mailing checks to their registered addresses if no such accounts have been specified. Following the cure of all Registration Defaults, the accrual of Liquidated Damages will cease.

    Holders of Old Notes will be required to make certain representations to the Company and HII (as described in the Registration Rights Agreement) in order to participate in the Exchange Offer and will be required to deliver information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time periods set forth in the Registration Rights Agreement in order to have their Old Notes included in the Shelf Registration Statement and benefit from the provisions regarding Liquidated Damages set forth above.

CERTAIN DEFINITIONS

    Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

    "Acquired Debt" means (i) Indebtedness of any Person existing at the time such Person became a Restricted Subsidiary or is merged with or into the Company or a Restricted Subsidiary, including, without limitation, Indebtedness incurred in connection with, or in contemplation of such other Person becoming a Restricted Subsidiary or merging with or into the Company or a Restricted Subsidiary, and (ii) Indebtedness secured by a Lien encumbering any asset acquired by the Company or any Restricted Subsidiary.

    "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that, with respect to Parent and the Company only, beneficial ownership of 10% or more of the voting securities of Parent or the Company shall be deemed to be control.

    "Asset Sale" means (i) the sale, lease, conveyance or other disposition of any assets (including, without limitation, by way of a sale and leaseback) other than sales or dispositions of Cash Equivalents and inventory in the ordinary course of business (provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption "-- Certain Covenants -- Change of Control" and/or the provisions described above under the caption "-- Certain Covenants -- Merger, Consolidation or Sale of Assets" and not by the provisions of the Asset Sale covenant), and (ii) the issue or sale by the Company or any of its Restricted Subsidiaries of Equity Interests of any of the Company's Restricted Subsidiaries, in the case of either clause (i) or (ii), whether in a single transaction or a series of related transactions (a) that have a fair market value in excess of $2.0 million or (b) for net proceeds in excess of $2.0 million. Notwithstanding the foregoing: (i) a transfer of assets by the Company to a Wholly-Owned Restricted Subsidiary or by a Wholly-Owned Restricted Subsidiary to the Company or to another Wholly-Owned Restricted Subsidiary,
(ii) an issuance of Equity Interests by a Wholly-Owned Restricted Subsidiary to the Company or to another Wholly-Owned Restricted Subsidiary, and (iii) a Restricted Payment that is permitted by the covenant described above under the caption "-- Certain Covenants -- Restricted Payments" will not be deemed to be Asset Sales. Notwithstanding the foregoing, "Asset Sale" does not include any sale lease, conveyance or other transfer or disposal of all or any part of the assets of HII's Singapore branch, having a cumulative value not to exceed $2.5 million, in exchange for any combination of cash, Cash Equivalents, assets or Equity Interests in a Person having operations in Southeast Asia; provided that if assets or Equity Interests are received in connection with such disposition, such assets must be useful in, or the Person whose





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Equity Interests are received must be in, the Company's or HII's business or any business similar or reasonably related thereto.

    "Capital Lease Obligation" means, at the time any determination thereof is to be made, the discounted present value of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet of such Person in accordance with GAAP.

    "Capital Stock" means (i) in the case of a corporation, corporate stock,
(ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited), and
(iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

    "Cash Equivalents" means (i) United States dollars or foreign currency that is readily exchangeable into United States dollars, (ii) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof having maturities of not more than 12 months from the date of acquisition, (iii) certificates of deposit and Eurodollar time deposits with maturities of 12 months or less from the date of acquisition, bankers' acceptances with maturities not exceeding 12 months and overnight bank deposits, in each case with any domestic commercial bank having capital and surplus in excess of $500 million and a Keefe Bank Watch Rating of "B" or better, (iv) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (ii) and (iii) above entered into with any financial institution meeting the qualifications specified in clause (iii) above, and (v) commercial paper having the highest rating obtainable from Moody's Investors Service, Inc. or Standard & Poor's Corporation and in each case maturing within 12 months after the date of acquisition.

    "Change of Control" means the occurrence of any of the following events:
(i) the sale, lease, transfer, conveyance, barter or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of Parent or the Company and its Restricted Subsidiaries taken as a whole to any "person" (as such term is used in Section 13(d)(3) of the Exchange Act) other than the Principals or their Related Parties (as defined below), (ii) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" (as defined above), other than the Principals and their Related Parties, becomes the "beneficial owner" (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that a person shall be deemed to have "beneficial ownership" of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition), directly or indirectly, of more than 50% of the Voting Stock of Parent or the Company (measured by voting power rather than number of shares),
(iii) the first day on which a majority of the members of the Board of Directors of Parent or the Company are not Continuing Directors, or (iv) Parent or the Company consolidates with, or merges with or into, any Person (other than a consolidation or merger of the Parent and the Company) or any Person consolidates with, or merges with or into, Parent or the Company, pursuant to a transaction in which any of the outstanding Voting Stock of Parent or the Company is converted into or exchanged for cash, securities or other property, other than any such transaction where the majority of the members of the Board of Directors of such Person are Continuing Directors.

    "Consolidated Cash Flow" means, with respect to the Company for any period, the Consolidated Net Income of the Company and its Restricted Subsidiaries for such period plus (i) an amount equal to any extraordinary loss, extraordinary provision or provision for restructuring operations plus any net loss realized in connection with an Asset Sale (to the extent such losses were deducted in computing such Consolidated Net Income), plus (ii) provision for taxes based on income or profits of the Company and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was included in computing such Consolidated Net Income, plus (iii) consolidated interest expense of the Company and its Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income, plus (iv) depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization





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of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of the Company and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income minus (v) non-cash write-ups increasing such Consolidated Net Income for such period, in each case, on a consolidated basis and determined in accordance with GAAP; provided that Consolidated Net Income shall exclude the impact of foreign currency translations. Notwithstanding the foregoing, the provision for taxes on the income or profits of, and the depreciation and amortization and other non-cash charges of, a Restricted Subsidiary of the referenced Person shall be added to Consolidated Net Income to compute Consolidated Cash Flow only to the extent that a corresponding amount would be permitted at the date of determination to be distributed to the Company by such Restricted Subsidiary either (i) without prior governmental approval or (ii) with governmental approval that has been obtained or that could readily and reasonably be obtained, and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.

    "Consolidated Net Income" means, with respect to the Company for any period, the aggregate of the Net Income of the Company and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP and excluding any extraordinary loss that will be incurred as a result of the application of the net proceeds from the issuance of the Notes; provided that (i) the Net Income (but excluding, in all events, any loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referenced Person or a Wholly-Owned Restricted Subsidiary thereof, (ii) the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (unless such governmental approval could be readily and reasonably obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its stockholders, (iii) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded, and (iv) the cumulative effect of a change in accounting principles shall be excluded.

    "Consolidated Net Worth" means, with respect to any Person as of any date, the sum of (i) the consolidated equity of the common stockholders of such Person and its consolidated Subsidiaries as of such date plus (ii) the respective amounts reported on such Person's balance sheet as of such date with respect to any series of preferred stock (other than Disqualified Stock) that by its terms is not entitled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any cash received by such Person upon issuance of such preferred stock, less (x) all write-ups (other than write-ups resulting from foreign currency translations and write-ups of tangible assets of a going concern business made within 12 months after the acquisition of such business) subsequent to the date of the Indenture in the book value of any asset owned by such Person or a consolidated Subsidiary of such Person, (y) all investments as of such date in unconsolidated Subsidiaries and in Persons that are not Subsidiaries (except, in each case, Permitted Investments), and (z) all unamortized debt discount and expense and unamortized deferred charges, excluding goodwill and other purchased intangibles, as of such date, all of the foregoing determined in accordance with GAAP.

    "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of the Company or the Parent who (i) was a member of such Board of Directors on the date of the Indenture, (ii) was nominated for election or elected to such Board of Directors pursuant to the Stockholders' Agreement at any time or from time to time, or (iii) was nominated or elected by a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

    "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

    "Designated Senior Debt" means (i) any Indebtedness outstanding under the New Credit Facility and (ii) any other Senior Debt permitted under the Indenture, the principal amount of which is $25.0 million or more and that has been designated by the Company as "Designated Senior Debt" pursuant to the terms of the Indenture.





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
    "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the Holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature; provided that Capital Stock issued to employees pursuant to agreements providing that the employee may require the Company to repurchase such Capital Stock in certain circumstances shall not be deemed to be Disqualified Stock if such agreements provide that the repurchase rights are subject to the limitations on such repurchases set forth in the covenant entitled "-- Restricted Payments."

    "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

    "Equity Offering" means a public or private offering of the Capital Stock of the Company, Parent or any Subsidiary of the Company or Parent.

    "Existing Indebtedness" means up to $3.0 million in aggregate principal amount of Indebtedness (including outstanding undrawn letters of credit) of the Company and its Restricted Subsidiaries in existence on the date of the Indenture after application of the net proceeds from the Offering of the Notes, until such amounts are repaid.

    "Excluded Restricted Subsidiary" means any Wholly-Owned Restricted Subsidiary principally engaged in a business similar to that of the Company or any of its Restricted Subsidiaries or any business reasonably related thereto and domiciled outside the United States of America so long as the issuance of a Subsidiary Guarantee by such Subsidiary would, as determined in a resolution of the Board of Directors (based on written advice from an independent accounting firm of national standing) set forth in an Officers' Certificate delivered to the Trustee, create a material tax disadvantage.

    "Fixed Charges" means, with respect to the Company for any period, the sum, without duplication, of (i) the consolidated interest expense of the Company and its Restricted Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations), and
(ii) the consolidated interest expense of the Company and its Restricted Subsidiaries that was capitalized during such period, and (iii) any interest expense on Indebtedness of another Person that is Guaranteed by the Company or one of its Restricted Subsidiaries or secured by a Lien on assets of the Company or one of its Restricted Subsidiaries (whether or not such Guarantee or Lien is called upon), and (iv) the product of (a) all dividend payments, whether or not in cash, on any series of preferred stock of the Company or any of its Restricted Subsidiaries, other than dividend payments on Equity Interests payable solely in Equity Interests of the Company and dividend payments from Restricted Subsidiaries to the Company, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of the Company, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

    "Fixed Charge Coverage Ratio" means with respect to the Company for any period, the ratio of the Consolidated Cash Flow of the Company for such period to the Fixed Charges of the Company for such period. In the event that the Company or any of its Restricted Subsidiaries incurs, assumes, Guarantees or redeems any Indebtedness (other than revolving credit borrowings) or issues preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, Guarantee or redemption of Indebtedness, or such issuance or redemption of preferred stock, as if the same had occurred at the beginning of the applicable four-quarter reference period. In addition, for purposes of making the computation referred to above, (i) acquisitions that have been made by the Company or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be deemed to have occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period shall be calculated without giving effect to clause (iii) of the proviso set forth in the definition of Consolidated Net Income,





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and (ii) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, and (iii) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the Company or any of its Restricted Subsidiaries following the Calculation Date.

    "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the Indenture; provided, that all reports and other financial information provided by the Company to the Holders, the Trustee and/or the Commission shall be prepared in accordance with GAAP, as in effect on the date of such report or other financial information.

    "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

    "Hedging Obligations" means, with respect to any Person, the obligations of such Person under (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements, (ii) other agreements or arrangements designed to protect such Person against fluctuations in interest rates, or (iii) agreements or arrangements designed to protect such Person against fluctuations in foreign currency exchange rates in the conduct of its operations.

    "Indebtedness" means, with respect to any Person, any indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or, without double counting, reimbursement agreements in respect thereof) or bankers' acceptances or representing Capital Lease Obligations or the balance deferred and unpaid of the purchase price of any property or representing any Hedging Obligations, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, as well as all indebtedness of others secured by a Lien on any asset of such Person (whether or not such indebtedness is assumed by such Person) and, to the extent not otherwise included, the Guarantee by such Person of any indebtedness of any other Person.

    "Initial Purchaser" means Donaldson, Lufkin & Jenrette Securities
Corporation.

    "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including guarantees of Indebtedness or other obligations), advances or capital contributions (excluding any advances to customers and any commission, travel, moving, relocation or similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Restricted Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption "Certain Covenants -- Restricted Payments."

    "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction) (other than with respect to an operating lease).





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
    "Net Income" means, with respect to the Company, the net income or loss of the Company and its Restricted Subsidiaries, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however, (i) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with (a) any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions), or (b) the disposition of any securities by the Company or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of the Company or any of its Restricted Subsidiaries, and (ii) any extraordinary or nonrecurring gain (but not loss), together with any related provision for taxes on such extraordinary or nonrecurring gain (but not loss).

    "Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and any travel or relocation expenses incurred as a result thereof, taxes (including income taxes) paid or payable as a result thereof, or as a result of required prepayments or repayments of Indebtedness resulting in the permanent reduction thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to repay Indebtedness secured by a Lien on such assets (other than pursuant to the New Credit Facility) and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

    "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, costs, expenses, damages and other liabilities payable under the documentation governing any Indebtedness.

    "Permitted Investments" means: (i) any Investments in the Company or in a Restricted Subsidiary (other than an Excluded Restricted Subsidiary) of the Company, (ii) any Investments in Cash Equivalents, to the extent that any such Investment is not made for speculative investment purposes, (iii) any Investments by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of any such Investment (a) such Person becomes a Restricted Subsidiary (other than an Excluded Restricted Subsidiary) of the Company, or (b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary (other than an Excluded Restricted Subsidiary) of the Company, (iv) any Restricted Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "Certain Covenants -- Asset Sales", (v) any acquisition of assets in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company, (vi) loans and advances to officers, directors and employees for business-related travel expenses, moving or relocation expenses and other similar expenses, in each case incurred in the ordinary course of business;
(vii) Hedging Obligations included in the definition of Permitted Debt, (viii) advances to employees not exceeding $500,000 outstanding at any one time, in the aggregate, (ix) Investments, including the acquisition of assets, Equity Interests or other securities, the payment for which consists of Equity Interests of the Company (exclusive of Disqualified Stock), and (x) Investments by the Company or its Restricted Subsidiaries in its Excluded Restricted Subsidiaries, the aggregate outstanding amount of which does not exceed 7.5% of the first $500 million of consolidated total assets of the Company and its Restricted Subsidiaries plus 5% of such total assets in excess of $500 million.

    "Permitted Junior Securities" means Equity Interests in the Company or unsecured debt securities that (i) are subordinated to all Senior Debt (and any debt securities issued in exchange for Senior Debt) on terms at least as favorable to the Senior Debt as those contained in Article 11 of the Indenture,
(ii) may be guaranteed by the Subsidiary Guarantors on terms at least as favorable to the Senior Debt as those contained in the Subsidiary Guarantees, and (iii) have a final maturity and weighted average life to maturity which is the same as or greater than, the Notes.

    "Permitted Liens" means: (i) Liens securing Senior Debt or Senior Debt of any Restricted Subsidiary that are permitted by the terms of the Indenture to be incurred, (ii) Liens in favor of the Company or any Restricted Subsidiary,
(iii) Liens on property of a Person existing at the time such Person is merged into or consolidated with the Company or any Restricted Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company or any Restricted Subsidiary, (iv) Liens on property existing at the time of acquisition thereof by the Company or any Restricted Subsidiary of the Company, provided that such Liens were in existence prior to the contemplation of such acquisition, (v) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business, (vi) Liens existing on the date of the Indenture, (vii) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause
(viii) of the second paragraph of the covenant entitled "Incurrence of Indebtedness and Issuance of Preferred Stock" covering only the assets acquired with such Indebtedness and accessions, modifications, products and proceeds thereof, (viii) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor, (ix) encumbrances and restrictions consisting of zoning restrictions, easements, or other restrictions on the use of real property, which do not materially impair the use thereof for the purpose intended, and none of which is violated by existing or proposed structures or land use, and (x) Liens incurred in the ordinary course of business of the Company or any Restricted Subsidiary with respect to obligations that do not exceed $5.0 million at any one time outstanding and that (a) are not incurred in connection with the borrowing of money or the obtaining of advances or credit (other than trade credit in the ordinary course of business), and (b) do not in the aggregate materially detract from the value of the property or materially impair the use thereof in the operation of business by the Company or such Restricted Subsidiary.

    "Permitted Refinancing Indebtedness" means any Indebtedness of the Company or any Restricted Subsidiary issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any Restricted Subsidiary, provided that: (i) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus accrued interest on, the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of premiums, prepayments, penalties, and reasonable expenses incurred in connection therewith), (ii) such Permitted Refinancing Indebtedness has a final maturity date equal to or later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded, (iii) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Notes on terms at least as favorable to the Holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded, and (iv) such Indebtedness is incurred either by the Company or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

    "Principals" means Citicorp Venture Capital, Ltd., BT Capital Partners, Inc., LKCM Venture Partners I Ltd., World Equity Partners, L.P., CCT Partners II, L.P., HES Management, Inc., Heller Financial, Inc. and B. Tom Carter, Jr.

    "Related Party" with respect to any Principal means (i) any controlling stockholder, 80% (or more) owned Subsidiary, or any spouse or immediate family member (in the case of an individual) of such Principal, or (ii) any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding an 80% or more controlling interest of which consist of such Principal and/or such other Persons referred to in the immediately preceding clause (i).

    "Representative" means (a) the administrative agent under the New Credit Facility or (b) the indenture trustee or other trustee, agent or representative for any other Senior Debt.

    "Restricted Investment" means an Investment other than a Permitted
Investment.

    "Restricted Subsidiary" means (a) each direct or indirect Subsidiary of the Company existing on the date of the Indenture and (b) any other direct or indirect Subsidiary of the Company formed, acquired or existing after the date of the Indenture, in each case which is not designated by the Board of Directors as an "Unrestricted Subsidiary."

    "Senior Debt" means (i) all Obligations (including without limitation interest accruing after a filing of a petition in bankruptcy whether or not such interest is an allowable claim in such proceeding) of the Company under the New Credit Facility, and (ii) any other Indebtedness permitted to be incurred by the Company under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the Notes. Notwithstanding anything to the contrary in the foregoing, Senior Debt will not include (w) any liability for federal, state, local or other taxes owed or owing by the Company, (x) any Indebtedness of the Company to any of its Subsidiaries or other Affiliates, (y) any trade payables or instruments evidencing such liability, or (z) any Indebtedness that is incurred in violation of the Indenture.

    "Senior Debt of the Subsidiary Guarantor" means (i) all Guarantees by the Subsidiary Guarantor of Obligations (including without limitation interest accruing after a filing of a petition in bankruptcy whether or not such interest is an allowable claim in such proceeding) of the Company under the New Credit Facility and (ii) any Indebtedness permitted to be incurred by the Subsidiary Guarantor under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that such Guarantee is on a parity with or subordinated in right of payment to the Subsidiary Guarantees. Notwithstanding anything to the contrary in the foregoing, Senior Debt of the Subsidiary Guarantor will not include (x) any liability for federal, state, local or other taxes owed by the Company, any of its Subsidiaries or other Affiliates thereof, (y) any trade payables or instruments evidencing such liability, or (z) any Indebtedness that is incurred in violation of the Indenture.

    "Significant Subsidiary" means any Restricted Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date hereof.

    "Stated Maturity" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness or as amended on or prior to the date of this Indenture, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

    "Stockholders Agreement" means the Stockholders Agreement dated as of December 15, 1993, and as amended on January 10, 1995, by and among Parent and all of its stockholders.

    "Subsidiary" means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof), and (ii) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

    "Subsidiary Guarantors" means HII and all future direct or indirect subsidiaries of the Company or any Subsidiary Guarantor that execute a Subsidiary Guarantee in accordance with the provisions of the Indenture, and their respective successors and assigns.

    "Unrestricted Subsidiary" means (i) any Subsidiary that is designated by the Board of Directors as an Unrestricted Subsidiary in accordance with the "Unrestricted Subsidiaries" covenant, and (ii) any Subsidiary of an Unrestricted Subsidiary.

    "Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

    "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (ii) the then outstanding principal amount of such Indebtedness.

    "Wholly-Owned Restricted Subsidiary" of any Person means any Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares or any similar de minimis requirements of applicable law) shall at the time be owned by such Person or by one or more Wholly-Owned Restricted Subsidiaries of such Person.


                 CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

    In the opinion of Haynes and Boone, LLP, special counsel to the Company, the following discussion describes the material federal income tax consequences expected to result to holders whose Old Notes are exchanged for New Notes in the Exchange Offer. Such opinion is based upon current provisions of the Internal Revenue Code of 1986, as amended, applicable Treasury regulations, judicial authority and administrative rulings and practice. There can be no assurance that the Internal Revenue Service (the "Service") will not take a contrary view, and no ruling from the Service has been or will be sought with respect to the Exchange Offer. Legislative, judicial administrative changes or interpretations may be forthcoming that could alter or modify the statements and conclusions set forth herein. Any such changes or interpretations may or may not be retroactive and could affect the tax consequences to holders. Certain holders (including insurance companies, tax exempt organizations, financial institutions, broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) may be subject to special rules not discussed below. EACH HOLDER OF OLD NOTES SHOULD CONSULT ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF EXCHANGING OLD NOTES FOR NEW NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN LAWS.

    The exchange of Old Notes for New Notes will be treated as a "non-event" for federal income tax purposes because the New Notes will not be considered to differ materially in kind or extent from the Old Notes. As a result, no material federal income tax consequences will result to holders exchanging Old Notes for New Notes.

                              PLAN OF DISTRIBUTION

    Based on an interpretation by the Commission's staff set forth in no-action letters issued to third parties unrelated to the Company, the Company believes that, with the exceptions set forth below, New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by any person receiving such New Notes, whether or not such person is the holder (other than any such holder or such other person which is an "affiliate" of the Company or the Subsidiary Guarantor within the meaning of Rule 405 under the Securities Act), without compliance with the registration and prospectus delivery provisions of the Securities Act; provided that, the New Notes are acquired in the ordinary course of business of the holder or such other person and neither the holder nor such other person is engaging or intends to engage in a distribution of the New Notes or has an arrangement or understanding with any person to participate in the distribution of such New Notes. The Company, however, has not sought, and does not intend to seek, its own no-action letter and there can be no assurance that the Commission's staff would make a similar determination with respect to the Exchange Offer. Any holder who tenders in the Exchange Offer for the purpose of participating in a distribution of the New Notes cannot rely on this interpretation by the Commission's staff and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

    Each broker-dealer that holds Old Notes that were acquired by that broker-dealer as a result of market-making activities or other trading activities may exchange such Old Notes (other than for Old Notes that were acquired directly from the Company or any affiliate of the Company) pursuant to the Exchange Offer; provided however, such broker-dealer may be deemed to be an "underwriter" within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with its initial resale of each New Note received in the Exchange Offer. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes in such circumstances. The Company and the Subsidiary Guarantor have agreed that they will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale for a period of one year following the Expiration Date, or such shorter period ending on the date that all New Notes received in the Exchange Offer have been resold by any such broker-dealer.

    Neither the Company nor the Subsidiary Guarantor will receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such New Notes. Because any broker-dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act, any profit on any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that, by acknowledging that it will deliver, and by delivering, a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

    The Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal for such period of time as such persons must comply with such requirements in order to resell the New Notes. The Company and the Subsidiary Guarantor have agreed to pay all expenses relating to their performance under the Registration Rights Agreement, including the costs of providing this Prospectus, and to indemnify the holders of the Old Notes against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

    The validity of the New Notes offered hereby will be passed upon for the Company by Haynes and Boone, LLP, Dallas, Texas.

                                    EXPERTS

    The consolidated financial statements of HydroChem Industrial Services, Inc. as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996, appearing in this Prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    The Company has filed with the Commission a registration statement under the Securities Act with respect to the New Notes offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement. For further information with respect to the Company and the New Notes offered hereby, reference is made to the Registration Statement, including the exhibits and schedules filed therewith. Statements contained in this Prospectus concerning the provisions of any contract, agreement or other document referred to herein or therein are not necessarily complete, but contain a summary of the material terms of such contracts, agreements or other documents. With respect to each contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for the complete contents of the exhibit, and each statement concerning its provisions is qualified in its entirety by such reference. The Registration Statement may be inspected, without charge, at the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at its regional offices at 7 World Trade Center, New York, New York, 10048 and Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661-2551. Copies of such materials may also by obtained by mail at prescribed rates from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such materials may also be obtained from the web site that the Commission maintains at www.sec.gov.

    As a result of the Exchange Offer, the Company will become subject to the informational requirements of the Exchange Act. Pursuant to the Indenture, the Company has agreed that, whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, the Company shall furnish to the registered holders of Notes copies of (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by the Company's certified independent accountants and (ii) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports. In addition, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information and reports with the Commission for public availability (unless the Commission will not accept such a filing) within the time periods that would have been applicable had the Company been subject to such rules and regulation and make such information available to securities analysts and prospective investors upon request.

                         INDEX TO FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS:
  Report of Independent Auditors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-2
  Consolidated Balance Sheets as of December 31, 1995 and 1996  . . . . . . . . . . . . . . . . . . . . . . F-3
  Consolidated Statements of Operations for each of the years ended
       December 31, 1994, 1995 and 1996 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-4
  Consolidated Statements of Stockholder's Equity for each of the years ended
       December 31, 1994, 1995 and 1996 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-5
  Consolidated Statements of Cash Flows for each of the years ended
       December 31, 1994, 1995 and 1996 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-6
  Notes to Consolidated Financial Statements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-7

INTERIM CONSOLIDATED FINANCIAL STATEMENTS:
  Consolidated Balance Sheets as of December 31, 1996, and June 30, 1997 (unaudited)  . . . . . . . . . .   F-14
  Consolidated Statements of Operations for each of the three month periods
       ended June 30, 1996 and 1997 (unaudited) . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   F-15
  Consolidated Statements of Operations for each of the six month periods ended June 30, 1996 and 1997 (unaudited) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-16
  Consolidated Statement of Stockholder's Equity for the six month period ended June 30, 1997 (unaudited)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-17
  Consolidated Statements of Cash Flows for each of the three month periods ended June 30, 1996 and 1997 (unaudited) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-18
  Consolidated Statements of Cash Flows for each of the six month periods ended
       June 30, 1996 and 1997 (unaudited) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-19
  Notes to Consolidated Financial Statements (unaudited)  . . . . . . . . . . . . . . . . . . . . . . . . . F-20

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
HydroChem Industrial Services, Inc.

    We have audited the accompanying consolidated balance sheets of HydroChem Industrial Services, Inc. and Subsidiary (the "Company") as of December 31, 1995 and 1996, and the related consolidated statements of operations, stockholder's equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of HydroChem Industrial Services, Inc. and Subsidiary at December 31, 1995 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.



                                          ERNST & YOUNG LLP


Houston, Texas
February 5, 1997

               HYDROCHEM INDUSTRIAL SERVICES, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS


                                     ASSETS
                                                                                           DECEMBER 31,
                                                                                       -------------------
                                                                                         1995       1996
                                                                                       --------   --------
                                                                                           (IN THOUSANDS)
Current assets:
  Cash  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $  1,088   $    671
  Receivables, net  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    27,549     24,357
  Inventories . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     3,139      3,569
  Prepaid expenses and other current assets . . . . . . . . . . . . . . . . . . . . .     1,210      1,140
  Deferred income taxes (Note 8)  . . . . . . . . . . . . . . . . . . . . . . . . . .     1,064      1,791
                                                                                       --------   --------
          Total current assets  . . . . . . . . . . . . . . . . . . . . . . . . . . .    34,050     31,528
Property and equipment, at cost (Note 4)  . . . . . . . . . . . . . . . . . . . . . .    49,074     54,772
Accumulated depreciation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   (10,341)   (17,360)
                                                                                       --------   --------
                                                                                         38,733     37,412
Intangible assets, net. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      48,433     46,582
                                                                                       --------   --------
          Total assets. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $121,216   $115,522
                                                                                       ========   ========


                      LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Accounts payable. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $  4,927   $  5,704
  Income taxes payable  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       385         12
  Accrued liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     7,527      7,971
  Current portion of long-term debt (Note 5)  . . . . . . . . . . . . . . . . . . . .     3,250      4,625
                                                                                       --------   --------
          Total current liabilities . . . . . . . . . . . . . . . . . . . . . . . . .    16,089     18,312
Long-term debt (Note 5) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    73,644     63,700
Deferred income taxes (Note 8)  . . . . . . . . . . . . . . . . . . . . . . . . . . .     6,258      7,740
Commitments and contingencies (Note 9)
Stockholder's equity:
  Common stock, $.01 par value:
     1,000 shares authorized, 100 shares outstanding  . . . . . . . . . . . . . . . .         1          1
  Additional paid-in capital  . . . . . . . . . . . . . . . . . . . . . . . . . . . .    19,670     19,670
  Retained earnings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     5,554      6,099
                                                                                       --------   --------
          Total stockholder's equity  . . . . . . . . . . . . . . . . . . . . . . . .    25,225     25,770
                                                                                       --------   --------
          Total liabilities and stockholder's equity  . . . . . . . . . . . . . . . .  $121,216   $115,522
                                                                                       ========   ========

                            See accompanying notes.

               HYDROCHEM INDUSTRIAL SERVICES, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                     YEAR ENDED DECEMBER 31,
                                                                             -------------------------------------
                                                                               1994          1995          1996
                                                                             ---------     ---------     ---------
                                                                                         (IN THOUSANDS)
Revenue .................................................................    $ 101,103     $ 156,484     $ 156,003
Cost of revenue .........................................................       64,582        94,629        94,373
                                                                             ---------     ---------     ---------
Gross profit ............................................................       36,521        61,855        61,630
Selling, general and administrative expense .............................       20,504        39,465        42,103
Depreciation ............................................................        3,930         6,752         7,765
                                                                             ---------     ---------     ---------
Operating income ........................................................       12,087        15,638        11,762
Other (income) expense:
  Interest expense, net .................................................        5,605         8,693         7,920
  Special charge (Note 7) ...............................................           --            --           511
  Other income, net .....................................................         (365)
                                                                                                 (78)          (21)
  Amortization of intangibles ...........................................        1,151         1,407         1,523
                                                                             ---------     ---------     ---------
Income before taxes .....................................................        5,409         5,903         1,829
Income tax provision (Note 8) ...........................................        2,459         3,052         1,284
                                                                             ---------     ---------     ---------
          Net income ....................................................    $   2,950     $   2,851     $     545
                                                                             =========     =========     =========

                            See accompanying notes.

               HYDROCHEM INDUSTRIAL SERVICES, INC. AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

                                                                              ADDITIONAL  RETAINED
                                                                      COMMON    PAID-IN   EARNINGS
                                                                      STOCK     CAPITAL   (DEFICIT)     TOTAL
                                                                     -------    -------    -------     -------
                                                                                   (IN THOUSANDS)
Balance at December 31, 1993 ....................................    $     1    $14,983    $  (247)    $14,737
  Net income ....................................................         --         --      2,950       2,950
                                                                     -------    -------    -------     -------
Balance at December 31, 1994 ....................................          1     14,983      2,703      17,687
  Equity contribution from parent ...............................         --      4,000         --       4,000
  Value of warrants issued (Note 6) .............................         --        687         --         687
  Net income ....................................................         --         --      2,851       2,851
                                                                     -------    -------    -------     -------
Balance at December 31, 1995 ....................................          1     19,670      5,554      25,225
  Net income ....................................................         --         --        545         545
                                                                     -------    -------    -------     -------
Balance at December 31, 1996 ....................................    $     1    $19,670    $ 6,099     $25,770
                                                                     =======    =======    =======     =======

                            See accompanying notes.

               HYDROCHEM INDUSTRIAL SERVICES, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                           YEAR ENDED DECEMBER 31,
                                                                                    ----------------------------------
                                                                                      1994         1995         1996
                                                                                    --------     --------     --------
                                                                                              (IN THOUSANDS)
Operating activities
  Net income ...................................................................    $  2,950     $  2,851     $    545
  Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation ..............................................................       3,930        6,752        7,765
     Amortization ..............................................................       1,151        1,407        1,523
     Amortization of deferred financing costs ..................................         251          484          584
     Deferred income tax expense ...............................................       1,745        2,468          755
     Loss (gain) on sale of property and equipment .............................         (63)        (296)           9
  Changes in operating assets and liabilities:
     Receivables, net ..........................................................      (3,476)      (2,256)       3,192
     Inventories ...............................................................        (975)          26         (430)
     Prepaid expenses and other current assets .................................        (183)         733           70
     Accounts payable ..........................................................       2,742       (2,060)         777
     Income taxes payable ......................................................         463         (263)        (373)
     Accrued liabilities .......................................................         (12)         276          444
                                                                                    --------     --------     --------
          Net cash provided by operating activities ............................       8,523       10,122       14,861
Investing activities
  Purchase of assets, net of cash acquired .....................................      (2,597)     (31,750)        (256)
  Expenditures for property and equipment ......................................      (5,576)      (8,493)      (6,829)
  Proceeds from sale of property and equipment .................................         168          525          376
                                                                                    --------     --------     --------
          Net cash used in investing activities ................................      (8,005)     (39,718)      (6,709)
Financing activities
  Proceeds from (repayments of) long-term debt, net ............................      (2,281)      24,155       (8,569)
  Equity contribution from parent ..............................................          --        4,000           --
                                                                                    --------     --------     --------
          Net cash provided by (used in) financing
            activities .........................................................      (2,281)      28,155       (8,569)
                                                                                    --------     --------     --------
Net decrease in cash ...........................................................      (1,763)      (1,441)        (417)
Cash at beginning of year ......................................................       4,292        2,529        1,088
                                                                                    --------     --------     --------
Cash at end of year ............................................................    $  2,529     $  1,088     $    671
                                                                                    ========     ========     ========
Supplemental disclosure
  Cash paid during the year for interest .......................................    $  3,554     $  8,640     $  7,409
  Cash paid during the year for income taxes,
     net of refunds ............................................................    $     --     $    852     $    902
  Discount recognized on note issued to seller .................................    $  1,980     $     --     $     --

                            See accompanying notes.

               HYDROCHEM INDUSTRIAL SERVICES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1996

1.  ORGANIZATION, FORMATION AND BASIS OF PRESENTATION

    The consolidated financial statements include the accounts of HydroChem Industrial Services, Inc. ("HydroChem") and its wholly owned subsidiary, HydroChem International, Inc. ("International"), collectively referred to as the "Company." HydroChem is a wholly owned subsidiary of HydroChem Holding, Inc. ("Holding").

    HydroChem and International are engaged in the business of providing industrial cleaning services to a wide range of processing industries, including petrochemical plants, oil refineries, electric utilities, pulp and paper mills, rubber plants, and aluminum plants. This type of work is typically recurring maintenance to improve or sustain the operating efficiencies and extend the useful lives of process equipment and facilities. Services provided include high-pressure water cleaning, chemical cleaning, industrial vacuuming, waste minimization, commissioning, and other specialized services.

2.  SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

    The accompanying consolidated financial statements include the accounts of HydroChem and International. All significant intercompany accounts and transactions have been eliminated in consolidation.

Inventories

    Inventories are stated at the lower of cost (weighted-average cost) or market.

Property and Equipment

    Property and equipment are recorded at cost. Costs assigned to property and equipment of acquired businesses are based on estimated fair value at the date of acquisition. Depreciation is provided for using the straight-line method over estimated useful lives ranging from 3 to 20 years.

    When property is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income.

Intangible Assets

    Intangible assets, which relate primarily to costs in excess of the fair value of net assets acquired, are primarily being amortized over 40 years on a straight-line basis. Intangible assets also include costs allocated to other specifically identifiable assets arising from business acquisitions which are being amortized on a straight-line basis over their estimated useful lives, which range from 3 to 40 years. These intangible assets amounted to $44,331,000 and $43,064,000, net of accumulated amortization of $2,595,000 and $4,116,000, at December 31, 1995 and 1996, respectively. The Company continually evaluates whether events or circumstances have occurred that indicate the remaining estimated useful lives of the intangible assets may warrant revision or that the remaining balances may not be recoverable. Should factors indicate that the intangible assets should be evaluated for possible impairment, the Company would use an estimate of the acquired business's undiscounted future cash flows compared to the carrying value of the assets to determine whether the assets are deemed impaired. Management believes there have been no events or circumstances which warrant revision to the remaining useful lives or which affect the recoverability of the Company's intangible assets.

    Other intangibles include deferred financing costs of $4,102,000 and $3,518,000, net of accumulated amortization of $563,000 and $1,149,000, at December 31, 1995 and 1996, respectively, which are being amortized over financing terms of seven to ten years. Amortization of deferred financing costs is recorded with interest expense.

Income Taxes

    Income taxes are provided based on the liability method of accounting. Deferred income taxes are recorded to reflect the tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities.

Stock-Based Compensation

    The Company grants stock options to employees for a fixed number of shares with an exercise price no less than the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion 25, Accounting for Stock Issued to Employees, and, accordingly, recognizes no compensation expense for the stock option grants.

Reclassifications

    Certain 1994 and 1995 amounts have been reclassified to conform with the 1996 presentation.

Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Concentration of Credit Risk

    During 1994 and 1995, one customer accounted for approximately 11% of consolidated revenues, which resulted in an increased exposure to credit risk because of a proportionately higher concentration of receivables being sourced from one customer. The Company believes its portfolio of accounts receivable is well diversified and, as a result, its credit risks are minimal. The Company continually evaluates the creditworthiness of its customers and monitors accounts on a periodic basis, but typically does not require collateral.

3.  ACQUISITION

    On January 10, 1995, HydroChem purchased substantially all of the assets and assumed certain liabilities of Halliburton Industrial Services ("HIS") for $24,773,000 in cash, excluding $2,255,000 of direct cash acquisition costs.
HIS was a leading provider of industrial cleaning services to the refining, petrochemical, utility and pulp and paper industries. The acquisition was financed through a $4,000,000 private placement of Holding's Class A and Class B Common Stock, the proceeds of which were subsequently contributed to HydroChem, and additional borrowings under an amended $76,000,000 senior credit facility. Direct costs of the acquisition totaled $3,848,000. The assets acquired primarily included property and equipment, accounts receivable, customer lists and inventories.

    The above-mentioned transaction has been accounted for using the purchase method of accounting and, accordingly, the operating results have been included in the consolidated financial statements since the acquisition date. The cost of the transaction has been allocated on the basis of the estimated fair market value of the assets acquired and liabilities assumed.

    The following unaudited pro forma results of operations have been prepared assuming the acquisition described above had occurred on January 1, 1994. The unaudited pro forma results are not necessarily indicative of results of future operations nor of results that would have occurred had the acquisition been consummated as of the beginning of 1994. The selected pro forma results of HIS operations for the year ended December 31, 1994 is presented below. There is no significant effect on 1995 since the acquisition was consummated on January 10, 1995.

Revenue . . . . . . . . . . . . . . . . . .   39,980,000
Net income  . . . . . . . . . . . . . . . .  $   263,000

4.  PROPERTY AND EQUIPMENT

    Property and equipment at December 31, 1995 and 1996 consisted of the following (in thousands):

                                                                        1995      1996
                                                                       -------  -------
Land  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $   617  $   617
Office facilities, furniture, fixtures and computer equipment . . . .    3,589    4,747
Machinery and equipment . . . . . . . . . . . . . . . . . . . . . . .   40,932   46,043
Vehicles  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    2,243    2,254
Construction in progress  . . . . . . . . . . . . . . . . . . . . . .    1,693    1,111
                                                                       -------  -------
                                                                       $49,074  $54,772
                                                                       =======  =======

5.  LONG-TERM DEBT

Senior Debt

    Senior debt at December 31, 1995 and 1996 consisted of the following (in thousands):

                                                          1995      1996
                                                         -------  -------
Revolving loan  . . . . . . . . . . . . . . . . . . . .  $10,769  $ 5,450
Term loan A . . . . . . . . . . . . . . . . . . . . . .   23,125   19,875
Term loan B . . . . . . . . . . . . . . . . . . . . . .   25,000   25,000
                                                         -------  -------
Total senior debt . . . . . . . . . . . . . . . . . . .   58,894   50,325
Less current portion of senior debt . . . . . . . . . .    3,250    4,625
                                                         -------  -------
                                                         $55,644  $45,700
                                                         =======  =======

    HydroChem's senior credit facility includes a revolving loan, a term loan A and a term loan B. The revolving loan bears interest at prime plus 1.50% per annum or LIBOR plus 3.25% per annum (9.24% and 9.46% at December 31, 1995 and 1996, respectively). The revolving loan allows for borrowings up to $26,000,000 based on a borrowing base, as defined, and matures on January 10, 2000. The term loan A bears interest at prime plus 1.50% per annum or LIBOR plus 3.25% per annum (8.99% and 8.92% at December 31, 1995 and 1996, respectively). The term loan A principal is due in specified quarterly payments through maturity on January 1, 2000. Term loan B bears interest at prime plus 2.00% per annum or LIBOR plus 3.75% per annum (9.70% and 9.39% at December 31, 1995 and 1996, respectively), and principal is due in specified quarterly payments beginning April 1, 2000 through maturity on July 1, 2002.

    A commitment fee of .5% per annum is payable on the unused portion of the revolving commitment. The agreement also allows for letters of credit and guarantees to be issued on behalf of HydroChem. Outstanding letters of credit, which amounted to $1,017,000 and $1,606,000 at December 31, 1995 and 1996,
respectively, reduce the borrowing base. A fee of 2% per annum of the amount of outstanding letters of credit and guarantees is due quarterly.

    The term and revolving loans are secured by all assets of the Company and Holding. Customary financial covenants and restrictions are included in the credit agreement.

    Maturities of senior debt for years ended December 31 are as follows (in thousands):

1997  . . . . . . . . . . . . . . . . . . . . . . $  4,625
1998  . . . . . . . . . . . . . . . . . . . . . .    5,750
1999  . . . . . . . . . . . . . . . . . . . . . .    7,500
2000  . . . . . . . . . . . . . . . . . . . . . .   13,450
2001  . . . . . . . . . . . . . . . . . . . . . .    9,500
Thereafter  . . . . . . . . . . . . . . . . . . .    9,500
                                                  --------
                                                  $ 50,325
                                                  ========

Senior Subordinated Debt

    On December 15, 1993, HydroChem entered into a Senior Subordinated Credit Agreement in the principal amount of $18,000,000. The note bears interest at 12% per annum and requires a principal payment of $9,000,000 on July 1, 2003 and a final payment of $9,000,000 on July 1, 2004, with interest being paid semiannually on each January 1 and July 1. The credit agreement restricts dividend payments and includes customary financial covenants.

6.  STOCKHOLDER'S EQUITY

    A warrant has been issued by Holding on behalf of HydroChem to provide an option to purchase up to 496,623 shares of Holding's Class A Common Stock at an exercise price of $.01 per share. This warrant currently expires on July 1, 2004 and has not been exercised as of December 31, 1996. An additional warrant has been issued which provides an option to purchase up to 310,390 shares of Holding's Class C Common Stock at an exercise price of $.01 per share. This warrant expires on January 10, 2005 and has not been exercised as of December 31, 1996. The value of these warrants is associated with deferred financing costs and is included in other intangible assets.

7.  SPECIAL CHARGE

    In April 1996, the Company signed a letter of intent to merge with a publicly traded company. The terms of the letter of intent included provisions which would have resulted in a transfer of a majority of the shares of the combined companies to Holding's stockholders. Upon subsequent negotiations and the completion of due diligence, it was determined that the merger would not be beneficial to both parties and it was agreed to terminate negotiations. The Company incurred $511,000 of expenses relating to legal, accounting and financial services which were provided in connection with the negotiation and due diligence efforts. These expenses have been recorded as a special charge in 1996.

8.  INCOME TAXES

    The Company files a consolidated tax return with Holding. Current and deferred taxes are allocated on a separate company basis. Significant components of the Company's deferred tax liabilities and assets as of December 31, 1995 and 1996 are as follows (in thousands):

                                                                   1995    1996
                                                                  ------  -------
Deferred tax liabilities:
  Property and equipment  . . . . . . . . . . . . . . . . . . .   $3,113  $ 4,686
  Intangibles . . . . . . . . . . . . . . . . . . . . . . . . .    3,565    3,747
                                                                  ------  -------
Total deferred tax liabilities  . . . . . . . . . . . . . . . .    6,678    8,433
Deferred tax assets:
  Alternative minimum tax . . . . . . . . . . . . . . . . . . .      374      676
  Foreign tax credit  . . . . . . . . . . . . . . . . . . . . .      234      329
  Accrued liabilities . . . . . . . . . . . . . . . . . . . . .      666    1,257
  Receivables . . . . . . . . . . . . . . . . . . . . . . . . .      193      205
  Inventory . . . . . . . . . . . . . . . . . . . . . . . . . .       17       17
                                                                  ------  -------
Total deferred tax assets . . . . . . . . . . . . . . . . . . .    1,484    2,484
                                                                  ------  -------
Net deferred tax liability  . . . . . . . . . . . . . . . . . .   $5,194  $ 5,949
                                                                  ======  =======

    The provision for income taxes for the years ended December 31, 1994, 1995 and 1996 consisted of the following (in thousands):

                                                                            1994    1995     1996
                                                                           ------  -------  ------
Current . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $  714  $   584  $  529
Deferred  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1,745    2,468     755
                                                                           ------  -------  ------
                                                                           $2,459  $ 3,052  $1,284
                                                                           ======  =======  ======

    The differences between income taxes computed at the federal statutory income tax rate and the provision for income taxes for the years ended December 31, 1994, 1995 and 1996 consisted of the following (in thousands):

                                                                            1994    1995     1996
                                                                           ------  -------  -------
Income taxes computed at federal income tax rate  . . . . . . . . . . . .  $1,839  $ 2,007  $  622
State income taxes, net of federal tax benefit  . . . . . . . . . . . . .     200      414     222
Nondeductible permanent differences . . . . . . . . . . . . . . . . . . .     318      579     730
Effects of tax rate changes on existing temporary
  differences . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      77       --      --
Tax credits and other, net  . . . . . . . . . . . . . . . . . . . . . . .      25       52    (290)
                                                                           ------  -------  ------
Provision for income taxes  . . . . . . . . . . . . . . . . . . . . . . .  $2,459  $ 3,052  $1,284
                                                                           ======  =======  ======

9.  COMMITMENTS AND CONTINGENCIES

    The Company leases most of its locations and certain automobiles and trucks under operating leases. The leases contain various renewal options, rent escalation provisions and insurance requirements. Lease expense for the years ended December 31, 1994, 1995 and 1996 was $2,155,000, $4,402,000 and
$6,191,000, respectively.

    Future minimum rental commitments under operating leases with initial terms of one year or more at December 31, 1996 are as follows (in thousands):

1997  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 6,093
1998  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   4,607
1999  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   3,558
2000  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1,563
2001  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     366
Thereafter  . . . . . . . . . . . . . . . . . . . . . . . . . . . .      64
                                                                    -------
Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $16,251
                                                                    =======

    HydroChem is a defendant in various lawsuits arising in the normal course of business. Substantially all of these suits are being defended vigorously by HydroChem's insurance carriers. While the results of litigation cannot be predicted with certainty, management believes the final outcome of such litigation will not have a material adverse effect on the Company's consolidated financial position.

10. 401(k) AND PROFIT SHARING PLAN

    HydroChem maintains the HydroChem Industrial Services Discretionary Profit Sharing Plan and 401(k) Plan (the "401(k) Plan"). Profit sharing contributions to the 401(k) Plan are at the discretion of the Board of Directors of HydroChem. All profit sharing contributions are allocated to the accounts of the individual participants based upon a formula. Eligible employees, at their option, may also make contributions to their separate 401(k) accounts within the 401(k) Plan. In 1995 and 1996, HydroChem matched, on a 50% basis, all employee contributions up to $500. All profit sharing and 401(k) contributions and any earnings thereon are tax-deferred.

    For the years ended December 31, 1994, 1995 and 1996, HydroChem recognized, as expense, profit-sharing contributions to the 401(k) Plan of $655,000, $800,000 and $100,000, respectively. Also, there were employer 401(k) matching contributions to the 401(k) Plan of $111,000 and $207,000 for 1995 and 1996, respectively. There were no matching contributions for 1994.

11. STOCK OPTION PLAN

    In 1994, the Board of Directors of Holding (the "Board") adopted, and the stockholders approved, the HydroChem Holding, Inc. 1994 Stock Option Plan (the "Plan"), pursuant to which options to purchase up to an aggregate of 620,779 shares of Holding's Class A Common Stock may be granted. The Plan is administered by a committee of not fewer than two directors appointed by the Board. Among other things, the committee decides which employees will receive options, the number of shares covered by any option granted and the exercise price and other terms and conditions of each such option. The committee also decides if each option granted shall be an incentive stock option under Section 422 of the Internal Revenue Code of 1986 (the "Code") or an option that does not qualify under that section of the Code ("Non- Qualified Stock Options"). The Board may at any time suspend or terminate the Plan or revise or amend it in any respect.

    All options granted under the Plan are nontransferable except by the laws of descent and distribution. All options also expire ten years after the date of grant or upon earlier termination of employment unless due to death, disability or retirement, in which case the option remains exercisable for an additional three months in the case of retirement and one year in the case of death or disability, but, in all cases, only to the extent it was exercisable at the time of termination of employment. All options granted since the inception of the Plan have been Non-Qualified Stock Options and become exercisable in installments over three- to four-year periods after the date of grant. The weighted-average remaining contractual life of the options at December 31, 1996 was 8.9 years. The exercise price of the options was equal to the fair value of the common stock on the date of grant and, accordingly, no compensation expense was recorded. The weighted-average fair value at grant date for options granted during the years ended December 31, 1995 and 1996 is $0.46 per share.

    No options were granted during the year ended December 31, 1994, and a summary of Holding's stock option activity since that date is as follows:

                                                                          NUMBER OF       WEIGHTED-
                                                                       SHARES COVERED      AVERAGE
                                                                         BY OPTIONS     EXERCISE PRICE
                                                                       --------------   --------------
Outstanding at January 1, 1995 ........................................            --    $       --
  Granted .............................................................       584,390          1.00
  Exercised ...........................................................            --            --
  Canceled ............................................................         4,500          1.00
                                                                           ----------    ----------
Outstanding at December 31, 1995 ......................................       579,890          1.00
  Granted .............................................................        57,500          1.65
  Exercised ...........................................................            --            --
  Canceled ............................................................        18,500          1.00
                                                                           ----------    ----------
Outstanding at December 31, 1996 ......................................       618,890    $     1.06
                                                                           ==========    ==========
Exercisable at:
  December 31, 1995 ...................................................       186,234    $     1.00
  December 31, 1996 ...................................................       313,562    $     1.00

    The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and related interpretations in accounting for employee stock options. Pro forma information regarding net income and earnings per share is required by FASB Statement No. 123, Accounting for Stock-Based Compensation ("FAS 123"), which also requires that the information be determined as if the Company had accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of FAS 123. The fair value for these options was estimated at the date of grant using a minimum value option pricing model. The minimum value method calculated a fair value that is approximately the same as recorded by the Company according to APB 25; therefore, pro forma presentation has not been included.

12. FAIR VALUE OF FINANCIAL INSTRUMENTS

    The estimated fair values of certain financial instruments have been determined by the Company using available market information and appropriate valuation methodologies. Management believes that the book values of the Company's cash, net accounts receivable and accounts payable approximate fair values, principally due to the short-term maturities of these instruments. Management also believes that the book value of the Company's long-term debt approximates fair value principally because the rates for the majority of these instruments are determined based upon certain variable market interest rates (see Note 5).

13. SUPPLEMENTAL CASH FLOW INFORMATION

    On January 10, 1995, the Company purchased substantially all of the assets and assumed certain liabilities of HIS. The liabilities assumed in connection with the acquisition for the year ended December 31, 1995 were as follows:

      Fair value of assets acquired (including goodwill)  . .    $28,621,000
      Cash paid for assets, including direct acquisition
        costs . . . . . . . . . . . . . . . . . . . . . . . . .   27,028,000
                                                                 -----------
      Liabilities assumed . . . . . . . . . . . . . . . . . .    $ 1,593,000
                                                                 ===========

14.  SUMMARY FINANCIAL INFORMATION

    Summary financial information for International as consolidated with HydroChem is as follows (in thousands):

                                                       As of December 31,
                                                     ---------------------
                                                      1995           1996
                                                     ------         ------
Current assets  . . . . . . . . . . . . . . . . .    $1,879         $1,476
Noncurrent assets . . . . . . . . . . . . . . . .       212            155
Current liabilities . . . . . . . . . . . . . . .       646             85
Noncurrent liabilities  . . . . . . . . . . . . .        --             --


                                                      Year Ended December 31,
                                                   ----------------------------
                                                    1994       1995       1996
                                                   ------     ------     ------
Revenue . . . . . . . . . . . . . . . . . . . . .  $2,038     $4,850     $5,088
Gross profit  . . . . . . . . . . . . . . . . . .     632      2,023      2,257
Net income (loss) . . . . . . . . . . . . . . . .     (26)       366        100


15.  SUBSEQUENT EVENT (UNAUDITED)

         On August 4, 1997, the Company issued $110,000,000 in principal amount of HydroChem's 10 3/8% Senior Subordinated Notes due 2007 (the "Notes") in a private offering pursuant to Rule 144A under the Securities Act of 1933. The Company is currently in the process of registering an identical series of notes with the Securities and Exchange Commission, which will be offered in exchange for the Notes. International is a guarantor of the Notes.

               HYDROCHEM INDUSTRIAL SERVICES, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS
                                  (UNAUDITED)


                                     ASSETS

                                                                                    DECEMBER 31,    JUNE 30,
                                                                                       1996           1997
                                                                                     ---------     ---------
                                                                                         (IN THOUSANDS)
Current assets:
  Cash ..........................................................................    $     671     $   1,458
  Receivables, net ..............................................................       24,357        27,220
  Inventories ...................................................................        3,569         3,621
  Prepaid expenses and other current assets .....................................        1,140         1,938
  Deferred income taxes .........................................................        1,791         1,823
                                                                                     ---------     ---------
          Total current assets ..................................................       31,528        36,060

Property and equipment, at cost .................................................       54,772        57,065
Accumulated depreciation ........................................................      (17,360)      (20,882)
                                                                                     ---------     ---------
                                                                                        37,412        36,183
Intangible assets, net ..........................................................       46,582        45,516
                                                                                     ---------     ---------
          Total assets ..........................................................    $ 115,522     $ 117,759
                                                                                     =========     =========

                      LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:
  Accounts payable ..............................................................    $   5,704     $   6,296
  Income taxes payable ..........................................................           12           795
  Accrued liabilities ...........................................................        7,971         9,507
  Current portion of long-term debt (Note 2) ....................................        4,625         5,250
                                                                                     ---------     ---------
          Total current liabilities .............................................       18,312        21,848

Long-term debt (Note 2) .........................................................       63,700        60,332
Deferred income taxes ...........................................................        7,740         8,062
Commitments and contingencies (Note 3)

Stockholder's equity:
  Common Stock, $.01 par value:
     1,000 shares authorized, 100 shares outstanding ............................            1             1
  Additional paid-in-capital ....................................................       19,670        19,670
  Retained earnings .............................................................        6,099         7,846
                                                                                     ---------     ---------
          Total stockholder's equity ............................................       25,770        27,517
                                                                                     ---------     ---------
          Total liabilities and stockholder's equity ............................    $ 115,522     $ 117,759
                                                                                     =========     =========

                            See accompanying notes.

               HYDROCHEM INDUSTRIAL SERVICES, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                                                        THREE MONTHS ENDED
                                                                                              JUNE 30,
                                                                                        ------------------
                                                                                         1996        1997
                                                                                        -------    -------
                                                                                           (IN THOUSANDS)
Revenue . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $41,166    $42,326
Cost of revenue . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    24,940     24,871
                                                                                        -------    -------
Gross profit  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    16,226     17,455
Selling, general and administrative expense . . . . . . . . . . . . . . . . . . . . .    10,173     10,863
Depreciation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     1,900      1,978
                                                                                        -------    -------
Operating income  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     4,153      4,614
Other (income) expense:
  Interest expense, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     1,997      1,925
  Other (income) expense, net . . . . . . . . . . . . . . . . . . . . . . . . . . . .      (107)        19
  Amortization of intangibles . . . . . . . . . . . . . . . . . . . . . . . . . . . .       381        391
                                                                                        -------    -------
Income before taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     1,882      2,279
Income tax provision  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     1,321      1,091
                                                                                        -------    -------
          Net income  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $   561    $ 1,188
                                                                                        =======    =======

                            See accompanying notes.

               HYDROCHEM INDUSTRIAL SERVICES, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                                                        SIX MONTHS ENDED
                                                                                             JUNE 30,
                                                                                       -------------------
                                                                                         1996      1997
                                                                                       -------     -------
                                                                                          (IN THOUSANDS)
Revenue . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $79,201     $80,714
Cost of revenue . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   47,876      47,790
                                                                                       -------     -------
Gross profit  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   31,325      32,924
Selling, general and administrative expense . . . . . . . . . . . . . . . . . . . . .   20,184      21,161
Depreciation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    3,712       3,889
                                                                                       -------     -------
Operating income  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    7,429       7,874
Other (income) expense:
  Interest expense, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    4,038       3,787
  Other (income) expense, net . . . . . . . . . . . . . . . . . . . . . . . . . . . .     (148)         23
  Amortization of intangibles . . . . . . . . . . . . . . . . . . . . . . . . . . . .      762         779
                                                                                       -------     -------
Income before taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    2,777       3,285
Income tax provision  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    1,949       1,538
                                                                                       -------     -------
          Net income  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $   828     $ 1,747
                                                                                       =======     =======

                            See accompanying notes.

               HYDROCHEM INDUSTRIAL SERVICES, INC. AND SUBSIDIARY

                 CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY
                                  (UNAUDITED)

                                                                       ADDITIONAL
                                                             COMMON     PAID-IN    RETAINED
                                                             STOCK      CAPITAL    EARNINGS        TOTAL
                                                            -------    --------    --------      --------
                                                                          (IN THOUSANDS)
Balance at December 31, 1996  . . . . . . . . . . . . . . .   $  1       19,670     $ 6,099      $ 25,770
     Net income . . . . . . . . . . . . . . . . . . . . . .     --           --       1,747         1,747
                                                              ----      -------     -------      --------
Balance at June 30, 1997  . . . . . . . . . . . . . . . . .   $  1      $19,670     $ 7,846      $ 27,517
                                                              ====      =======     =======      ========

                            See accompanying notes.

               HYDROCHEM INDUSTRIAL SERVICES, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                                        THREE MONTHS ENDED
                                                                                             JUNE 30,
                                                                                       --------------------
                                                                                         1996        1997
                                                                                       ---------  ---------
                                                                                          (IN THOUSANDS)
Operating activities
  Net income. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $    561   $  1,188
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     1,900      1,978
     Amortization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       381        391
     Amortization of deferred financing costs . . . . . . . . . . . . . . . . . . . .       149        142
     Deferred income tax expense  . . . . . . . . . . . . . . . . . . . . . . . . . .       988       (202)
     Loss (gain) on sale of property and equipment  . . . . . . . . . . . . . . . . .       (31)        14
  Changes in operating assets and liabilities:
     Receivables, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     1,471     (1,354)
     Inventories  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      (306)        32
     Prepaid expenses and other current assets  . . . . . . . . . . . . . . . . . . .       160       (317)
     Accounts payable . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    (2,485)       156
     Income taxes payable . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      (102)       744
     Accrued liabilities  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       525      2,477
     Other assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      (397)        47
                                                                                       --------   --------
          Net cash provided by operating activities . . . . . . . . . . . . . . . . .     2,814      5,296
Investing activities
  Expenditures for property and equipment . . . . . . . . . . . . . . . . . . . . . .    (2,113)    (1,231)
  Proceeds from sale of property and equipment  . . . . . . . . . . . . . . . . . . .        79         31
                                                                                       --------   --------
          Net cash used in investing activities . . . . . . . . . . . . . . . . . . .    (2,034)    (1,200)
Financing activities
  Repayments of long-term debt, net . . . . . . . . . . . . . . . . . . . . . . . . .      (924)    (3,760)
                                                                                       --------   --------
          Net cash provided by (used in) financing
           activities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      (924)    (3,760)
                                                                                       --------   --------
Net increase (decrease) in cash . . . . . . . . . . . . . . . . . . . . . . . . . . .      (144)       336
Cash at beginning of period . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     1,570      1,122
                                                                                       --------   --------
Cash at end of period . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $  1,426   $  1,458
                                                                                       ========   ========


                            See accompanying notes.

               HYDROCHEM INDUSTRIAL SERVICES, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                             SIX MONTHS ENDED
                                                                                 JUNE 30,
                                                                             -----------------
                                                                             1996       1997
                                                                             -------   -------
                                                                              (IN THOUSANDS)
Operating activities
  Net income ..............................................................  $   828   $ 1,747
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation .........................................................    3,712     3,889
     Amortization .........................................................      762       779
     Amortization of deferred financing costs .............................      294       288
     Deferred income tax expense ..........................................    1,777       290
     Loss (gain) on sale of property and equipment ........................      (45)       16
  Changes in operating assets and liabilities:
     Receivables, net .....................................................    1,025    (2,863)
     Inventories ..........................................................     (165)      (52)
     Prepaid expenses and other current assets ............................     (628)     (798)
     Accounts payable .....................................................     (358)      592
     Income taxes payable .................................................     (334)      783
     Accrued liabilities ..................................................   (1,095)    1,536
     Other assets .........................................................     (397)       --
                                                                             -------   -------
          Net cash provided by operating activities .......................    5,376     6,207
Investing activities
  Expenditures for property and equipment .................................   (3,245)   (2,847)
  Proceeds from sale of property and equipment ............................      126       170
                                                                             -------   -------
          Net cash used in investing activities ...........................   (3,119)   (2,677)
Financing activities
  Repayments of long-term debt, net .......................................   (1,919)   (2,743)
                                                                             -------   -------
          Net cash provided by (used in) financing
           activities .....................................................   (1,919)   (2,743)
                                                                             -------   -------
Net increase in cash ......................................................      338       787
Cash at beginning of period ...............................................    1,088       671
                                                                             -------   -------
Cash at end of period .....................................................  $ 1,426   $ 1,458
                                                                             =======   =======

                            See accompanying notes.

               HYDROCHEM INDUSTRIAL SERVICES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 30, 1997
                                  (UNAUDITED)

1.  ORGANIZATION, FORMATION AND BASIS OF PRESENTATION

    The consolidated financial statements include the accounts of HydroChem Industrial Services, Inc. ("HydroChem") and its wholly owned subsidiary, HydroChem International, Inc. ("International"), collectively referred to as the "Company." HydroChem is a wholly owned subsidiary of HydroChem Holding, Inc. ("Holding").

    The accompanying unaudited consolidated financial statements presented herein have been prepared by HydroChem in accordance with generally accepted accounting principles for interim financial information and with the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements, although the Company believes these disclosures are adequate to make the information presented not misleading. In the opinion of management, the adjustments necessary for a fair presentation of the periods presented have been reflected and are of a normal recurring nature. Operating results for the interim periods are not necessarily indicative of the results that may be expected for the remainder of the fiscal year. These unaudited consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements.

    The Company is engaged in the business of providing industrial cleaning services to a wide range of processing industries, including petrochemical plants, oil refineries, electric utilities, pulp and paper mills, rubber plants and aluminum plants. This type of work is typically recurring maintenance to improve or sustain the operating efficiencies and extend the useful lives of process equipment and facilities. Services provided include high-pressure water cleaning, chemical cleaning, industrial vacuuming, waste minimization, commissioning and other specialized services.

2.  LONG-TERM DEBT

    Long-term debt at December 31, 1996 and June 30, 1997 consisted of the following (in thousands):

                                                                                DECEMBER 31,     JUNE 30,
                                                                                    1996           1997
                                                                                -----------      -------
Revolving loan  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $ 5,450        $ 4,832
Term loan A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    19,875         17,750
Term loan B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    25,000         25,000
                                                                                  -------        -------
Total senior debt . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    50,325         47,582
Less current portion of senior debt . . . . . . . . . . . . . . . . . . . . . .     4,625          5,250
                                                                                  -------        -------
                                                                                   45,700         42,332
Subordinated debt . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    18,000         18,000
                                                                                  -------        -------
Total long-term debt  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $63,700        $60,332
                                                                                  =======        =======

3.  COMMITMENTS AND CONTINGENCIES

    HydroChem is a defendant in various lawsuits arising in the normal course of business. Substantially all of these suits are being defended vigorously by HydroChem's insurance carriers. While the results of litigation cannot be predicted with certainty, management believes the final outcome of such litigation will not have a material adverse effect on the Company's consolidated financial position.

4.  SUMMARY FINANCIAL INFORMATION

    Summary financial information for International as consolidated with HydroChem is as follows (in thousands):

                                                          As of             As of
                                                    DECEMBER 31, 1996   JUNE 30, 1997
                                                    -----------------  --------------
Current assets  . . . . . . . . . . . . . . . . .             $ 1,476         $ 1,566
Noncurrent assets . . . . . . . . . . . . . . . .                 155             127
Current liabilities . . . . . . . . . . . . . . .                  85             164
Noncurrent liabilities  . . . . . . . . . . . . .                  --              --


                                    Three Months ended June 30,   Six Months ended June 30,
                                    ---------------------------   -------------------------
                                              1996         1997            1996         1997
                                              ----        -----            ----         ----
Revenue . . . . . . . . . . . . . .          $ 736      $ 1,079         $ 1,695      $ 1,549
Gross profit  . . . . . . . . . . .            291          482             664          692
Net income (loss) . . . . . . . . .            (21)          23              23          (17)


5.  SUBSEQUENT EVENT

         On August 4, 1997, the Company issued $110,000,000 in principal amount of HydroChem's 10 3/8% Senior Subordinated Notes due 2007 (the "Notes") in a private offering pursuant to Rule 144A under the Securities Act of 1933. The Company is currently in the process of registering an identical series of notes with the Securities and Exchange Commission, which will be offered in exchange for the Notes. International is a guarantor of the Notes.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         As authorized by the Delaware General Corporation Law ("DGCL"), the Company's Certificate of Incorporation (the "Certificate") provides that, to the full extent permitted by the DGCL or any other applicable laws as presently or hereafter in effect, no Director of the Company in his or her capacity shall be personally liable to the Company in his or her capacity as director of the Company. The DGCL does not permit limitation of liability of any director (i) for breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases, or (iv) for any transaction from which the director derived an improper personal benefit.

         The Company's Bylaws provide that the Company will indemnify any person who is or is threatened to be made a party to any action (other than an action by or in the right of the Company) by reason of the fact that he is or was a director or officer of the Company against amounts (including attorneys' fees) incurred by him in connection with such action if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company. With respect to actions brought by or in the right of the Company, an officer or director will be indemnified for expenses (including attorneys' fees) incurred in connection with the defense or settlement of the action if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, except that no such indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged liable to the Company, except in certain limited circumstances. The Bylaws further provide that the Company shall approve indemnification of any such person to the fullest extent permitted under the DGCL, as the same may be amended.

         Delaware corporations are also authorized to obtain insurance to protect officers and directors from certain liabilities, including liabilities against which the Company cannot indemnify its directors and officers. The Company has in place a directors' and officers' liability insurance policy.


         The Company intends to enter into certain agreements ("Indemnification Agreements") with each of its directors and officers designed to give effect to the foregoing provisions of the Certificate and Bylaws and to provide certain additional assurances against the possibility of uninsured liability. The effect of these provisions and the Indemnification Agreements will be to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director or officer for breach of fiduciary duty as a director or officer (including breaches resulting from negligence or gross negligence) except in the situations described in clauses (i)-(iv) of the second sentence of this paragraph. These provisions and the Indemnification Agreements will not alter the liability of directors and officers of the Company under federal securities laws.


ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)

Exhibit
Number                            Description
  3.1*    Certificate of Incorporation of HydroChem Industrial Services, Inc.,
          as amended through December 15, 1993.

  3.2* Certificate of Incorporation of HydroChem International, Inc., as amended through October 4, 1994.

  3.3*    By-Laws of HydroChem Industrial Services, Inc.

  3.4*    By-Laws of HydroChem International, Inc.

  4.1*    Purchase Agreement, dated as of July 30, 1997, by and among HydroChem
          Industrial Services, Inc., HydroChem International, Inc. and
          Donaldson, Lufkin & Jenrette Securities Corporation, as Initial
          Purchaser, relating to the 10 3/8% Series A Senior Subordinated Notes due 2007.


  4.2*    Indenture, dated as of August 1, 1997, among HydroChem Industrial
          Services, Inc., HydroChem International, Inc., as Guarantor, and
          Norwest Bank, Minnesota, N.A., as Trustee.

  4.3*    Registration Rights Agreement dated August 4, 1997, by and among
          HydroChem Industrial Services, Inc., HydroChem International, Inc.
          and Donaldson, Lufkin & Jenrette Securities Corporation, as Initial
          Purchaser.

  5.1*    Opinion of Haynes and Boone, LLP.

  8.1***  Opinion of Haynes and Boone, LLP regarding certain tax matters.

 10.1**   HydroChem Holding, Inc. 1994 Stock Option Plan.

 10.2**   Employment Agreement dated November 1, 1992 between HydroChem
          Industrial Services, Inc. and J. Pat DeBusk.

 10.3**   Employment Agreement dated November 1, 1992 between HydroChem
          Industrial Services, Inc. and Gary Noto

 10.4**   Employment Agreement dated November 1, 1992 between HydroChem
          Industrial Services, Inc. and Craig Kaple.

 10.5**   Employment Agreement dated December 15, 1993 between HydroChem
          Industrial Services, Inc. and B. Tom Carter, Jr., as amended through
          December 9, 1996.

 10.6**   Employment Offer Letter dated June 3, 1996 from HydroChem Industrial
          Services, Inc. to Selby F. Little, III.

 10.7*    Lease Agreement dated December 4, 1979 between HydroChem Industrial
          Services, Inc. and Gracey Corporation, as amended through May 29,
          1996.

 10.8*** Form of Indemnification Agreement to be entered into with directors and officers.

 12.1* Statement regarding computation of ratio of earnings to fixed charges.

 21.1*    List of subsidiaries of HydroChem Industrial Services, Inc.

 23.1*    Consent of Haynes and Boone, LLP (included in Exhibits 5.1 and 8.1).

 23.2***  Consent of Ernst & Young LLP.

 25.1*    Statement of Eligibility and Qualification on Form T-1 of Trustee.

 27.1*    Financial Data Schedule.

 99.1*    Form of Letter of Transmittal.

 99.2*    Form of Notice of Guaranteed Delivery.


------------

*   Previously filed.
**  Management compensation or incentive plan.
*** Filed herewith.



ITEM 22.  UNDERTAKINGS.

         Each of the undersigned Registrants hereby undertakes:

         (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

               (ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in this Registration Statement when it becomes effective;

               (iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

         (2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         Each of the undersigned Registrants hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under
Section 305(b)(2) of the Trust Indenture Act.

         Each of the undersigned Registrants hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this Registration Statement through the date of responding to the request.

         Each of the undersigned Registrants hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this Registration Statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Company has duly caused Amendment No. 1 to this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on the 2nd day of October, 1997.


                                HYDROCHEM INDUSTRIAL SERVICES, INC.




                                By:  /s/ Selby F. Little, III
                                   --------------------------------------------
                                     Selby F. Little, III, Executive Vice
                                     President and Chief Financial Officer





         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 2nd day of October, 1997.





                NAME:                                  CAPACITIES:

         B. TOM CARTER, JR*.                Chairman of the Board, President and
------------------------------------        Chief Executive Officer
         B. Tom Carter, Jr.


        SELBY F. LITTLE, III*               Executive Vice President and Chief
------------------------------------        Financial Officer
        Selby F. Little, III


        PATRICIA K. BURNS*                  Corporate Controller
------------------------------------
        Patricia K. Burns


        ROBERT B. CRATES*                   Director
------------------------------------
        Robert B. Crates


        THOMAS F. McWILLIAMS*               Director
------------------------------------
        Thomas F. McWilliams




         Selby F. Little, by signing his name hereto, does sign and execute Amendment No. 1 to this Registration Statement on Form S-4 on behalf of each of the above-named officers and directors of the Registrant on the 2nd day of October, 1997, pursuant to powers of attorneys executed on behalf of each of such officers and directors, and filed with the Securities and Exchange Commission.


*      /s/ SELBY F. LITTLE, III             Attorney-in-Fact
------------------------------------
           Selby F. Little, III

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, as amended, the Company has duly caused Amendment No. 1 to this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on the 2nd day of October, 1997.


                                HYDROCHEM INTERNATIONAL, INC.




                                By:  /s/ Selby F. Little, III
                                   --------------------------------------------
                                     Selby F. Little, III, Executive Vice
                                     President and Chief Financial Officer





         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 2nd day of October, 1997.





                NAME:                                  CAPACITIES:

         B. TOM CARTER, JR*.                Chairman of the Board, President and
------------------------------------        Chief Executive Officer
         B. Tom Carter, Jr.


        SELBY F. LITTLE, III*               Executive Vice President and Chief
------------------------------------        Financial Officer
        Selby F. Little, III


        PATRICIA K. BURNS*                  Corporate Controller
------------------------------------
        Patricia K. Burns


        ROBERT B. CRATES*                   Director
------------------------------------
        Robert B. Crates


        THOMAS F. McWILLIAMS*               Director
------------------------------------
        Thomas F. McWilliams



         Selby F. Little, by signing his name hereto, does sign and execute Amendment No. 1 to this Registration Statement on Form S-4 on behalf of each of the above-named officers and directors of the Registrant on the 2nd day of October, 1997, pursuant to powers of attorneys executed on behalf of each of such officers and directors, and filed with the Securities and Exchange Commission.




*      /s/ SELBY F. LITTLE, III             Attorney-in-Fact
------------------------------------
           Selby F. Little, III

                                 EXHIBIT INDEX

Exhibit
Number                            Description
------                            -----------
  3.1*    Certificate of Incorporation of HydroChem Industrial Services, Inc.,
          as amended through December 15, 1993.

  3.2* Certificate of Incorporation of HydroChem International, Inc., as amended through October 4, 1994.

  3.3*    By-Laws of HydroChem Industrial Services, Inc.

  3.4*    By-Laws of HydroChem International, Inc.

  4.1*    Purchase Agreement, dated as of July 30, 1997, by and among HydroChem
          Industrial Services, Inc., HydroChem International, Inc. and
          Donaldson, Lufkin & Jenrette Securities Corporation, as Initial
          Purchaser, relating to the 10 3/8% Series A Senior Subordinated Notes due 2007.

  4.2*    Indenture, dated as of August 1, 1997, among HydroChem Industrial
          Services, Inc., HydroChem International, Inc., as Guarantor, and
          Norwest Bank, Minnesota, N.A., as Trustee.

  4.3*    Registration Rights Agreement dated August 4, 1997, by and among
          HydroChem Industrial Services, Inc., HydroChem International, Inc.
          and Donaldson, Lufkin & Jenrette Securities Corporation, as Initial
          Purchaser.

  5.1*    Opinion of Haynes and Boone, LLP.

  8.1***  Opinion of Haynes and Boone, LLP regarding certain tax matters.

 10.1**   HydroChem Holding, Inc. 1994 Stock Option Plan.

 10.2**   Employment Agreement dated November 1, 1992 between HydroChem
          Industrial Services, Inc. and J. Pat DeBusk.

 10.3**   Employment Agreement dated November 1, 1992 between HydroChem
          Industrial Services, Inc. and Gary Noto

 10.4**   Employment Agreement dated November 1, 1992 between HydroChem
          Industrial Services, Inc. and Craig Kaple.

 10.5**   Employment Agreement dated December 15, 1993 between HydroChem
          Industrial Services, Inc. and B. Tom Carter, Jr., as amended through
          December 9, 1996.

 10.6**   Employment Offer Letter dated June 3, 1996 from HydroChem Industrial
          Services, Inc. to Selby F. Little, III.

 10.7*    Lease Agreement dated December 4, 1979 between HydroChem Industrial
          Services, Inc. and Gracey Corporation, as amended through May 29,
          1996.

 10.8*** Form of Indemnification Agreement to be entered into with directors and officers.

 12.1* Statement regarding computation of ratio of earnings to fixed charges.

 21.1*    List of subsidiaries of HydroChem Industrial Services, Inc.

 23.1*    Consent of Haynes and Boone, LLP (included in Exhibits 5.1 and 8.1).

 23.2***  Consent of Ernst & Young LLP.

 25.1*    Statement of Eligibility and Qualification on Form T-1 of Trustee.

 27.1*    Financial Data Schedule.

 99.1*    Form of Letter of Transmittal.

 99.2*    Form of Notice of Guaranteed Delivery.


------------

*   Previously filed.
**  Management compensation or incentive plan.
*** Filed herewith.